Filed Pursuant to Rule 424(b)(4)
Registration No. 333-109098
PROSPECTUS

2,328,000 Shares

Common Stock

We are offering 2,000,000 shares of common stock and the selling stockholders identified in this prospectus are offering 328,000 shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the Nasdaq National Market under the symbol “SFCC.” On October 30, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $29.91 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock under the heading “Risk factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$29.50	$68,676,000

Underwriting discounts and commissions	$1.77	$4,120,560

Proceeds, before expenses, to us	$27.73	$55,460,000

Proceeds, before expenses, to the selling stockholders	$27.73	$9,095,440

The underwriters may also purchase up to an additional 349,200 shares of common stock from us at the public offering price, less the underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $4,158,084, and the total proceeds, before expenses, to us will be $65,143,316.

The underwriters are offering the shares of common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about November 5, 2003.

Sole Book-Running Manager

UBS Investment Bank	Jefferies & Company, Inc.

The date of this prospectus is October 31, 2003

     Various pictures of laboratory equipment, laboratory activities and various of our customers’ logos.

Forward-looking statements
Prospectus summary
The offering
Summary consolidated financial data
Risk factors
Our history
Use of proceeds
Price range of common stock
Dividend policy
Capitalization
Unaudited pro forma combined financial data
Selected consolidated financial data
Management’s discussion and analysis of financial condition and results of operations
Business
Management
Related party transactions
Principal and selling stockholders
Description of capital stock
Shares eligible for future sale
Underwriting
Legal matters
Experts
Incorporation by reference
Where you can find more information
Index to financial statements

You should rely only on information contained or incorporated by reference in this prospectus. We have not and the underwriters have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus. We are not offering to sell or seeking offers to buy shares of common stock in jurisdictions where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “SFBC International,” “SFBC,” or the “Company” refer to SFBC International, Inc. and its subsidiaries and predecessors as a combined entity.

Forward-looking statements	i
Prospectus summary	1
Risk factors	6
Our history	13
Use of proceeds	15
Price range of common stock	16
Dividend policy	16
Capitalization	17
Unaudited pro forma combined financial data	19
Selected consolidated financial data	24
Management’s discussion and analysis of financial condition and results of operations	26
Business	39
Management	52
Related party transactions	58
Principal and selling stockholders	59
Description of capital stock	61
Shares eligible for future sale	63
Underwriting	64
Legal matters	67
Experts	67
Incorporation by reference	68
Where you can find more information	68
Index to financial statements	F-1

The SFBC logo is a trademark or servicemark of ours. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

Forward-looking statements

This prospectus, including the incorporated documents, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as “expects,” “anticipates,” “intends,” “believes,” “will” and similar words are used to identify forward-looking statements within the meaning of the Act. These forward-looking statements, including, but not limited to, the statements in the “Risk factors”, “Business”, and “Management’s discussion and analysis of financial condition and results of operations” sections and elsewhere in this prospectus and the incorporated documents, are not based on historical fact, but rather reflect our current expectations concerning future results and events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements, including the risks outlined in the “Risk factors” section and elsewhere in this prospectus and the incorporated documents. You are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as the result of new information, future events or otherwise. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before buying our common stock in this offering. You should read the entire prospectus carefully, including the information under the heading “Risk factors” beginning on page 6 and the information incorporated by reference in this prospectus. Except as otherwise stated, all information in this prospectus assumes that the underwriters in this offering do not exercise their over-allotment option.

OUR BUSINESS

We are a contract research organization, providing a broad range of specialized drug development services to branded pharmaceutical, biotechnology and generic drug companies. We are a leading provider of early clinical development services, specializing primarily in the areas of Phase I and Phase II clinical trials and bioanalytical laboratory services. We also provide a range of complementary services to our clients, including early clinical pharmacology research, biostatistics and data management, and regulatory and drug submission as well as Phase III and Phase IV clinical trial management services in select therapeutic areas. Our clients include many of the largest pharmaceutical, biotechnology and generic drug companies in the world. We have conducted Phase I and Phase II clinical trials for many leading drugs, including Ambien, Celebrex, Claritin, Vioxx, Zithromax and Zoloft. Through both organic growth and acquisitions, our revenue has grown from approximately $4.3 million in 1997 to $64.7 million in 2002. For the six months ended June 30, 2003, our revenue was $41.1 million.

We operate five clinical trial facilities in the United States and Canada, which account for 1,000 beds. Our 500-bed, 73,000-square foot Miami facility is, we believe, the largest Phase I and Phase II clinical trials facility in North America. Our Canadian facilities, which include approximately 310 beds and related bioanalytical and clinical laboratories, primarily service the generic drug industry. We believe our strength in rapidly recruiting clinical trial participants and our ability to conduct large, high-quality clinical trials provide our clients with the opportunity to generate the data they require with fewer clinical trials. We believe this capability can help our clients to reduce their drug development lead times and makes us a desirable drug development services partner.

We have developed and currently maintain extensive databases of available individuals who have indicated an interest in participating in our future trials. We believe our proprietary databases give us an advantage over our competitors in that it enables us to reduce the costs and delays associated with advertising and other recruitment methods typically used in our industry. We further differentiate ourselves from our competitors based on our ability to recruit specialized populations for difficult-to-recruit clinical trials. We have expertise and experience in recruiting for and conducting trials involving the following special populations:

-	Cardiac;

-	Dermatologic;

-	Diabetic;

-	Geriatric;

-	Hepatic (liver disease);

-	HIV positive;

-	Neurologic;

-	Ophthalmologic;

-	Pediatric;

-	Post-menopausal;

-	Pulmonologic; and

-	Renal (kidney disease).

We believe the greatest opportunity to leverage our core Phase I and Phase II clinical trials business exists in offering our clients a range of complementary services. We believe that these added capabilities can expedite the drug development process for our clients, provide our clients with a comprehensive service offering, and provide us with significant cross-selling opportunities. Our facilities include, in addition to our clinical trials facilities, bioanalytical laboratories in Quebec City, Canada and in Philadelphia, Pennsylvania, state-of-the-art clinical laboratories in Miami, Florida and in Montreal, Canada, a data manage-

ment and biostatistical facility in Kennett Square, Pennsylvania, and Phase II through Phase IV clinical trials management operations at several of our locations.

INDUSTRY OVERVIEW

The drug development services industry constitutes a significant and growing portion of all pharmaceutical and biotechnology drug development activity. By outsourcing their drug development activities, pharmaceutical, biotechnology and generic drug companies can focus their resources on sales and marketing, drug discovery and other areas in which they can best differentiate themselves. According to Kalorama Information, a leading life sciences market research firm, in 2002 approximately $11 billion, or approximately 18% of total research and development expenditures, was outsourced to the drug development services industry, and Kalorama expects this to grow to approximately $27 billion, or approximately 28% of the total research and development expenditures, in 2007.

We believe the drug development services industry’s growth is being driven primarily by the:

-	Emergence of new research and technologies that are resulting in greater drug development activities;

-	Escalating research and development expenditures by pharmaceutical companies;

-	Growth of the biotechnology industry;

-	Difficulties in recruiting trial participants, resulting in longer drug development times;

-	Importance of therapeutic expertise and ability to recruit special populations;

-	Growth of the generic drug industry; and

-	Evolution of the regulatory environment.

OUR STRATEGY

We believe that increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our business. Our strategy is to build upon our clinical development expertise, our ability to recruit, and the scope of our clinical trials facilities and to further our reputation as a provider of a broad range of high-quality drug development services to our clients in the pharmaceutical, biotechnology and generic drug industries. We intend to capitalize on the opportunities in our industry and achieve our strategy primarily by:

-	Leveraging existing relationships to increase penetration with existing clients;

-	Expanding our bioanalytical laboratory business;

-	Continuing to enhance our services to generic manufacturers;

-	Expanding into new areas of therapeutic expertise;

-	Augmenting our current range of specialized services through strategic acquisitions; and

-	Expanding our international presence.

RECENT DEVELOPMENTS

Third quarter 2003 results

On October 20, 2003 we announced our operating results for the three months and nine months ended September 30, 2003. For the three months ended September 30, 2003, total revenue increased 66.3% to $29.1 million from $17.5 million for the three months ended September 30, 2002. Net earnings for the three months ended September 30, 2003 was $3.4 million, or $0.42 per fully diluted share (based on weighted average shares outstanding of 8.2 million), compared to net earnings of $2.2 million, or $0.30 per diluted share (based on weighted average shares outstanding of 7.3 million) for the three months ended September 30, 2002.

For the nine months ended September 30, 2003, our total revenue increased 68.1% to $70.2 million from $41.8 million for the nine months ended September 30, 2002. Net earnings for the nine months ended September 30, 2003 was $7.4 million, or $0.93 per fully diluted share (based on weighted average shares outstanding of 7.9 million), compared to net earnings of $4.9 million for the nine months ended September 30, 2002, or $0.66 per fully diluted share (based on weighted average shares outstanding of 7.4 million).

Proposed European facility

On October 24, 2003, we entered into an agreement to establish a Spanish company that will open a bioanalytical laboratory in Barcelona, Spain and provide services to the European market. We own 49% of the Spanish company and have an option to purchase an additional 2% of the company at a future date. We estimate that our initial capital contribution will be approximately $354,000 or the equivalent thereof in local currency.

OUR CORPORATE INFORMATION

We were incorporated as SFBC International, Inc. in Delaware in March 1999, when we acquired our predecessor, which was a Florida corporation that commenced providing drug development services in Miami, Florida in 1984. Our principal executive offices are located at 11190 Biscayne Boulevard, Miami, Florida 33181 and our telephone number is (305) 895-0304. Our website is located at www.sfbci.com. Information contained on our website is not part of this prospectus.

The offering

Common stock we are offering	2,000,000 shares

Common stock being offered by selling stockholders	328,000 shares

Total	2,328,000 shares

Common stock outstanding immediately following this offering	9,948,555 shares

Nasdaq National Market symbol	SFCC

Use of proceeds	We estimate that the net proceeds to us from the offering after expenses will be approximately $54.3 million, which we intend to use to repay approximately $9.5 million in outstanding debt under our existing credit facility, and for selective acquisitions, general corporate purposes, including funding the continued growth and development of our business, and working capital requirements. We are evaluating, and expect to continue to evaluate, possible acquisition opportunities.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Risk factors	See “Risk factors” beginning on page 6 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2003, and does not include:

-	1,006,801 shares of common stock issuable upon the exercise of outstanding options having a weighted average exercise price of $14.26 per share as of September 30, 2003;

-	7,500 shares of common stock underlying outstanding options to purchase 5,000 shares of common stock at $12.00 per share and to purchase 2,500 warrants (exercisable at $14.00 per share) at $0.40 per warrant, which were issued to American Fronteer Financial Corporation in its capacity as an underwriter of our initial public offering in October 2000;

-	276,966 additional shares of common stock available for issuance under our stock option plan as of September 30, 2003; and

-	up to 349,200 additional shares of common stock we have agreed to sell if the underwriters exercise in full their over-allotment option.

Unless otherwise stated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option, and all currency amounts in this prospectus are stated in U.S. dollars.

Summary consolidated financial data

The following summary of our consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Unaudited pro forma combined financial data,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited historical consolidated financial statements, including introductory paragraphs and related notes to these financial statements, appearing elsewhere or incorporated by reference in this prospectus. The 2002 pro forma unaudited statement of operations data includes the operations of Anapharm, New Drug Services and Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc., as if we had owned each since January 1, 2002. The pro forma unaudited statement of operations data for the six months ended June 30, 2003 includes the operations of the Clinical Pharmacology companies as if we had owned them since January 1, 2003. The pro forma unaudited balance sheet data as of June 30, 2003 below gives effect to our acquisition of the Clinical Pharmacology companies and related borrowings under our bank credit facility, as if the acquisition and related borrowings had occurred at June 30, 2003, as well as other transactions affecting our capitalization since June 30, 2003 as described under “Capitalization”. The pro forma unaudited as adjusted balance sheet as of June 30, 2003 gives further effect to the issuance of 2,000,000 shares of our common stock that we are offering under this prospectus and our application of a portion of the net proceeds of this offering to repay approximately $9.5 million in outstanding indebtedness under our existing credit facility. For a discussion of acquisitions that we have made that affect the period to period comparability of our results of operations, see “Our history” beginning on page 13.

	Year ended December 31,				Six months ended June 30,

				2002			2003
Statement of operations				Pro forma	2002	2003	Pro forma
data:	2000	2001	2002	(unaudited)	(unaudited)	(unaudited)	(unaudited)

	(in thousands, except per share data)
Net revenue	$19,694	$31,471	$64,740	$82,067	$24,303	$41,154	$45,188
Direct Costs	11,997	18,151	36,728	45,626	13,315	23,258	25,124
Earnings from operations	3,445	5,764	10,145	15,281	3,390	4,849	6,268
Net earnings	2,051	3,820	7,868	10,943	2,685	3,967	4,743
Earnings per share — basic	$0.78	$0.94	$1.12	$1.42	$0.39	$0.55	$0.62
Earnings per share — diluted	$0.76	$0.81	$1.05	$1.35	$0.36	$0.52	$0.59
Weighted average shares — basic	2,614	4,073	7,044	7,688	6,890	7,224	7,667
Weighted average shares — diluted	2,707	4,739	7,487	8,131	7,405	7,575	8,018

	As of June 30, 2003

			Pro forma
Balance sheet data:	Actual	Pro forma	as adjusted

	(unaudited, in thousands)
Cash and cash equivalents	$3,975	$5,557	$50,347
Working capital	23,479	24,363	71,454
Total assets	90,353	112,782	157,572
Current maturities of long-term debt	3,420	3,920	1,620
Long-term debt	2,713	10,698	3,498
Stockholders’ equity	73,690	85,052	139,342

Risk factors

Before you invest in our common stock, you should be aware of various risks to which we are subject, including those described below. The following risks and uncertainties may have a material and adverse effect on our business, financial condition, results of operations, or on the trading price of our common stock. You should carefully consider these risks and uncertainties, together with all of the other information included and incorporated by reference in this prospectus before you decide whether to purchase any of our common stock. If any of the material risks or uncertainties we face were to occur, the trading price of our securities could decline, and you may lose all or part of your investment.

We are subject to changes in outsourcing trends in the branded pharmaceutical, biotechnology and generic drug industries which could adversely affect our operating results.

Economic factors and industry trends that affect our primary clients, branded pharmaceutical, biotechnology and generic drug companies, also affect our business and operating results. The outsourcing of drug development activities grew substantially during the past decade and we benefited from this trend. If these industries reduce the outsourcing of their clinical research and other drug development projects, our operations will be adversely affected. A continuing negative trend could have an ongoing adverse effect on our business, results of operations or financial condition. Numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. If future regulatory cost containment efforts limit the profits which can be derived from new and generic drugs, our clients may reduce their research and development spending, which could reduce the business they outsource to us. We cannot predict the likelihood of any of these events.

If branded pharmaceutical, biotechnology and generic drug companies reduce their expenditures, our future revenue and profitability may be reduced.

Our business and continued expansion depend on the research and development expenditures of our clients. If these companies want to reduce costs, they may proceed with fewer clinical trials and other drug development. An economic downturn or other factors may cause our clients to decrease their research and development expenditures which would adversely affect our future revenue and profitability.

If we do not continue to generate a large number of new client contracts, or if our clients cancel or defer contracts, our future profitability may be adversely affected.

Most of our contracts are short term. As a result, we must continually replace our existing contracts with new contracts to sustain our revenue. A client’s drug development program is the driving force in our ability to initiate new contracts. In addition, a client may cancel or delay existing contracts at its discretion and is likely to do so if its drug is not ready for testing or if the test results are unsatisfactory. All of these factors are beyond our control. Our inability to generate new contracts on a timely basis would have a material adverse effect on our business, financial condition, and results of operations. In addition, since a large portion of our operating costs are relatively fixed, variations in the timing and progress of contracts can materially affect our results.

Our operating results can be expected to fluctuate from period to period.

Our operating results can be expected to fluctuate from period to period. These fluctuations are usually due to the level of new business awards in a particular period and the timing of the initiation, progress, or cancellation of significant projects. Because of our relatively small size and the relatively small number of our shares outstanding, even a short acceleration or delay in such projects can have a material effect on our results in a given reporting period. Historically, our revenue from our United States operations has typically been higher in the second half of the year. We anticipate that this will continue because of the way our clients budget their research and development expenditures. Our varying periodic results may result in the drop of our common stock price if investors react to our reporting operating results which are less favorable than in a prior period or than those anticipated by investors or the financial community generally.

Risk factors

A significant portion of our growth has come from acquisitions, and we plan to make more acquisitions in the future as part of our continuing growth strategy. This growth strategy subjects us to numerous risks.

A very important aspect of our growth strategy has been and is to pursue strategic acquisitions of related businesses that we believe can expand or compliment our business. Since January 1, 2000, we have substantially grown our business through the completion of eight acquisitions. Acquisitions require significant capital resources and divert management’s attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct pre-dating our acquisition of a business that were not known to us at the time of acquisition. We may also incur significantly greater expenditures in integrating an acquired business than we had anticipated at the time of its purchase. In addition, acquisitions may create unanticipated tax and accounting problems, including the possibility that we might be required to write-off goodwill which we have paid for in connection with an acquisition. A key element of our acquisition strategy has been to retain management of acquired businesses to operate the acquired business for us. Many of these individuals maintain important contacts with clients of the acquired business. Our inability to retain these individuals could materially impair the value of an acquired business. Our failure to successfully accomplish future acquisitions or to manage and integrate completed or future acquisitions could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you that:

-	we will identify suitable acquisition candidates;

-	we can consummate acquisitions on acceptable terms;

-	we can successfully integrate any acquired business into our operations or successfully manage the operations of any acquired business; or

-	we will be able to retain an acquired company’s significant client relationships, goodwill and key personnel or otherwise realize the intended benefits of any acquisition.

We have grown rapidly over the last few years, and our growth has placed, and is expected to continue to place, significant demands on us.

We have grown rapidly over the last several years, including through acquisitions. Businesses that grow rapidly often have difficulty managing their growth. Our rapid growth has placed and is expected to continue to place significant demands on our management, on our accounting, financial, information and other systems and on our business. Although we have expanded our management, we need to continue recruiting and employing experienced executives and key employees capable of providing the necessary support. In addition, we will need to continue to improve our financial, accounting, information and other systems in order to effectively manage our growth. Historically, when making acquisitions we have targeted operations that we believe can be operated as autonomous business units and we have not transitioned acquired businesses to a common financial, accounting or information systems platform. This decentralization of our operations and systems may create difficulties for us in the future. Although our management believes that our internal controls are effective, in connection with past audits (most recently the audit for the year ended December 31, 2002), Grant Thornton LLP, our independent certified public accountants, notified our management and audit committee of the existence of “reportable conditions”, which is an accounting term for internal control deficiencies that, in the judgment of our independent certified public accountants, are significant. Although Grant Thornton did not conclude that the reportable conditions, either individually or in the aggregate, constituted a “material weakness” in our internal controls, if we do not effectively execute our plans to strengthen our internal controls, including plans to prepare us to comply with the new annual internal control certification that will be required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related SEC rules, our auditors in the future could find such a weakness in our internal controls. We cannot assure you that our management will be able to manage our growth effectively or successfully, or that our financial, accounting, information or other systems will be able to successfully accommodate our growth. Our failure to meet these challenges could materially impair our business.

Risk factors

We have substantial non-U.S. operations, which exposes us to currency risks.

Approximately 39% and 47% of our total net revenue for the year ended December 31, 2002 and the six months ended June 30, 2003, respectively, was derived from our Canadian operations. In addition, as discussed under “Prospectus summary — Recent developments”, we recently entered into an agreement to establish a Spanish company that will open a bioanalytical laboratory in Barcelona, Spain and provide services to the European market. Our financial statements are denominated in U.S. dollars, and accordingly, changes in the exchange rate between the Canadian dollar or other foreign currencies and the U.S. dollar could materially affect the translation of our subsidiaries’ financial results into U.S. dollars for purposes of reporting our consolidated financial results. We also may be subject to foreign currency transaction risk when our service contracts are denominated in a currency other than the currency in which we incur expenses or earn fees related to such contracts. For example, our Canadian operations often perform services for a fixed price denominated in U.S. dollars or in Euros while their payroll and other expenses are primarily Canadian dollar expenses. To date we have not hedged our Canadian dollar or Euro translation or transaction risks with foreign currency forward or exchange contracts or options.

We could be adversely affected by tax law changes in Canada.

Our operations in Canada currently benefit from favorable corporate tax arrangements. We receive substantial tax credits in Canada from both the Canadian federal and Quebec governments. Our Canadian operations employ a high number of research and development employees which results in significant expenses related to these services. Due to the nature of these services, the Canadian government subsidizes a portion of these expenses through tax credits that result in a reduced effective tax rate as well as a significant deferred tax asset on our balance sheet. However, there is no assurance that the credits will be fully realized. Any reduction in the availability or amount of these tax credits could have a material adverse effect on our profits and cash flow from our Canadian operations.

If we are required to write off goodwill or other intangible assets, our financial position and results of operations would be adversely affected.

As of June 30, 2003, we had goodwill and other intangible assets of approximately $32.2 million, which constituted about 36% of our total assets. We expect to record significant additional goodwill and other intangible assets on our balance sheet as a result of our acquisition of the Clinical Pharmacology companies in August 2003. We periodically evaluate goodwill and other intangible assets for impairment. Any determination requiring the write off of a significant portion of our goodwill or other intangible assets, could adversely affect our results of operations and financial condition.

At any given time, one or a limited number of clients may account for a large percentage of our revenue, which means that we face a greater risk of loss of revenue if we lose a major client.

Historically, a small number of clients have generated a large percentage of our revenue in any given period. In 2001, one client represented about 17% of our revenue. In each of 2002 and the six months ended June 30, 2003, no client provided more than 10% of our revenue, but our ten largest clients provided approximately 44% and 38%, respectively, of our revenue. Companies that constitute our largest clients vary from year to year, and our revenue from individual clients fluctuates each year. If we lose one or more major clients, our business, financial condition and results of operations could be materially and adversely affected.

Our clients may in any given period cancel or delay their contracts or clinical trials, which could reduce or delay our revenue and result in operating losses.

Our clients may cancel or delay their contracts with us at any time for no reason. They also may cancel or delay a clinical trial for a variety of reasons, including:

-	manufacturing problems resulting in a shortage or unavailability of the drug we are testing;

-	a decision by a client to de-emphasize or cancel the development of a drug;

-	unexpected clinical trial results;

Risk factors

-	adverse participant reaction to a drug;

-	an action by regulatory authorities (in the United States, the Food & Drug Administration or FDA, and in Canada, the Therapeutic Products Directorate or TPD); and

-	inadequate participant enrollment.

The loss or delay of a large project or contract or the loss or delay of multiple smaller contracts could have a material adverse effect on our business, financial condition and future results of operations.

If we lose the services of our key personnel or are unable to attract qualified staff, our business could be adversely affected.

Our success is substantially dependent upon the performance, contributions and expertise of our senior management team, including, among others, Lisa Krinsky, M.D., Arnold Hantman, C.P.A., Gregory B. Holmes, Pharm.D., Marc LeBel, Pharm.D., and Allan Xu, Ph.D. In addition, members of our senior management team play a very significant role in the generation of new business and retention of existing clients. We also depend on our ability to attract and retain qualified management, professional and operating staff. Our loss of the services of any of the members of senior management, or any other key executive, or our inability to continue to attract and retain qualified personnel, could have a material adverse effect on our business.

Because we are significantly smaller than our largest competitors, we may lack the financial resources needed to compete effectively.

There are a large number of drug development services companies ranging in size from one person firms to full service, global drug development corporations. It is relatively easy for a new company to enter our industry. Intense competition may lead to price pressure or other conditions that could adversely affect our business. Many of our competitors are substantially larger than us and have greater resources. We may lack the operating and financial resources needed to compete effectively.

We risk potential liability when conducting clinical trials, which could cost us large amounts of money.

Our clinical trials involve administering drugs to humans in order to determine the effects of the drugs. By doing so, we are subject to the general risks of liability to these persons, which include those relating to:

-	adverse side effects and reactions resulting from administering these drugs to a clinical trial participant;

-	improper administration of these drugs; or

-	potential professional malpractice of our employees or contractors, including physicians.

Our contracts may not have adequate indemnification agreements requiring our clients to indemnify us in the event of adverse consequences to our participants caused by their drugs. We also carry liability insurance but there is no certainty as to the adequacy, or the continued availability at rates acceptable to us, of such liability insurance. We could also be held liable for other errors or omissions in connection with our services. For example, we could be held liable for errors or omissions or breach of contract if our laboratories inaccurately report or fail to report lab results. If we do not perform our services to contractual or regulatory standards, the clinical trial process could be adversely affected. Additionally, if clinical trial services such as laboratory analysis do not conform to contractual or regulatory standards, trial participants could be affected. If there is a damage claim not covered by insurance, the indemnification agreement is not enforceable or broad enough, or our client is insolvent, any resulting award against us could result in our experiencing large losses.

We face a risk of liability from our handling and disposal of medical wastes, which could cause us to incur significant costs or otherwise adversely affect us.

Our clinical trial activities and laboratory services involve the controlled disposal of medical wastes, which are considered hazardous materials. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If this occurs, we could be held liable for clean-up costs, damages, face significant fines, and face the temporary or permanent shutdown of our operations.

Risk factors

If we do not continue to develop new scientific methods, or assays, for our analytical applications, we may be unable to compete with other entities offering bioanalytical laboratory services.

We must continuously develop scientific methods to test drug products in order to meet the needs of our clients and attract new clients. In order to substantially increase the business of our bioanalytical laboratories, which provide services for branded pharmaceutical companies, biotechnology companies and generic drug companies, we must be able to provide solutions for our clients. This requires staying abreast of current regulatory requirements and identifying methods and applications that will assist our clients in obtaining approval for their products. If we are not successful in developing new methods and applications, we may lose our clients.

We will have broad discretion as to the use of proceeds of this offering and may fail to use the proceeds effectively.

We expect to use the net proceeds of this offering to repay debt, for acquisitions, for working capital and for general corporate purposes. While we are evaluating possible acquisitions, we have no current commitments to make any future acquisitions. Our management will have broad discretion in utilizing the proceeds and may use the proceeds in ways with which you and our other stockholders may disagree. We may not be able to use these funds effectively, which could adversely affect our profitability and financial condition.

Relaxation of government regulation could decrease the need for the services we provide.

Governmental agencies throughout the world, but particularly in the United States and Canada, highly regulate the drug development/approval process. Part of our business involves helping branded pharmaceutical, biotechnology and generic drug companies through the regulatory drug approval process. Any relaxation in regulatory approval standards could substantially reduce the need for our services, and, as a result, our business, results of operations and financial condition could be materially adversely affected. Potential regulatory changes under consideration in the United States and elsewhere include mandatory substitution of generic drugs for innovator drugs, relaxation in the scope of regulatory requirements or the introduction of simplified drug approval procedures, some of which already exist in Canada. These and other changes in regulation could have an impact on the business opportunities available to us.

Failure to comply with applicable governmental regulations could harm our operating results and reputation.

We may be subject to regulatory action if we fail to comply with applicable laws and regulations. Failure to comply can also result in the termination of ongoing research and disqualification of data collected during the clinical trials. This could harm our reputation, our prospects for future work and our operating results. A finding by the FDA that we are not in compliance with “Good Laboratory Practices” or “GLP” standards for our laboratories, current Good Manufacturing Practices or “GMP” standards, and/or “Good Clinical Practices” or “GCP” standards for our clinical facilities could materially and adversely affect us. In addition, we must comply with state laws governing clinical trials. For example, if we were to fail to verify that informed consent is obtained from participants in connection with a particular clinical trial, the data collected from that trial could be disqualified, and we could be required to redo the trial under the terms of our contract at no further cost to our clients, but at substantial cost to us. Such an event could also damage our reputation and could cause future harm to our operating results.

If we are unable to submit electronic records to the FDA according to FDA regulations, our ability to perform services for our customers which meet applicable regulatory requirements could be adversely affected.

If we are unable to submit electronic records to the FDA which meet the requirements of FDA regulations, this may adversely affect our customers when they submit the data concerned to the FDA in support of an application for approval of a product. The FDA published 21 CFR Part 11 “Electronic Records; Electronic Signatures; Final Rule”, known as “Part 11”, in 1997. Part 11 became effective in August 1997 and defines the regulatory requirements that must be met for FDA acceptance of electronic records and/or electronic signatures in place of the paper equivalents. Part 11 requires that those utilizing such

Risk factors

electronic records and/or signatures employ procedures and controls designed to ensure the authenticity, integrity and, as appropriate, confidentiality of electronic records and, Part 11 requires those utilizing electronic signatures to ensure that a person appending an electronic signature cannot readily repudiate the signed record. Pharmaceutical, medical device and biotechnology companies are increasing their utilization of electronic records and electronic signatures and are requiring their service providers and partners to do likewise. Becoming compliant with Part 11 involves considerable complexity and cost. Our ability to provide services to our clients in full compliance with applicable regulations includes a requirement that, over time, we become compliant and maintain compliance with the requirements of Part 11. If we are unable to achieve this objective, our ability to provide services to our customers which meet FDA requirements may be adversely affected.

We may bear financial risk if we under price our contracts or overrun cost estimates.

Since our contracts are often structured as fixed price, we bear the financial risk if we initially under price our contracts or otherwise overrun our cost estimates. Such under pricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Sales of substantial amounts of our common stock or the perception that such sales may occur could cause the market price of our common stock to drop significantly, even if our business is performing well.

Our stock price may be depressed by future sales of our shares or the perception that such sales may occur. We had 7,948,555 shares outstanding as of September 30, 2003, of which 1,661,288 are subject to limitations on resale under SEC Rule 144. In addition, in connection with this offering, our key executives, directors, and selling stockholders have agreed not to publicly sell shares of our common stock for 180 days from the date of this prospectus. Almost all of our remaining outstanding shares of common stock are freely tradable, including shares that were issued in connection with past acquisitions and that have been registered for resale with the United States Securities and Exchange Commission or SEC. Sales of substantial amounts of our common stock in the public market by these holders might lower our common stock’s market price. We are unable to estimate the amount, timing or nature of future sales of our outstanding common stock.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult, which could depress our stock price.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our charter documents provide that our board of directors may issue, without a vote of our stockholders, one or more series of preferred stock that has more than one vote per share. This could permit our board of directors to issue preferred stock to investors who support our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in the price of our common stock and a decline in interest in the stock, which could make it more difficult for stockholders to sell their shares. This could cause the market price of our common stock to drop significantly, even if our business is performing well. Our bylaws also limit who may call a special meeting of stockholders and establish advance notice requirements for nomination for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future. In addition, provisions of certain contracts, such as employment agreements with our executive officers, may have an anti-takeover effect.

Risk factors

Our stock price can be extremely volatile, and your investment could suffer a decline in value.

The trading price of our common stock has been, and is likely to be, volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

-	actual or anticipated variations in quarterly operating results, including changes in our guidance as to forecasted earnings;

-	changes in financial estimates by securities analysts;

-	loss of a major client;

-	new service offerings introduced or announced by our competitors;

-	changes in market valuations of other similar companies;

-	our announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

-	additions or departures of key personnel; and

-	sales of our common stock, including short sales.

As a result, you could lose all or part of your investment. In addition, the stock market in general experiences extreme price and volume fluctuations that are often unrelated and disproportionate to the operating performance of companies.

Investors in this offering will experience immediate and substantial dilution.

The public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. If the holders of outstanding options or warrants exercise those options or warrants at prices below the public offering price, you will incur further dilution.

Our history

We are a Delaware corporation that was organized in 1999 when we acquired our predecessor, which was a Florida corporation which commenced providing drug development services in Miami, Florida in 1984. Over the years, we have grown rapidly both through internal growth and through strategic acquisitions of related businesses which have broadened our range of services. In October 2000, we became a public company listed on the American Stock Exchange under the symbol “SFC.” In June 2001, we moved our listing to the Nasdaq National Market, under our current symbol “SFCC.” Our acquisitions to date have consisted of the following:

-	Our March 2000 acquisition of our Charlotte, North Carolina clinical trials management business, for which we paid an initial amount of approximately $600,000. We also paid $1.2 million as an earn-out payment in June 2003;

-	Our February 2001 acquisition of our Ft. Myers, Florida Phase I and Phase II clinical trials business, for which we paid approximately $600,000 plus the assumption of the outstanding trade liabilities of the seller;

-	Our August 2001 acquisition of a bioanalytical laboratory located in Philadelphia, Pennsylvania, for which we paid approximately $2.9 million in cash and issued 178,035 shares of common stock;

-	Our March 2002 acquisition of Anapharm Inc., a Quebec City, Canada based provider of Phase I clinical trial and bioanalytical laboratory services primarily to generic drug companies, for which we paid approximately $26.7 million in cash and issued 167,375 shares of common stock. Additionally, key Anapharm employees received a total of 110,000 stock options exercisable at $23.97 per share;

-	Our September 2002 acquisition of the assets of New Drug Services, Inc., a Kennett Square, Pennsylvania provider of early clinical drug development, biostatistical, data management and consulting services to the pharmaceutical and biotechnology industries, for which we paid approximately $8.0 million in cash and issued 234,060 shares of common stock. Additionally, New Drug Services (now known as Drug Research Services, Inc.) is entitled to receive up to an aggregate of $7.3 million in earn-out payments contingent on agreed annual pre-tax income targets over the three 12 month periods beginning on October 1, 2002. We also agreed to make payments of $225,000 per year for three years to certain shareholders of New Drug Services, of which $225,000 was paid in September 2003 and $450,000 remains to be paid when due. We did not achieve the stipulated earnings targets that would have required us to pay New Drug Services the balance of the potential earn-out for the first 12-month period. New Drug Services may still earn the full $7.3 million during the remaining two years of the earn-out. Any earn-out payments due are payable to New Drug Services no later than November 30 in each of 2004 and 2005;

-	Our March 2003 acquisition of SynFine Research Inc., a provider of chemical synthesis products used by bioanalytical laboratories, for which we paid approximately $1.6 million in cash;

-	Our July 2003 acquisition of the remaining 51% of Danapharm Clinical Research, which our Canadian operations did not own, for which we paid an initial amount of approximately $480,000 consisting of $336,000 in cash and our issuance of 8,142 shares of common stock, with additional consideration of approximately $1.1 million comprised of $785,000 in notes payable and our issuance of 19,004 shares of common stock payable in four equal payments over the next four years. Danapharm is a London, Ontario-based Phase III clinical trials management company; and

-	Our August 2003 acquisition of Clinical Pharmacology of Florida, a Miami, Florida company specializing in Phase I clinical trials, as well as Clinical Pharmacology International, for which we paid approximately $7.5 million in cash and issued 443,072 shares of common stock. Of such amounts, we have deposited approximately $1.0 million and 54,000 shares of common stock in escrow for subsequent delivery to the sellers over the next three years. In addition, the shareholders of Clinical Pharmacology of Florida will have an opportunity during the three 12-month periods ending June 30, 2004, 2005 and 2006, respectively, to earn up to an aggregate of $9.0 million in additional considera-

Our history

tion, one-half payable in cash and one-half in common stock, based upon attaining agreed revenue milestones.

Amounts paid as listed above do not include transaction costs, such as investment banking, legal and accounting fees, whether capitalized or expensed.

In addition, as discussed under “Prospectus summary — Recent developments”, we recently entered into an agreement to establish a Spanish company that will open a bioanalytical laboratory in Barcelona, Spain and provide services to the European market.

The following chart summarizes our growth through acquisitions:

			Number of	On Site
Date of Transaction	Nature of Current Business	Location	Beds	Clinical Lab

1984 (formation)	Clinical Trials — Phase I - II and Executive offices	Miami, Florida	500	Yes
March 2000	Phase II -IV Clinical Trials Management	Charlotte, North Carolina	N/A	N/A
	Sales office	Lake Wylie, South Carolina	N/A	N/A
February 2001	Clinical Trials — Phase I - IV	Ft. Myers, Florida	120	N/A
	Administrative office	Tampa, Florida	N/A	N/A
August 2001	Bioanalytical Laboratory	Philadelphia, Pennsylvania	N/A	N/A
March 2002	Bioanalytical Laboratory and	Quebec City, Canada	130	N/A
	Clinical Trials — Phase I	Montreal, Canada	180	Yes
	Recruiting office	Trois Rivieres, Canada	N/A	N/A
September 2002	Data Management, Biostatistical & Regulatory	Kennett Square, Pennsylvania	N/A	N/A
March 2003	Chemical Synthesis	Toronto, Canada	N/A	N/A
July 2003 (remaining	Phase III - IV Clinical
51% interest)	Trials Management	London, Ontario, Canada	N/A	N/A
August 2003	Clinical Trials — Phase I	Miami, Florida	70	N/A

Aggregate Totals		12 Locations	1,000 Beds	2 Labs

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $54.3 million after payment of underwriting discounts and commissions and estimated expenses of this offering. We will not receive any proceeds from the sale of shares by the selling stockholders. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us will be approximately $64.0 million.

We intend to use the net proceeds to us from this offering to repay our outstanding debt under our existing credit facility and for selective acquisitions, general corporate purposes, including funding the continued growth and development of our business, and working capital requirements. As of September 30, 2003, the debt outstanding under our credit facility consisted of a $7.2 million term loan for acquisitions, that bears interest at a rate of LIBOR plus 225 basis points and which is due over 36 months starting in September 2003, and $2.3 million of borrowings outstanding under the revolving credit portion of the facility that bears interest at a rate of LIBOR plus 175 basis points and which is due on May 31, 2005. The proceeds from the borrowings under the credit facility were used to pay an earn-out of approximately $1.2 million relating to the acquisition of our Charlotte, North Carolina facilities, the Clinical Pharmacology companies purchase price and related transaction costs of approximately $8.5 million and approximately $600,000 was used for working capital. Subsequently, approximately $800,000 of these borrowings were repaid.

We are evaluating and expect to continue to evaluate and engage in discussions regarding acquisitions, some of which could be significant. However, we currently have no definitive agreements or binding commitments to make any future acquisitions. For a discussion of some of the criteria we look at in evaluating acquisitions, you should read “Business — Our Strategy — Augmenting our current range of specialized services through strategic acquisitions.”

Pending our use of net proceeds identified above, we intend to invest the net proceeds in investment grade, interest bearing securities.

Price range of common stock

The following table sets forth, for the periods indicated, the range of quarterly high and low sales prices for our common stock. Since June 2001, our common stock has traded on the Nasdaq National Market under the symbol “SFCC.” Prior to that time our common stock was traded on the American Stock Exchange under the symbol “SFC.”

	High	Low

Fiscal year ended December 31, 2001
First Quarter	$9.50	$3.62
Second Quarter	29.55	8.65
Third Quarter	34.99	11.04
Fourth Quarter	22.15	13.90
Fiscal year ended December 31, 2002
First Quarter	$26.74	$16.00
Second Quarter	25.98	14.72
Third Quarter	17.44	7.80
Fourth Quarter	15.80	10.31
Fiscal year ending December 31, 2003
First Quarter	$18.55	$12.79
Second Quarter	19.30	13.30
Third Quarter	37.60	17.28
Fourth Quarter (through October 30)	35.19	27.00

As of September 9, 2003, there were 59 holders of record and approximately 5,000 beneficial owners of our common stock.

Dividend policy

Since we became a public company, we have not paid dividends on our common stock. Currently, we intend to retain future earnings in order to finance the growth and development of our business. Our existing credit facility contains certain covenants that restrict, or may have the effect of restricting, our payment of dividends in the event we are or would be, after giving effect to any dividend, in default under the credit facility.

Capitalization

The following table sets forth our capitalization as of June 30, 2003:

-	on an actual basis;

-	on a pro forma basis giving effect to our issuance of 443,072 shares of common stock in connection with our acquisition of the Clinical Pharmacology companies on August 4, 2003, our issuance of $785,000 of notes payable and 27,146 shares of common stock in connection with our acquisition on July 7, 2003 of the remaining 51% interest in Danapharm Clinical Research not already owned by Anapharm, borrowings under our bank credit facility to finance a portion of the Clinical Pharmacology acquisition purchase price and the subsequent repayment of $800,000 of those borrowings, the issuance of 240,772 shares of common stock pursuant to the exercise of options and warrants having a weighted average exercise price of $7.63 per share between June 30, 2003 and September 30, 2003, and other immaterial equity transactions; and

-	on a pro forma as adjusted basis giving further effect to the sale of the shares of common stock that we are offering under this prospectus and our application of approximately $9.5 million of the net proceeds of the offering to repay the indebtedness outstanding under our bank credit facility.

This information should be read together with our consolidated financial statements and the related notes thereto included elsewhere or incorporated by reference in this prospectus.

	As of June 30, 2003
			Pro forma as
	Actual	Pro forma(3)	adjusted(4)

	(unaudited, in thousands except share and per
	share data)
Cash and cash equivalents	$3,975	$5,557	$50,347

Current maturities of long-term debt(1)	$3,420	$3,920	$1,620
Long-term debt(2)	2,713	10,698	3,498
Stockholders’ equity:
Preferred stock, $0.10 par value, 5,000,000 shares authorized, none issued	—	—	—
Common stock, $0.001 par value, 20,000,000 shares authorized, 7,240,044 shares issued and outstanding actual, 7,948,555 shares issued and outstanding pro forma, and 9,948,555 shares issued and outstanding pro forma as adjusted	7	8	10
Additional paid-in capital	56,070	67,431	121,719
Retained earnings	16,609	16,609	16,609
Accumulated other comprehensive earnings	1,004	1,004	1,004

Total stockholders’ equity	73,690	85,052	139,342

Total capitalization	$79,823	$99,670	$144,460

(1)	Includes approximately $1.8 million in loans under our bank credit facility and $1.6 million in capital leases. The pro forma amount includes an additional $500,000 in loans under our bank credit facility.

(2)	Amount includes capital leases of approximately $2.7 million.

(3)	Gives effect to our issuance of 443,072 shares of common stock in connection with our acquisition of the Clinical Pharmacology companies on August 4, 2003, our issuance of $785,000 of notes payable and 27,146 shares of common stock in connection with our acquisition on July 7, 2003 of the remaining 51% interest in Danapharm Clinical Research not already owned by Anapharm, the issuance of 240,772 shares of common stock pursuant to the exercise of options and warrants having a weighted average exercise price of $7.63 per share between June 30, 2003 and September 30, 2003, other immaterial equity transactions and our borrowing of $8.5 million under our bank credit facility to finance the cash portion of the Clinical Pharmacology acquisition purchase price and acquisition-related costs. Also, the shareholders of Clinical Pharmacology of Florida will have the opportunity over a three-year period to earn up to a total $9.0 million in additional footnotes continued on following page

Capitalization

consideration, one-half in cash and one-half in common stock, base upon attaining agreed revenue milestones established under the acquisition agreement.

(4)	Reflects our sale of 2,000,000 shares of common stock in this offering and the application of a portion of the net proceeds of the offering to repay approximately $9.5 million of indebtedness outstanding under our existing credit facility.

The information in the preceding table does not give effect to:

-	1,006,801 shares of common stock issuable upon the exercise of outstanding options having a weighted average exercise price of $14.26 per share as of September 30, 2003;

-	7,500 shares of common stock underlying outstanding options to purchase 5,000 shares of common stock at $12.00 per share and to purchase 2,500 warrants (exercisable at $14.00 per share) at $0.40 per warrant, which were issued to American Fronteer Financial Corporation in its capacity as an underwriter of our initial public offering in October 2000;

-	276,966 additional shares of common stock available for issuance under our stock option plan as of September 30, 2003; and

-	up to 349,200 additional shares of common stock we have agreed to sell if the underwriters exercise in full their over-allotment option.

Unaudited pro forma combined financial data

The following tables, setting forth our unaudited pro forma financial information, give effect to the August 4, 2003 combined acquisition of Clinical Pharmacology of Florida and Clinical Pharmacology International as if it occurred on June 30, 2003 in the case of the unaudited pro forma balance sheet, the acquisitions of the Clinical Pharmacology companies, Anapharm and New Drug Services as if they occurred on January 1, 2002 in the case of the unaudited pro forma statement of earnings for the year ended December 31, 2002 and the acquisition of the Clinical Pharmacology companies as if it occurred on January 1, 2003 in the case of the unaudited pro forma statement of earnings for the six months ended June 30, 2003, and are based on the estimates and assumptions set forth in the notes to these statements. The results of operations of Anapharm and New Drug Services in the unaudited pro forma statement of operations for the twelve months ended December 31, 2002 includes the operations of Anapharm from January 1, 2002 through March 17, 2002 and the operations of New Drug Services from January 1, 2002 through September 5, 2002.

The unaudited pro forma financial information should be read in conjunction with our financial statements and the accompanying notes thereto and the audited combined financial statements of the Clinical Pharmacology companies as of and for the year ended December 31, 2002 and the unaudited combined financial statements of the Clinical Pharmacology companies as of, and for the six months ended, June 30, 2003, and the accompanying notes thereto, which were each prepared in accordance with accounting standards generally accepted in the United States of America and which are incorporated by reference and included in this prospectus. The information concerning Anapharm and New Drug Services, which relates to periods prior to our acquisition of these companies, is derived from the accounting records of these companies and is unaudited.

The assets acquired and liabilities assumed in our acquisition of the Clinical Pharmacology companies were recorded at estimated fair values as determined by our management, based on information currently available to us and on current assumptions as to future operations. We have allocated the purchase cost based on preliminary estimates of the fair values of the acquired property plant and equipment, and identified intangible assets, and their remaining useful lives. Accordingly, our allocation of the purchase cost is subject to revision, based on final determinations of appraised and other fair values, and related tax effects. In addition, the fair value of the common stock issued as consideration for the acquisition of the Clinical Pharmacology companies is based on a preliminary estimate and accordingly, is also subject to revision based on a final determination of the appraised fair value. The unaudited pro forma information gives effect only to adjustments set forth in the accompanying notes thereto and does not reflect our estimate of any anticipated future cost savings or other benefits as a result of the acquisitions.

The following unaudited pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of our actual financial position or results of operations as of the date thereof, or as of or for any other future date, and is not necessarily indicative of what our actual financial position or results of operations would have been had the acquisitions and other transactions been consummated on the above-referenced dates, nor does it give effect to any transactions other than the acquisitions and other transactions described in the notes to the unaudited pro forma financial information, or to our results of operations since June 30, 2003.

Unaudited pro forma combined financial data

	As of June 30, 2003

	Historical		Pro forma

		Clinical
		Pharma-
Unaudited pro forma balance sheet:	SFBC	cology	Adjustments		Combined

	(in thousands
ASSETS
Current assets:
Cash and cash equivalents	$3,975	$1,256	$(846	)(1)	$4,385
Investment in marketable securities	1,331	—	—		1,331
Accounts receivable, net	26,781	945	—		27,726
Income tax receivable	150	—	—		150
Loans receivable from officers/stockholders	236	—	—		236
Prepaid expenses and other current assets	4,956	6	—		4,962

Total current assets	37,429	2,207	(846)		38,790

Loans receivable from officers	600	—	—		600
Property and equipment, net	18,671	63	750	(1)	19,484
Goodwill, net	30,151	—	15,212	(1)	45,363
Other intangibles, net	2,091	—	1,200	(1)	3,291
Deferred income taxes	1,198	—	—		1,198
Other assets	213	—	—		213

Total assets	$90,353	$2,270	$16,316		$108,939

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,649	$17	$—		$5,666
Accrued liabilities	1,768	113	—		1,881
Advance billings	3,028	334	—		3,362
Line of credit	1,800	—	500	(1)	2,300
Pension payable	—	247	—		247
Deferred income taxes	85	—	—		85
Capital lease obligations and notes payable	1,620	—	—		1,620

Total current liabilities	13,950	711	500		15,161

Capital lease obligations and notes payable	2,713	—	8,000	(1)	10,713
Deferred income taxes	—	—	292	(1)	292

Stockholders’ equity:
Common stock	7	1	(1	)(1)	7
Additional paid in capital	56,070	—	9,083	(1)	65,153
Retained earnings	16,609	1,558	(1,558	)(1)	16,609
Accumulated other comprehensive earnings	1,004	—	—		1,004

Total stockholders’ equity	$73,690	$1,559	$7,524		$82,773

Total liabilities and stockholders’ equity	$90,353	$2,270	$16,316		$108,939

Unaudited pro forma combined financial data

	For the year ended December 31, 2002

	Historical		Pro forma

		Clinical	Anapharm
		Pharma-	and New Drug
Unaudited pro forma statement of earnings:	SFBC	cology	Services	Adjustments		Combined

	(in thousands, except per share data)
Net revenue	$64,740	$8,137	$9,190	$—		$82,067
Cost and expenses:
Direct costs	36,728	3,610	5,288	—		45,626
General and administrative expenses	17,867	614	2,277	400	(2)	21,160
				380	(8)
				(116	)(3)
				(281	)(9)
				19	(4)

Total costs and operating expenses	54,595	4,224	7,565	402		66,786
Earnings from operations	10,145	3,913	1,625	(402)		15,281
Other income (expense):
Stock sales — compensation expense	—	—	(81)	—		(81)
Interest income	447	10	26	—		483
Interest expense	(282)	—	(61)	(301	)(5)	(644)

Total other expense	165	10	(116)	(301)		(242)
Earnings before income taxes	10,310	3,923	1,509	(703)		15,039
Income tax expense	2,442	—	283	1,530	(6)	4,096
				(274	)(7)
				(39	)(10)
				154	(11)

Net income	$7,868	$3,923	$1,226	$(2,074)		$10,943

Earnings per share:
Basic	$1.12					$1.42
Diluted	$1.05					$1.35
Weighted average common shares outstanding:
Basic	7,044			443	(1)	7,688
				201	(12)
Diluted	7,487			443	(1)	8,131
				201	(12)

Unaudited pro forma combined financial data

	For the six months ended June 30, 2003

	Historical		Pro forma

		Clinical
		Pharma-
Unaudited pro forma statement of earnings:	SFBC	cology	Adjustments		Combined

	(in thousands, except per share data
Revenue:
Total revenue	$41,154	$4,034	$—		$45,188
Costs and expenses:
Direct costs	23,258	1,866	—		25,124
General and administrative expenses	13,047	598	200	(2)	13,796
			(58	)(3)
			9	(4)

Total costs and operating expenses	36,305	2,464	151		38,920
Earnings from operations	4,849	1,570	(151)		6,268
Other income (expense):
Interest income	90	3	—		93
Interest expense	(177)	—	(151	)(5)	(328)

Total other expenses	(87)	3	(151)		(235)
Earnings before income taxes	4,762	1,573	(302)		6,033
Income tax expense	794	—	613	(6)	1,290
			(118	)(7)

Net income	$3,968	$1,573	$(798)		$4,743

Earnings per share:
Basic	$0.55				$0.62
Diluted	$0.52				$0.59
Weighted average common shares outstanding:
Basic	7,224		443	(1)	7,667
Diluted	7,575		443	(1)	8,018

Unaudited pro forma combined financial data

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Pro forma adjustments for the acquisition of the Clinical Pharmacology companies:

(1)	To reflect our acquisition of the Clinical Pharmacology companies on August 4, 2003. We acquired 100% of the stock of each of the Clinical Pharmacology companies by issuing 443,072 shares of our common stock and paying $7.5 million in cash. The estimated fair value assigned to our common stock issued as consideration is $20.50 per share. In addition, the total consideration also includes an estimated $1.1 million related to investment banking, legal, and accounting fees directly related to the acquisition, resulting in a total purchase price of approximately $17.7 million. The $8.5 million of cash we expended as a result of this acquisition was borrowed under our bank credit facility. In addition, this also reflects the return of working capital in excess of $750,000 to the selling shareholders. Also, the selling shareholders of the Clinical Pharmacology companies will have an opportunity over a three year period to earn up to a total $9.0 million in additional consideration, one-half in cash and one-half in common stock, based upon attaining agreed revenue milestones, as defined in the agreement. The current purchase price allocation does not take into account any additional contingent consideration.

(2)	To reflect amortization of the estimated identifiable intangible assets acquired in the acquisition of the Clinical Pharmacology companies, totaling $1.2 million, using an estimated useful life of three years.

(3)	To adjust salary expense to the amounts stated in the new employment contracts.

(4)	To reflect additional depreciation expense on the building acquired due to the step up to fair value based on an estimated useful life of 40 years.

(5)	To reflect the additional interest expense related to $8.5 million borrowed on our bank credit facility to help finance the acquisition, based on an annual weighted average borrowing rate of 3.5%.

(6)	To reflect the tax effect on the Clinical Pharmacology companies’ pretax income using an effective tax rate of 39.0%.

(7)	To reflect the tax effect of the Clinical Pharmacology companies’ pro forma adjustments using an effective tax rate of 39.0%.

Pro forma adjustments for the acquisitions of Anapharm and New Drug Services:

(8)	To reflect amortization of the identifiable intangibles acquired in the Anapharm and New Drug Services acquisitions.

(9)	To reflect reduced salaries and bonuses related to the employment contracts entered into as part of the New Drug Services acquisition.

(10)	To reflect the tax effect of the Anapharm and New Drug Services pro forma adjustments using an effective tax rate of 39.0%.

(11)	To reflect additional income tax expense related to the Anapharm cross-border inter-company financing.

(12)	To reflect the issuance of 167,375 shares of common stock issued on March 18, 2002 in the Anapharm acquisition and the issuance of 234,060 shares of common stock issued on September 6, 2002 in the New Drug Services acquisition.

Selected consolidated financial data

The following table sets forth selected consolidated financial data that is qualified in its entirety by and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. For a discussion of acquisitions we have made and which affect the period-to-period comparability of the information presented below, see the information presented under “Our history” in this prospectus. The financial data for the fiscal years ended December 31, 2002 and 2001 have been derived from our audited consolidated financial statements for such periods as audited by Grant Thornton LLP. The financial data for the fiscal years ended December 31, 2000, 1999 and 1998 have been derived from the audited consolidated financial statements for such periods that were audited by Kaufman, Rossin & Co. The financial data for the six-month periods ended June 30, 2003 and 2002, is derived from our unaudited financial statements which are presented elsewhere in this prospectus, but has been prepared on the same basis as the audited consolidated financial statements and the notes thereto, which include, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the unaudited interim periods. The operating results for the six-month period ended June 30, 2003 may not be indicative of the operating results for the full year. We have not paid a dividend since we became a public company.

						Six months ended
	Years ended December 31,					June 30,
Consolidated statements of operations
data:	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share data)
Net revenue	$5,870	$8,309	$19,694	$31,471	$64,740	$24,303	$41,154
Direct costs	3,839	5,208	11,997	18,151	36,728	13,315	23,258
Selling, general and administrative expenses	1,324	2,259	4,252	7,556	17,867	7,598	13,047

Total costs and expenses	5,163	7,467	16,249	25,707	54,595	20,913	36,305
Earnings from operations	707	842	3,445	5,764	10,145	3,390	4,849
Other income (expense)
Interest income	—	—	123	359	447	297	89
Interest expense	(199)	(181)	(175)	(27)	(282)	(115)	(177)

Earnings before taxes	508	661	3,393	6,096	10,310	3,572	4,761
Income tax expense	—	410	1,342	2,276	2,442	887	794

Net earnings	$508	$251	$2,051	$3,820	$7,868	$2,685	$3,967

Earnings per share
Basic	$—	$—	$0.78	$0.94	$1.12	$0.39	$0.55
Diluted	$—	$—	$0.76	$0.81	$1.05	$0.36	$0.52
Pro forma Data (unaudited)(1)
Income before income taxes	$508	$661
Provision for income taxes	191	251

Pro forma net earnings	$317	$410

Pro forma earnings per share
Basic	$0.21	$0.22
Diluted	$0.21	$0.21

(1)	The unaudited pro forma statements of operations data have been adjusted for income taxes which would have been recorded had our predecessor not been an S corporation, based on the tax laws in effect during the periods presented. The pro forma provision for income taxes includes deferred income taxes that relate primarily to temporary differences between financial and income tax reporting for the cash basis to accrual basis adjustments and depreciation expense. The net effect of these and other temporary differences have not been reflected in our financial statements since our predecessor was an S corporation prior to June 7, 1999.

Selected consolidated financial data

						As of
	As of December 31,					June 30,

Consolidated balancsheet data:	1998	1999	2000	2001	2002	2003

					(unaudited)

	(in thousands)
Cash and cash equivalents	$56	$288	$6,788	$39,103	$6,361	$3,975
Working capital (deficit)	(1,631)	968	10,192	44,593	20,805	23,479
Total assets	1,910	2,814	15,769	60,484	85,959	90,353
Long term debt, including current portion	1,924	847	410	9	4,148	6,133
Stockholders’ equity (deficit)	(1,247)	786	11,303	54,631	68,559	73,690

Management’s discussion and analysis of financial condition and results of operations

The following discussion should be read together with the financial statements and related notes included in this prospectus. This discussion contains forward-looking statements that involve known and unknown risks and uncertainties, including those discussed in the “Risk factors” section of this prospectus.

OVERVIEW

We are a contract research organization, providing a broad range of specialized drug development services to branded pharmaceutical, biotechnology and generic drug companies. We are a leading provider of early clinical development services, specializing primarily in the areas of Phase I and Phase II clinical trials and bioanalytical laboratory services. We also provide a range of complementary services to our clients, including early clinical pharmacology research, biostatistics and data management, and regulatory and drug submission as well as Phase III and Phase IV clinical trial management services in select therapeutic areas. Our clients include many of the largest pharmaceutical, biotechnology and generic drug companies in the world. We have conducted Phase I and Phase II clinical trials for many leading drugs, including Ambien, Celebrex, Claritin, Vioxx, Zithromax and Zoloft.

We operate five clinical trial facilities located in Miami and Ft. Myers, Florida and in Quebec City and Montreal in Canada. These facilities together account for 1,000 beds. Our 500-bed, 73,000-square foot Miami facility is our largest freestanding facility and, we believe, the largest Phase I and Phase II clinical trials facility in North America. Our Canadian facilities include approximately 310 beds and related bioanalytical and clinical laboratories. Our Canadian facilities primarily service the generic drug industry. We believe our strength in rapidly recruiting clinical trial participants and our ability to conduct high quality large clinical trials provide our clients with the opportunity to generate the data they require with fewer clinical trials. We believe this capability can help our clients to reduce their drug development lead times and makes us a desirable drug development services partner.

Our revenue consists primarily of fees earned for services performed under contracts with branded pharmaceutical, biotechnology and generic drug company clients. Typically, a portion of our contract fee is due upon signing of the contract, and the majority of the contract fee is generally paid in installments upon the achievement of certain agreed upon performance milestones. Our contracts are typically terminable immediately or after a specified period following notice by the client. These contracts usually require payment to us of expenses to wind down a study, payment to us of fees earned to date, and in some cases a termination fee. Historically, since most of our contracts have been Phase I and Phase II trials which are of short duration, we have not experienced any significant terminations of contracts in progress.

We record our recurring operating expenses in two primary categories, (1) direct costs, and (2) selling, general and administrative expenses. Direct costs consist primarily of participant fees and associated expenses, direct labor and benefits, facility costs, depreciation associated with facilities and equipment used in conducting trials, and other costs and materials directly related to contracts. Direct costs as a percentage of net revenue vary from period to period, due to the varying mix of contracts and services performed and to the percentage of revenue arising from our Canadian operations which have higher direct costs. Selling, general and administrative costs consist primarily of administrative payroll and overhead, advertising and public relations expense, legal and accounting expense, travel, depreciation and amortization related to amortizable intangibles.

The gross profit margins on our contracts vary depending upon the nature of the services we perform for our client. Gross margins for our Phase I and Phase II clinical trials and bioanalytical services generally tend to be higher than those for our Phase III trials management and other services that we perform. Within our Phase I and Phase II business, our gross profit margins are generally higher for trials which involve a larger number of participants, a longer period of study time and the performance of more tests. Gross margins for our services to branded drug clients generally tend to be higher than those for generic

Management’s discussion and analysis of financial condition and results of operations drug clients. In addition, our gross profit margins will vary based upon our mix of domestic and international business. Gross margin is calculated by subtracting direct costs from net revenue. Gross profit margin is calculated by dividing the gross margin by net revenue.

We have made a number of acquisitions over the last several years that affect period to period comparability of our financial statements. For a discussion of these acquisitions, you should review the information presented under “Our history” in this prospectus.

Our Canadian operations, which primarily provide services to generic drug companies, have historically employed a higher relative number of research and development employees and incurred higher selling, general and administrative expenses as a percentage of revenue than our United States operations. The Canadian government subsidizes a portion of these additional expenses through tax credits. Under United States generally accepted accounting principles or GAAP, these credits are applied against income tax expense rather than against the underlying selling, general and administrative expenses or direct costs that generated the credit.

As a result of the acquisition of our Canadian operations, which occurred in March 2002, we expect our future effective tax rate to be generally lower as compared to our historical tax rate of 35.0% to 38.5% before the acquisition. Our future effective tax rate will be dependent on the amount of the tax credits we receive in connection with our Canadian operations and the relative contribution of our Canadian operations to our consolidated pre-tax income.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses during the applicable period. Future events and their effects cannot be determined with certainty; therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to our financial statements. Our management continually evaluates its estimates and assumptions, which are based on historical experience and other factors that we believe to be reasonable under the circumstances. These estimates and our actual results are subject to known and unknown risks and uncertainties, including those discussed in the “Risk factors” section of this prospectus.

We believe that the following are some of our most critical accounting policies:

Revenue and cost recognition

Revenue from contracts is generally recognized as services are performed on the percentage-of-completion method of accounting, with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Contracts may contain provisions for renegotiation in the event of cost overruns due to changes in the level of work scope. Renegotiated amounts are included in revenue when the work is performed and realization is assured. Provisions for losses to be incurred on contracts are recognized in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

Direct costs include all direct costs related to contract performance. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred. Changes in job performance and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Due to the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and the change could be material.

Included as assets on our balance sheet are unbilled amounts included in accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized, and are reflected as liabilities on our balance sheet.

Allowances for doubtful accounts and changes in contracts

Our allowance for doubtful accounts and our allowance for changes in contracts (such as reductions in scope) are based on our estimates of the creditworthiness of our clients, analysis of subsequent changes in

Management’s discussion and analysis of financial condition and results of operations contracts, analysis of delinquent accounts, the payment histories of the accounts and our judgment with respect to current economic conditions and, in our opinion, are each believed to be in an amount sufficient to respond to normal business conditions. We set reserves for clients based upon historical collection experience, and set specific reserves for clients whose accounts have aged significantly beyond this historical collection experience. Should business conditions deteriorate or any major client default on its obligations to us, this allowance may need to be significantly increased, which would have a negative impact upon our results of operations.

The allowance for changes in contracts is an estimate established through reductions to net revenue while the allowance for doubtful accounts is an estimate established through charges to selling, general and administrative expenses.

Income taxes

Significant management judgment is required in developing our provision for income taxes, including the determination of foreign tax liabilities, deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We evaluate quarterly our ability to realize our deferred tax assets and adjust the amount of our valuation allowance, if necessary. We operate within multiple taxing jurisdictions and are subject to audit in those jurisdictions. Because of the complex issues involved, any claims can require an extended period to resolve. In our management’s opinion, adequate provisions for income taxes have been made. Based on certain tax planning strategies relating to our Canadian operations, we believe that it is more likely than not that these tax credits will be realized and thus no valuation allowance is necessary. However, there is no assurance that the credits will be fully realized. These tax planning strategies include the shifting of income to our Canadian operations from other jurisdictions as well as the potential reduction of research and development employees.

Impairment of assets

We review long-lived assets, and certain identifiable intangibles held and used, for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of our intangible assets, we perform an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period. We recognize an impairment loss if the carrying value of the asset exceeds the expected future cash flows.

In 2002, we began to perform an annual test for impairment of goodwill. This test is performed by comparing, at the applicable reporting unit level, the carrying value of goodwill to its fair value. We assess fair value based upon our best estimate of the present value of future cash flows that we expect to generate by an applicable reporting unit. The test performed for 2002 did not identify any instances of impairment. However, changes in expectations as to the present value of the reporting unit’s future cash flows might impact subsequent year’s assessments of impairment.

Foreign currencies

We derive a large portion of our net revenue from international operations. Our financial statements are denominated in U.S. dollars; thus, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect our results of operations and financial condition. Exchange rate fluctuations between foreign currencies and the U.S. dollar create risk in several ways, including the risk of translating revenue and expenses of foreign operations into U.S. dollars, known as translation risk, and the risk that we incur expenses in a currency other than that in which the contract revenue is paid, known as transaction risk. Gains and losses on foreign currency transactions are reported in results of operations, while translation adjustments are reported as a component of accumulated other comprehensive income within shareholders’ equity.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected statements of operations data as a percentage of our total revenue:

				Six months
				ended
	Years ended December 31,			June 30,

	2000	2001	2002	2002	2003

				(unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Direct costs	60.9	57.7	56.7	54.8	56.5
Selling, general and administrative expenses	21.6	24.0	27.6	31.3	31.7

Total costs and expenses	82.5	81.7	84.3	86.1	88.2
Earnings from operations	17.5	18.3	15.7	13.9	11.8
Other income (expense)
Interest Income	0.6	1.1	0.7	1.2	0.2
Interest Expense	(0.9)	(0.1)	(0.5)	(0.5)	(0.4)

Earnings before taxes	17.2	19.3	15.9	14.6	11.6
Income tax expense	6.8	7.2	3.8	3.6	1.9

Net earnings	10.4%	12.1%	12.1%	11.0%	9.7%

Six months ended June 30, 2003 compared to six months ended June 30, 2002

Net revenue

Net revenue increased from $24.3 million for the six months ended June 30, 2002 to $41.2 million for the six months ended June 30, 2003, an increase of 69.3%. The increase for the six month period is primarily attributable to the growth of our operations in Miami and Canada, and due to the inclusion of revenue from our Canadian operations for the full six month period ended June 30, 2003, compared to three and one-half months of revenue from our Canadian operations for the same six month period ended June 30, 2002. For the six month period ended June 30, 2003, net revenue from our Canadian operations included in our total revenue was $19.2 million.

On a pro forma basis, if we had owned all of our subsidiaries held at June 30, 2003 for both six month periods, net revenue for the six months ended June 30, 2003 increased approximately 20.9%, over the same period ended June 30, 2002. We believe that this pro forma comparison permits us to more accurately track our growth rate. We believe it is also meaningful to investors since the inclusion of the results of operations from our two 2002 acquisitions from their respective dates of acquisition does not provide a fair comparison of our results of operations between the two periods.

Direct costs

Direct costs as a percentage of net revenue increased from 54.8% to 56.5% for the six months ended June 30, 2003 compared to the same period in the prior year. This increase in our direct costs for the six month period ended June 30, 2003 compared to the same six month period in 2002 is primarily attributable to the inclusion of six months of our Canadian operations in 2003 compared to approximately three and one-half months during the same period in 2002. Our Canadian operations employ a higher number of research and development employees and incur higher direct costs as a percentage of revenue than our United States operations. The Canadian government subsidizes a portion of these additional expenses through tax credits. Under United States GAAP, these credits are applied against income tax expense rather than against the underlying direct cost that generated the credit. See “— Pro forma disclosure.”

Gross profit margins

Gross profit increased for the six months ended June 30, 2003 by 62.9% from the corresponding period in the prior year. As a percentage of net revenue, gross profit decreased from 45.2% to 43.5% for the six months ended June 30, 2003 as compared to the corresponding period in the prior year.

Management’s discussion and analysis of financial condition and results of operations

This decrease in our gross profit margins for the six month period ended June 30, 2003 compared to the same six month period in 2002 is primarily attributable to the inclusion of six months of our Canadian operations in 2003 compared to approximately three and one-half months during the same period in 2002. The gross profit margins of our Canadian operations are lower due to the nature of our business in the generic market in Canada where we employ a high number of research and development employees and incur higher direct costs as a percentage of revenue than our United States operations.

Additionally, to a lesser extent, the decrease in our gross margins is attributable to the mix of our contracts which changes from period to period. At the same time, this decrease was partially offset by the increase in higher margin Phase I business in the second quarter compared to lower margin Phase III business at our facilities in Charlotte and Kennett Square.

Selling, general and administrative expenses

Selling, general and administrative expenses increased from $7.6 million to $13.0 million for the six months ended June 30, 2003, an increase of 71.7%, over the same period in the prior year. As a percentage of net revenue, our selling, general and administrative expenses increased from 31.3% to 31.7% for the six months ended June 30, 2003 as compared to the corresponding period in the prior year. The increase in total selling, general and administrative expenses for the six-month period ended June 30, 2003 compared to the same period of 2002 is primarily due to (i) our continuing increased sales and marketing efforts, (ii) the hiring of new personnel, increased depreciation and amortization expense and other expenses consistent with our growth, and (iii) the inclusion of the selling, general and administrative expenses at our Canadian and Kennett Square operations for six months compared to three and one-half months of selling, general and administrative expenses at our Canadian operations and no selling, general and administrative expenses at our Kennett Square operations during the same period in 2002. Additionally, during the six months ended June 30, 2003, due to the rapid strengthening of the Canadian dollar against the United States dollar, our Canadian operations incurred a foreign exchange loss of approximately $550,000 compared to a foreign exchange loss of $152,000 during the June 30, 2002 period.

The increase in selling, general and administrative expenses as a percentage of revenue for the six month period is primarily due to the inclusion of the expenses in selling, general and administrative at our Canadian operations for six months during 2003 compared to three and one-half months during the same period in 2002. As noted above, we also receive tax credits for certain selling, general and administrative expenses at our Canadian operations.

Income tax expense

For the six months ended June 30, 2003, our effective tax rate was 16.7% compared to 24.8% for the same period in 2002. This decrease is primarily attributable to the significant contribution of our Canadian operations to overall consolidated net income and significantly lower tax rate of our Canadian operations. Because we acquired Anapharm in mid-March 2002, its lower tax rate only impacted us for part of the six months ended June 30, 2002. As noted, our Canadian operations receive significant non-cash tax credits from the government of Canada for incurring research and development expenses. These credits lower our effective tax rate. We expect the nature of our Canadian business and the generation of significant tax credits to continue; however, there can be no assurance as to the amount of these credits on a quarterly or annual basis. The decrease in our effective tax rate as a result of the credits was partially offset by the increase in profitability of our United States operations, primarily in Miami. Our future effective tax rate will be dependent on the amount of the tax credits we receive in connection with our Canadian operations and the relative contribution of our Canadian operations to our consolidated pre-tax income.

If commercially practical, we may refer Phase I and Phase II studies and bioanalytical contracts to our Canadian operations to benefit from the lower operating costs and lower tax rates in Canada, and the availability of tax credits. Excluding the impact of tax credits, our effective tax rate in Canada is approximately 33.0% compared to approximately 40.0% in the United States. There will be some practical limitations which prevent us from referring some studies to our Canadian operations, including differing areas of expertise, the availability of special population groups or client preferences on where the work should be performed.

Management’s discussion and analysis of financial condition and results of operations

Earnings per share

Net income increased from $2.7 million to $4.0 million for the six months ended June 30, 2003, an increase of 47.8% over the same period in the prior year. On a fully diluted basis, our net income per share increased from $0.36 to $0.52 for the six-month period ended June 30, 2003 as compared to the corresponding period in the prior year. The weighted average number of shares outstanding used in computing earnings per share on a fully diluted basis increased from approximately 7.4 million to approximately 7.6 million for the six month period ended June 30, 2003 as compared to the corresponding period in the prior year. The increase in the number of shares in the six-month periods resulted primarily from the issuance of 167,375 shares to Anapharm shareholders on March 18, 2002, and 234,060 shares to New Drug Services on September 6, 2002 as acquisition consideration, the exercise of options and warrants, and the change in our stock price (which causes additional unexercised options to be included in the calculation for diluted shares outstanding), offset by the share repurchases described under “— Liquidity and capital resources.”

Year ended December 31, 2002 compared to year ended December 31, 2001

Net revenue

Our net revenue was $64.7 million for the year ended December 31, 2002, which is an increase of 106% from $31.5 million for the prior year. The increase is attributable to (i) the inclusion in revenue of a full year of operations for our Philadelphia bioanalytical laboratory compared to four and one-half months in the prior year, (ii) inclusion of nine and one-half months of revenue for our Canadian operations compared to zero in the prior year, and (iii) the inclusion of four months of revenue at our Kennett Square operations compared to zero in the prior year. In 2002, both our Phase I and Phase II business, and our Phase III business grew over 2001 levels. On a pro forma basis, if we had owned all of our subsidiaries held at December 31, 2002 in both years, net revenue for the year ended December 31, 2002 would have increased approximately 16.2% over the same period in 2001.

Direct costs

Direct costs as a percentage of net revenue decreased to 56.7% from 57.7% for the year ended December 31, 2002 compared to the same period in the prior year. The largest factor affecting the decrease in our direct costs was the inclusion of a full year of our Philadelphia bioanalytical business operations, which we owned for only four and one-half months of 2001 and which has lower direct costs as a percentage of net revenue than our other operations taken as a whole.

Gross profit margins

Our gross profit margins increased to 43.3% in 2002 from 42.3% in 2001. The largest factor affecting the increase in our gross profit margins was the inclusion of a full year of higher margin bioanalytical business at our Philadelphia operations, which we owned for four and one-half months in 2001. The increase in gross profit margins was partially offset by the inclusion of nine and one-half months of our Canadian operations’ margins in 2002. Our Canadian operations’ gross profit margins are lower than we have otherwise experienced historically.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased from $7.6 million for the year ended December 31, 2001 to $17.9 million for the year ended December 31, 2002, an increase of 136.5%. As a percentage of net revenue, our selling, general and administrative expenses increased from 24.0% for the year ended December 31, 2001 to 27.6% for the year ended December 31, 2002.

The increase in total selling, general and administrative expenses for the year ended December 31, 2002 compared to the same period in 2001, is primarily due to (i) our increased sales and marketing efforts, (ii) an increase in bad debt expense, depreciation expense and other expenses consistent with our growth, (iii) the inclusion of our Canadian operations’ selling, general and administrative expenses for nine and one half months in 2002 and (iv) the inclusion of our Kennett Square operations’ selling, general and administrative expenses for four months in 2002. The increase in selling, general and administrative expenses as a percentage of revenue is primarily due to the inclusion of our Canadian operations, which have relatively higher selling, general and administrative expenses.

Management’s discussion and analysis of financial condition and results of operations

Income tax expense

Our effective tax rate for the 12 month period ended December 31, 2002 was 23.7% compared to 37.3% for the same period in 2001. This decrease is primarily attributable to the significantly lower tax rate of our Canadian operations as compared to the United States tax rate.

Earnings per share

Net income increased from $3.8 million to $7.9 million for the year ended December 31, 2002 compared to the year ended December 31, 2001, an increase of 106%. On a fully diluted basis, our net income per share increased from $0.81 to $1.05 for the year ended December 31, 2002 compared to the same period in 2001. The weighted average number of shares outstanding used in computing earnings per share on a fully diluted basis increased from approximately 4.7 million to approximately 7.5 million for the year ended December 31, 2002 compared to the corresponding period in the prior year. The increase in the number of shares resulted primarily from the issuance of 2 million shares of common stock in connection with our public offering in December 2001, the exercise of approximately 709,000 warrants in August 2001, the issuance of approximately 167,000 shares in connection with the acquisition of our Canadian operations in March 2002, the issuance of approximately 234,000 shares in the acquisition of our Kennett Square operations in September 2002, and the exercise of approximately 400,000 warrants and options between January 1, 2002 and December 31, 2002.

Year ended December 31, 2001 compared to year ended December 31, 2000

Net revenue

Our net revenue was $31.5 million for the year ended December 31, 2001, which is an increase of 59.8% from $19.7 million for the prior year. The increase is due to the inclusion of a full year of results for our Charlotte operations, as well as results from our Philadelphia operations since August 20, 2001 and internal growth at our Miami facility.

Direct costs

Direct costs as a percentage of net revenue decreased to 57.7% from 61.0% for the year ended December 31, 2001 compared to the same period in the prior year. The decrease in our direct costs is attributable to a variance in our mix of contracts and to the revenue contribution from our Philadelphia operations where our direct costs are lower than those of our clinical operations.

Gross profit margins

Our gross profit margins increased to 42.3% for 2001 from approximately 39.0% in 2000. The increase is attributable to an increase in revenue relative to fixed costs, a variance in our mix of contracts, and due to the higher gross margin of our Philadelphia operations.

Selling, general and administrative expenses

Our selling, general, and administrative expenses increased from $4.3 million in 2000 to $7.6 million in 2001. As a percentage of net revenue, selling, general and administrative expense increased from 21.6% in 2000 to 24.0% in 2001. The total expense increases were primarily due to the expansion of our business, and such increases and the percentage increase were due to our increased selling and marketing expense and a significant increase in our expenses to support our public company status which commenced in October 2000.

Income tax expense

Our effective tax rate decreased from 39.5% in 2000 to 37.3% in 2001 due to changes in permanent differences.

Earnings per share

As the result of our growth and changes in expenses as described above, our net income before taxes in 2001 increased to $6.1 million from $3.4 million in 2000. Our net income after provision for income taxes increased in 2001 to $3.8 million from $2.1 million in 2000. On a per share basis, our after tax net

Management’s discussion and analysis of financial condition and results of operations income in 2001 increased to $0.94 (basic) and $0.81 (diluted) from $0.78 and $0.76 in 2000, respectively.

The weighted average number of shares outstanding used in computing earnings per share on a fully diluted basis increased from approximately 2.7 million to approximately 4.7 million for the year ended December 31, 2001 compared to the corresponding period in the prior year. The increase in the number of shares resulted primarily from our October 2000 initial public offering, our December 2001 public offering, and an increase in our stock price and its impact on the exercise of our outstanding options and warrants. Almost all of our publicly traded warrants were exercised in the summer of 2001.

QUARTERLY OPERATING RESULTS

The table below presents certain unaudited consolidated statement of operations data for our ten most recently completed fiscal quarters through June 30, 2003.

Our quarterly net revenue and operating results have been volatile and varied in the past and can be expected to vary in the future, due to numerous factors, many of which are not in our control. Our operating results in any one quarter can fluctuate substantially depending upon, among other things, the level of our client business authorizations in a particular quarter and the timing of the initiation, progress or cancellation of significant projects. Our quarterly operating results may also be impacted by the extent of cost overruns, employee hiring, holiday patterns, exchange rate fluctuations and other factors, including any potential future acquisitions. We anticipate that the volatility and variation in our quarterly results will continue because of the way our clients budget and fund their research and development expenditures, a relatively larger part of which expenditures are often made as the end of their budgetary year draws closer, and the varying nature of our project mix. As such, we believe that the results of operations for any quarter and any period-to-period trends are not necessarily indicative of the results to be expected for any future periods. In addition, our historical results have been affected by acquisitions that we have made in the past.

Three months ended

	Fiscal 2001				Fiscal 2002				Fiscal 2003

	3/31/01	6/30/01	9/30/01	12/31/01	3/31/02	6/30/02	9/30/02	12/31/02	3/31/03	6/30/03

	(unaudited, in thousands except per share data)
Net revenue	$6,582	$7,571	$8,006	$9,312	$9,583	$14,721	$17,483	$22,953	$18,670	$22,484
Earnings from operations	1,155	1,325	1,287	1,997	1,901	1,500	3,053	3,691	2,287	2,562
Earnings before taxes	1,239	1,404	1,360	2,093	2,046	1,525	3,062	3,677	2,264	2,497
Income tax expense	478	536	522	740	717	170	869	686	321	473
Net Earnings	761	868	838	1,352	1,330	1,355	2,193	2,990	1,943	2,024
Earnings per Share — Basic	$0.21	$0.24	$0.20	$0.29	$0.20	$0.19	$0.31	$0.42	$0.27	$0.28
Earnings per share — Diluted	$0.20	$0.19	$0.17	$0.25	$0.18	$0.18	$0.30	$0.39	$0.26	$0.27
Weighted average basic shares outstanding	3,590	3,600	4,235	4,662	6,699	7,079	7,147	7,044	7,220	7,228
Weighted average diluted shares outstanding	3,724	4,489	5,046	5,408	7,345	7,459	7,311	7,487	7,583	7,568

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2003, net cash provided by operating activities was $245,092 in contrast to $1.7 million of net cash used in operations for the corresponding period in 2002. The change was primarily attributable to the increase in net income and depreciation and amortization resulting from the growth of our business, offset by a substantial increase in our accounts receivable and decrease in accounts payable. For 2002, net cash provided by operating activities was $5.2 million in contrast to

Management’s discussion and analysis of financial condition and results of operations

$3.6 million of net cash provided by operations in 2001. The change was primarily due to the substantial increase in net income and depreciation and amortization resulting from the growth of our business in 2002, offset by a substantial increase in net assets including an increase of approximately $5.8 million in accounts receivable. As is typical with growing businesses, an increase in revenue results in an increase in accounts receivable. In turn, this results in an increase of our cash balances pending collection of the receivables. For 2001, net cash provided by operating activities was $3.6 million in contrast to $371,488 of net cash used in operations in 2000. The change was primarily due to the substantial increase in net income resulting from the growth of our business in 2001.

For the six months ended June 30, 2003, net cash used in investing activities was $4.4 million compared to $23.1 million used in investing activities for the corresponding period in 2002. The decrease was primarily attributable to the use of approximately $22.0 million of net cash to acquire Anapharm in March 2002 as compared to approximately $1.6 million of net cash used to acquire SynFine in March 2003 and approximately $1.2 million used in June 2002 to pay an earn-out relating to the March 2000 acquisition of our Phase III business. In addition, capital expenditures increased to approximately $2.2 million during the first six months of 2003 as compared to $1.2 million during the same period in 2002. For 2002, net cash used in investing activities was $36.7 million compared to $7.3 million used in investing activities in 2001. The increase resulted primarily from the use of approximately $29.2 million of net cash to acquire Anapharm and New Drug Services in 2002, the purchase of approximately $5.1 million of property and equipment, and the purchase of approximately $2.4 million in marketable securities. In 2001, we acquired LeeCoast Research and KeyStone Analytical Laboratories, Inc. for net cash of approximately $3.4 million and made approximately $3 million in capital expenditures. During 2001 and 2000, we used $7.3 million and $804,417, respectively, for investing activities. The increase was primarily due to our use of existing cash to acquire LeeCoast Research and KeyStone Analytical.

During the six months ended June 30, 2003, net cash provided by financing activities was $1.5 million compared to net cash provided by financing activities of $1.4 million in the corresponding period of 2002. The increase was primarily attributable to drawing down $1.8 million from our credit facility offset by approximately $465,000 in principal payments on notes payable. In the six months ended June 30, 2003, we received approximately $1.5 million from the exercise of warrants and options compared to $178,500 during the same period in 2002. During 2002, we used $1.3 million in financing activities compared to net cash provided by financing activities of $36.0 million in 2001. The increase was primarily due to raising net proceeds of approximately $29.0 million from a public offering in December 2001, and the receipt of approximately $6.8 million from the exercise of stock options and warrants in 2001. In addition, in 2002 we repurchased approximately $2.2 million of our common stock. For 2001 and 2000, net cash provided by financing activities was $36.0 million and $7.7 million respectively. The increase resulted primarily from our receipt of public offering proceeds of $29.6 million in 2001. We also received $6.8 million from the exercise of warrants and stock options in 2001.

On July 17, 2002, we announced a common stock buyback plan for up to 750,000 shares. As of December 31, 2002, we had purchased 204,300 shares in various open market purchases at an average price of approximately $10.65 per share, or a total expenditure of approximately $2.2 million. These shares are presented as common stock held in treasury at December 31, 2002 and were retired in February 2003. We have not made any additional material treasury share purchases since December 31, 2002 and we have no present intention to repurchase our issued and outstanding shares of common stock.

On September 16, 2002, we entered into a bank credit facility with Wachovia Bank, National Association. This credit facility is secured by substantially all of our assets, including the common stock and assets of our subsidiaries. In addition, all of our subsidiaries are guarantors under the credit facility. On July 30, 2003 Wachovia increased the credit facility to $15.0 million on substantially the previously existing terms. The facility consists of two parts: an $8.0 million term loan facility for acquisition funding, under which a $7.2 million term loan is outstanding as of September 30, 2003 at an interest rate of LIBOR plus 225 basis points and which is due over 36 months starting in September 2003, and a $7.0 million revolving credit facility for working capital under which a $2.3 million loan is currently outstanding at an interest

Management’s discussion and analysis of financial condition and results of operations rate of LIBOR plus 175 basis points and which is due on May 31, 2005. On October 14, 2003, we amended the credit facility in order to extend our right to borrow under the term loan facility through May 31, 2005. If we repay the $7.2 million which is currently outstanding under the term loan facility by June 30, 2004, we have the option to re-borrow, one time only, subject to prior approval by Wachovia, up to an aggregate of $8.0 million through May 31, 2005. Any funds advanced under the term loan facility are payable over 36 months.

Under the credit facility arrangement, we must comply with certain restrictive covenants requiring us to maintain certain leverage and debt service coverage ratios, as well as minimum liquidity. We have been at all times and currently are in compliance with all our covenants in the credit facility. Based on borrowing formulas contained within the credit facility, as of September 30, 2003, we could have borrowed all of the remaining loan availability of $5.5 million. We propose to use approximately $9.5 million from the proceeds of this offering to repay the currently outstanding indebtedness under the credit facility. See “Use of proceeds.”

As of September 30, 2003 we had approximately $7.4 million in cash and cash equivalents on hand. Based upon the anticipated net proceeds of this offering, our cash balances and our estimated cash flows from operations, we believe we have enough working capital to meet our operational needs for at least the next 12 months. If we consummate any additional acquisitions, we expect to further use the proceeds of the offering and, if necessary, request further loans under the Wachovia credit facility or obtain additional debt or equity financing.

We do not have any off-balance sheet arrangements, investments in special purpose entities or undisclosed borrowings or debt. Additionally, we have not entered into any derivative contracts, nor do we have any synthetic leases. As of September 30, 2003, we had no foreign currency contracts or options outstanding.

Commitments

New Drug Services Earn-Out. We may be required to pay New Drug Services (now known as Drug Research Services, Inc.) up to $7.3 million as earn-out based upon agreed annual pre-tax income targets over the three 12 month periods beginning on October 1, 2002. We are also required to pay certain shareholders of New Drug Services an aggregate of $225,000 in September 2003 (which has been paid) and in September 2004 and 2005. To the extent earned, up to approximately $2.0 million of the $7.3 million could become payable through the issuance of common stock. The earnings test for the first year was not met. New Drug Services may still earn the full $7.3 million during the remaining years of the earn-out.

Clinical Pharmacology of Florida Earn-Out. Based upon the future revenue of our Miami Phase I and Phase II businesses (which include Clinical Pharmacology of Florida), during the 12 month periods ending June 30, 2004, 2005, and 2006, respectively, we may be required to pay the shareholders of Clinical Pharmacology of Florida up to an aggregate of $9.0 million as an earn-out, subject to a $4.0 million annual limitation, one-half payable in cash and one-half payable in shares of our common stock.

PRO FORMA DISCLOSURE

The following table reflects the application of $1.4 million for the six month period ended June 30, 2003, in Canadian tax credits, to the costs which generated the credit. Under United States generally accepted accounting principles or GAAP, the tax credits are required to be applied as a credit to “Income tax expense” on our income statement. As a result, in our financial statements net income before taxes is reduced by the amount of all of the direct costs and selling, general and administrative expenses. Under the pro forma approach, we reduce the expenses which generated the credit by the amount of the credit, and increase income tax expense by a corresponding amount. The end result under the pro forma approach is that our direct costs and selling, general and administrative expenses are lower, and our income tax expense is higher. Net income is identical under both the actual and pro forma approaches.

This unaudited pro forma presentation, which is not in conformity with GAAP, assists our management in comparing our operating margins and income tax rates to those of other companies in our sector. For this

Management’s discussion and analysis of financial condition and results of operations reason, we believe the pro forma table is useful to investors, but it is presented only for informational purposes and should not be considered as a substitute for our GAAP results.

SFBC INTERNATIONAL, INC. AND SUBSIDIARIES SELECTED PRO FORMA DISCLOSURES

For the six month period ended June 30, 2003

				Adjusted Pro forma
	Reported		Canadian Tax	Income Reflecting
	Actual Results		Credit	Canadian Tax Credits(2)
			Reclass.(1)

	(in thousands, except per share data
Net revenue	$41,154	100.0%		$41,154	100.0%
Costs and expenses:
Direct costs	23,258	56.5%	(1,185)	22,072	53.6%
Selling, general and administrative expenses	13,047	31.7%	(250)	12,798	31.1%

Total costs and expenses	36,305	88.2%	(1,435)	34,870	84.7%
Earnings from operations	4,849	11.8%	1,435	6,284	15.3%
Other income (expense)
Interest income	89			89
Interest expense	(177)			(177)

Total other income (expense)	(88)		—	(88)

Earnings before taxes	4,761		1,435	6,196
Income tax expense	794	16.7%	1,435	2,229	36.0%

Net earnings	$3,967	9.6%	—	$3,967	9.6%

Earnings per share:
Basic	$0.55			$0.55
Diluted	$0.52			$0.52
Shares used in computing earnings per share:
Basic	7,224			7,224
Diluted	7,575			7,575

(1)	The Canadian government encourages research and development activities by partially offsetting their costs through tax credits. Under United States GAAP, these credits are applied against “Income tax expense” on the income statement rather than against the underlying “Direct costs” or “Selling, general and administrative expenses” that generated the credit. Our current statutory rate on profits for United States operations is approximately 40%. The statutory tax rate in Quebec, Canada, where our principal Canadian operations are located, is approximately 33% (before the application of the tax credits).

(2)	During the six-month period ended June 30, 2003, our Canadian operations generated $1.4 million in tax credits. This column shows the pro forma impact on our operating results and ratios as if these credits were applied against the underlying expense line items that generated the credit rather than applying the credits against “Income tax expense.” We believe that the above pro forma presentation, which is not in conformity with GAAP, assists our management in comparing our operating margins and income tax rates to those of other companies in our sector. For this reason, we believe the pro forma table is useful to investors, but it is presented only for informational purposes and should not be considered as a substitute for our GAAP results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in some of our financial instruments. These instruments are carried at fair value on our financial statements. We are subject to currency risk due to our Canadian operations. We are also subject to interest rate risk on our credit facility if we borrow under it as described below. We have not entered into market risk sensitive instruments for trading purposes.

Market risk

In 2002, we purchased certain debt securities. We classify our investments in debt securities as available-for-sale in accordance with Statement No. (“SFAS”) 115, “Accounting for Certain Investments in Debt

Management’s discussion and analysis of financial condition and results of operations and Equity Securities.” Investments classified as available-for-sale are carried at fair value based on quoted market prices. The unrealized holding gain (loss) on available-for-sale securities is reported as a component of accumulated other comprehensive earnings, net of applicable deferred income taxes. As of June 30, 2003, the unrealized gain on investments in marketable securities was insignificant. Cost is determined on the actual purchase price of the marketable security for determining realized gains and losses. In the first six months of 2003, there were no realized gains or losses.

Financial instruments that potentially subject us to credit risk consist principally of trade receivables. We perform services and extend credit based on an evaluation of the client’s financial condition without requiring collateral. Exposure to losses on receivables is expected to vary by client due to the financial condition of each client. We monitor exposure to credit losses and maintain allowances for anticipated losses considered necessary under the circumstances. Additionally, we, from time to time, maintain cash balances with financial institutions in amounts that exceed federally insured limits.

Our financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, notes receivable, accounts payable, and notes payable. At June 30, 2003, the fair value of these instruments approximates their carrying amounts.

Currency risk

At our Canadian operations where the local currency is the functional currency, assets and liabilities are translated into United States dollars at the exchange rate in effect at the end of the applicable reporting period. Revenue and expenses of our Canadian operations is translated at the average exchange rate during the period. The aggregate effect of translating the financial statements of our Canadian operations is included in a separate component of stockholders’ equity entitled “Accumulated Other Comprehensive Earnings.” For the quarter ended June 30, 2003, we had losses from foreign currency transactions of $550,000. Currency translation risks arise primarily from our Canadian operations. We currently do not hedge our foreign currency risks.

Interest rate risk

On September 16, 2002, we entered into a $10.0 million credit facility with Wachovia, which was expanded to $15.0 million on July 30, 2003. The interest rate on this credit facility is LIBOR based and variable. As of June 30, 2003, our average interest rate on the entire credit facility was 3.5%. This credit facility enables us to borrow for general working capital purposes and for the purpose of financing acquisitions of companies in related industries. This credit facility is secured by substantially all of our assets, including the common stock and assets of our subsidiaries. In addition, all of our subsidiaries are guarantors under the credit facility. As of September 30, 2003, we had borrowed approximately $9.5 million on this credit facility. Changes in interest rates, and LIBOR in particular, will affect our cost of funds under this facility.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS 148 amends FASB SFAS 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and to require disclosures about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosures about those effects in interim financial information. We currently account for our stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and provide the disclosures required by SFAS 123. We currently intend to continue to account for our stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and adopted the additional disclosure provisions of SFAS 148 in our financial statements for the year ended December 2002 and adopted the interim disclosure provisions in our 2003 interim financial statements.

Management’s discussion and analysis of financial condition and results of operations

In April 2003, the FASB issued SFAS 149, “Amendment of Statement No. 133 on Derivative Instruments with Characteristics of both Liabilities and Equity.” This statement amends and clarifies accounting for derivatives instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as for provisions that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective dates. The adoption of SFAS 149 has not and is not expected to have a material impact on our financial condition, results of operations, and cash flows.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This statement requires that certain financial instruments that, under previous guidance, issuers could account for as equity be classified as liabilities in statements of financial position. Most of the guidance in SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 has not and is not expected to have a material impact on our financial condition, results of operations, and cash flows.

In January 2003, the FASB issued Interpretation (“FIN”) 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51, which requires all variable interest entities to be consolidated by the primary beneficiary. The primary beneficiary is the entity that holds the majority of the beneficial interests in the variable interest entity. In addition, FIN 46 expands disclosure requirements for both variable interest entities that are consolidated as well as variable interest entities from which the entity is the holder of a significant amount of the beneficial interests, but not the majority. The disclosure requirements of FIN 46 are effective for all financial statements issued after January 31, 2003. The consolidation requirements of FIN 46 are effective for all periods beginning after June 15, 2003. FIN 46 does not have a material effect on our financial statements.

Business

GENERAL

We are a contract research organization, providing a broad range of specialized drug development services to branded pharmaceutical, biotechnology and generic drug companies. We are a leading provider of early clinical development services, specializing primarily in the areas of Phase I and Phase II clinical trials and bioanalytical laboratory services. We also provide a range of complementary services to our clients, including early clinical pharmacology research, biostatistics and data management, and regulatory and drug submission as well as Phase III and Phase IV clinical trial management services in select therapeutic areas. Our clients include many of the largest branded pharmaceutical, biotechnology and generic drug companies in the world. We have conducted Phase I and Phase II clinical trials for many leading drugs, including Ambien, Celebrex, Claritin, Vioxx, Zithromax and Zoloft. Through both organic growth and acquisitions, our revenue has grown from approximately $4.3 million in 1997 to $64.7 million in 2002. For the six months ended June 30, 2003, our revenue was $41.1 million.

We operate five clinical trial facilities located in Miami and Ft. Myers, Florida and in Quebec City and Montreal in Canada. These facilities together account for 1,000 beds. Our 500-bed, 73,000-square foot Miami facility is our largest freestanding facility and, we believe, the largest Phase I and Phase II clinical trials facility in North America. Our Canadian facilities include approximately 310 beds and related bioanalytical and clinical laboratories. Our Canadian facilities primarily service the generic drug industry. We believe our strength in rapidly recruiting clinical trial participants and our ability to conduct large, high quality clinical trials provide our clients with the opportunity to generate the data they require using fewer clinical trial sites. We believe this capability can help our clients to reduce their drug development lead times and makes us a desirable drug development services partner.

We have developed and currently maintain extensive databases of available individuals who have indicated an interest in participating in our future trials. Our databases enable us to contact and enroll trial participants quickly and to initiate clinical trials without having to go through a lengthy and costly advertising process to recruit participants. We further differentiate ourselves from our competitors based on our ability to recruit specialized populations for difficult-to-recruit clinical trials. We have expertise and experience in recruiting for and conducting trials involving the following special populations:

-	Cardiac;

-	Dermatologic;

-	Diabetic;

-	Geriatric;

-	Hepatic (liver disease);

-	HIV positive;

-	Neurologic;

-	Ophthalmologic;

-	Pediatric;

-	Post-menopausal;

-	Pulmonologic; and

-	Renal (kidney disease).

We believe the greatest opportunity to leverage our core Phase I and Phase II clinical trials business exists in offering our clients a range of complementary services. We believe that these added capabilities can expedite the drug development process for our clients, provide our clients with a comprehensive service offering, and provide us with significant cross-selling opportunities. Our facilities include, in addition to our clinical trials facilities, bioanalytical laboratories in Quebec City, Canada and in Philadelphia, Pennsylvania, state-of-the-art clinical laboratories in Miami, Florida and in Montreal, Canada, a data management and biostatistical facility in Kennett Square, Pennsylvania, and Phase II through Phase IV clinical trials management operations at several of our locations.

Business

INDUSTRY OVERVIEW

According to Datamonitor, a provider of business information to the pharmaceutical and healthcare industries, worldwide pharmaceutical drug sales were approximately $418 billion in 2002, and Datamonitor projects that pharmaceutical drug sales will increase to approximately $599 billion in 2007. According to Kalorama Information, pharmaceutical and biotechnology companies invested approximately $61 billion in research and development activities in 2002 and Kalorama expects this amount to grow to approximately $95 billion in 2007. The Boston Consulting Group, an international consulting firm, estimates that the average cost of developing a drug is approximately $880 million and on average takes almost 15 years.

The drug development services industry constitutes a significant and growing portion of all pharmaceutical and biotechnology drug development activity. By outsourcing drug development activities, pharmaceutical, biotechnology and generic drug companies can focus their resources on sales and marketing, drug discovery and other areas in which they can best differentiate themselves. In 2002 approximately $11 billion, or approximately 18% of total research and development expenditures, was outsourced to the drug development services industry, according to Kalorama, and Kalorama expects this amount to grow to approximately $27 billion, or approximately 28% of the total research and development expenditures, in 2007.

The drug development process

Branded drugs

The branded drug research and development process consists of two stages: pre-clinical and clinical. The pre-clinical stage consists of screening chemical compounds to identify the most promising leads for continued drug development prior to human clinical trials. The clinical stage includes clinical trials with healthy participants, as well as those with targeted diseases, impairments or conditions. We do not perform any pre-clinical services.

Prior to commencing human clinical trials in the United States or Canada, a pharmaceutical or biotechnology company must file an Investigational New Drug, or IND, application with the FDA (in Canada, with the TPD) which includes manufacturing data, pre-clinical data, information about any use of the drug in humans for other purposes and a detailed plan for the proposed clinical trials. The design of these trials, referred to as a study protocol, is essential to the success of the drug development effort. The study protocol must anticipate the nature of the data to be generated and results that the FDA or TPD will require before approving the drug. If the FDA or TPD, as applicable, do not comment after an IND application is filed, human clinical trials may begin within 30 days.

The human clinical trials stage is the most time-consuming and expensive part of the drug research and development process. Human trials usually start on a small scale to assess safety and then expand to larger trials to test efficacy. Trials usually are grouped into three stages known as Phase I through Phase III:

-	Phase I trials involve testing a drug on a limited number of participants, typically 20 to 80 persons, to determine the drug’s basic safety data, including tolerance, absorption, metabolism and excretion. This phase, which lasts an average of six months to one year, is comprised of numerous clinical trials of short duration;

-	Phase II trials involve testing a small number of participants, typically 100 to 200 persons who qualify for inclusion in a clinical trial based upon meeting the applicable trial protocol’s criteria and having a particular condition, to determine the drug’s safety profile and effectiveness and how different doses work. This phase, which lasts an average of one to two years, is comprised of several longer duration clinical trials; and

-	Phase III trials involve testing large numbers of participants, typically several hundred to several thousand persons, to verify drug efficacy on a large scale, as well as long-term safety. These trials involve numerous sites and generally last up to three years.

Multiple trials generally are often conducted within each of Phase I through Phase III. After successfully completing all three clinical phases, a company submits a new drug application, or NDA, to the FDA requesting that the drug be approved for marketing. In Canada, the application is called a new drug

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submission, or NDS, which is filed with the TPD. The NDA/NDS is a comprehensive filing that includes, among other things, the results of all pre-clinical and clinical studies.

-	Phase IV clinical trials, which are conducted after drug approval, may also be required by the FDA or the TPD. These additional trials are required in order to monitor long-term risks and benefits, to study different dosage levels or to evaluate different safety and efficacy parameters.

Generic drugs

Generic drugs are the chemical and therapeutic equivalents of branded innovator drugs, and are usually marketed after patent expiration of the relevant branded drug. Regulatory approval is normally required before a generic equivalent can be marketed in the United States or Canada. Approval is sought for generic drugs through the submission to the FDA of an abbreviated new drug application, or ANDA. In Canada, an abbreviated new drug submission, or ANDS, is filed with the TPD. An ANDA/ANDS may be submitted for a drug on the basis that it is the equivalent of a previously approved drug or, in the case of certain new dosage forms, that it is suitable for use for the indications specified.

Generic drugs must meet the same quality standards as branded drugs. However, an NDA/NDS (the form of submission required for approval of a new innovator drug), requires that complete clinical studies be conducted. An ANDA/ANDS for a generic drug, however, generally only requires the submission of data from bioequivalence studies, which compare the rate and extent of absorption and levels of concentration in the blood stream of the generic drug product with that of the previously approved innovator drug. Proving bioequivalency generally requires demonstrating that the rate and extent of absorption of the generic formulation falls within an acceptable range, typically 80%–125%, of the results achieved by the branded drug.

Bioequivalency studies are normally conducted in two stages. The first stage involves conducting pilot trials with a limited number of human subjects to justify advancing a generic formulation to more costly pivotal trials. Commonly these pilot studies are conducted simultaneously on several different formulations of the same drug, to determine the formulation most closely bioequivalent to the branded drug and most likely to achieve a successful result in pivotal studies and upon ANDA/ANDS submission. The second stage, pivotal bioequivalency trials, are studies conducted on a substantially larger group of subjects, in order to produce data that meets the degree of statistical significance anticipated to be required by the FDA or the TPD, as the case may be.

The timing of final approval of an ANDA/ANDS depends on several factors, including whether any listed patents for the innovator drug are being challenged and whether the branded drug manufacturer is entitled to any statutory exclusivity periods, during which the regulatory authorities may be prohibited from accepting applications for, or approving, generic equivalents. In certain circumstances, a regulatory exclusivity period can extend beyond the life of a patent, and thus block an ANDA/ANDS from being approved on the patent expiration date.

505(b)(2) approval

Another FDA approval route increasingly available to both generic and branded companies is a “505(b)(2) application.” That section of the Hatch-Waxman Act, known as the “paper NDA” route, permits an applicant to rely upon the FDA’s prior finding of safety and efficacy for a drug — or upon published literature establishing that drug’s safety and efficacy — but also requires that the applicant perform some clinical safety and efficacy studies. Such 505(b)(2) applications are generally utilized for significant variations of an approved drug, for new dosage forms of an approved drug, for substitution of one active ingredient in a combination drug product or other significant changes that would make the generic drug ANDA route unavailable. The FDA has expanded the scope of products subject to 505(b)(2) approval, and this may, in turn, expand the market for clinical tests such as those offered by us.

Industry trends

The drug development services industry provides product development services to the branded pharmaceutical, biotechnology and generic drug industries. This industry has evolved from providing limited clinical trial services in the 1970s to a full-service industry today that provides clients with comprehensive

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services, including discovery, pre-clinical evaluations, study protocol design, clinical trial management, data collection, and bioanalytical and statistical analysis.

We believe the drug development services industry’s growth is being driven primarily by the following:

Emergence of new research and development technologies

Over the past 20 years, technological advances have dramatically changed the drug discovery process. The primary objective of these innovations has been to find more drug targets and to discover, at a high rate, drug compounds that are therapeutically effective against these targets. According to Adis International, a provider of drug information to the pharmaceutical industry, as of September 2003, there are more than 7,700 drug compounds in pre-clinical or clinical tests. The increased numbers of drug candidates will make it imperative that the development and regulatory processes be rapid and cost-effective. Branded pharmaceutical, biotechnology and generic drug companies may also find that they do not have sufficient internal development resources or know-how to cope with the increased number of new drug candidates emerging, especially as they enter into the clinical trial process, as a consequence of the emergence of new technologies. We believe the dramatic increase of drug compounds in clinical development and potential resource shortages will increase demand for the services of drug development services companies.

Escalating research and development expenditures by pharmaceutical companies

Increases in global research and development expenditures by the major pharmaceutical companies have broadly tracked the increase in pharmaceutical revenues over the past ten years. The outsourcing of clinical trials for pharmaceutical and biotechnology products is estimated by Kalorama to be growing at least as much as the rate of growth in global research and development expenditures by major pharmaceutical companies.

Growth of the biotechnology industry

The biotechnology industry and the number of drugs it produces have grown substantially over the past decade. Biotechnology companies generate significant numbers of new drug candidates that require developmental and regulatory approval. According to the Biotechnology Industry Organization, an industry tradegroup, 35 new biotechnology drugs and vaccines received approval in 2002 compared with three in 1992. The biotechnology industry is expected to increase its expenditures on drug development in the coming years. Biotechnology companies typically do not have the staff, operating procedures, experience or expertise in-house to conduct their own clinical trials. In addition, while biotechnology companies have historically sought to defray the cost of clinical development by licensing their products to pharmaceutical companies, they are now increasingly seeking to license out their technology at a later stage of clinical development.

Difficulties in recruiting trial participants are lengthening drug development times

One of the largest expenses and greatest sources of delays in developing new drugs is the process of recruiting appropriate clinical trial participants. According to CenterWatch, a publication focused on clinical trials, approximately 86% of all clinical trials are delayed by problems associated with recruiting participants and about 5% face delays of more than six months. An increase in the number of drugs being tested by pharmaceutical and biotechnology companies and an increase in regulatory testing requirements have exacerbated this trend. Drug development services companies that can more effectively and efficiently handle the clinical trial participant recruitment process are thus likely to be significant beneficiaries of this trend.

Importance of therapeutic experience and ability to recruit special populations

We believe that branded pharmaceutical, biotechnology and generic companies increasingly are selecting drug development services partners based on their experience in recruiting for and conducting clinical trials within particular therapeutic areas and with special populations of trial participants. Recruiting difficulties often cause clinical trials to be conducted in multiple smaller groups of participants at multiple locations, which can lengthen development times and increase costs. We believe that specialization in a particular therapeutic area or within a special population allows a drug development services company to deliver a higher level of service in helping to develop trial protocols, in quickly recruiting participants from special populations, in conducting clinical trials and in gathering and reporting data.

Business

Growth in the generic drug industry

PJB Publications Ltd., an independent publisher of information for the pharmaceutical and biotechnology industries noted in its report Lifecycle Management: Utilising drug delivery that over the next five years, more than $100 billion of branded pharmaceuticals are expected to lose patent protection, which is expected to drive demand for bioanalytical laboratory services by generic pharmaceutical companies. Bioanalytical laboratory services are necessary to determine that a generic drug is equivalent to the branded drug. We believe that drug development services companies that are selected to provide bioanalytical laboratory services relating to a generic drug are usually also selected to handle the Phase I clinical trials work, if any, related to the generic drug approval process. Furthermore, an increasingly beneficial regulatory environment pertaining to generic drug development and marketing has resulted in dramatic growth in the generic drug industry, and more government and private organizations are requiring generic drug use. Most recently in the United States, additional funding has been proposed for the FDA’s generic drug program in fiscal year 2004 to increase staff and reduce the time required to process generic drug applications. If the U.S. Congress approves additional funds for this program, the increased capacity for processing generic drug applications may lead to an increase in demand for the services of clinical research organizations that can conduct bioequivalence studies.

Evolution of the regulatory environment

We believe that the FDA is becoming more demanding with regard to the data required to support new drug approvals and are seeking more evidence that new drugs are safer and more effective than existing products. The changing population demographics associated with a larger aging group is further exaggerating this trend due to safety concerns regarding the interaction of multiple medications. As a result, the complexity of clinical trials and the number of participants required for clinical trials are increasing. We believe that these factors are increasing the demand for the services provided by drug development services companies, with a particular increase in Phase I and Phase II safety trials.

In addition, historically there has been a regulatory disparity between certain European countries, particularly the United Kingdom and Germany, and North American countries. This disparity has driven significant Phase I clinical trials business to Europe, that would likely otherwise have been conducted in the United States or Canada. Phase I human testing in these European countries may typically commence immediately after initial regulatory submission, whereas in the US and Canada a 30-day waiting period is required after submission of an IND to allow for regulatory review and comment. However, the Canadian regulatory authority recently announced an initiative to target a seven-day review period for all bioequivalency trials and Phase I trials on healthy participants before allowing the commencement of Phase I testing. Since starting this initiative, we believe the average review time in Canada has been reduced to approximately six days. This reduction in the disparity between Phase I lead times in Canada as compared with key European countries is expected to increase the proportion of Phase I trials conducted in Canada. In addition, harmonization efforts between the United States and the European Union have increased and are intended to lead to more uniform procedures.

OUR COMPETITIVE STRENGTHS

We believe that we offer clients the following valuable strengths that help us capitalize on the trends affecting the drug development services industry and its clients:

Our ability to recruit

We have the ability to recruit clinical trial participants from special populations and to conduct large clinical trials, which we believe creates value for our clients by saving time and costs and by more quickly generating data for the drug approval process. Our largest individual clinical trials facility is located in Miami, Florida, at the center of an area with a diverse population of more than five million residents, which we believe facilitates our recruiting efforts.

Since 1996, we have implemented and grown a proprietary database of potential clinical trial participants who have expressed a desire to participate in our trials. A majority of our clinical trial participants for our primary Miami site are recruited from our database. We believe that our database gives us an advantage over our competitors in that it enables us to reduce the costs and delays associated with

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advertising and other recruitment methods typically used in our industry. Clinical Pharmacology of Florida’s database contains both additional people and additional special populations and we believe that the addition of this database will further increase this potential advantage over our competitors.

In Canada, the corridor linking Quebec City-Trois Rivieres-Montreal has close to five million inhabitants and we believe also represents an excellent source of subjects for studies. In its nine years of operation, Anapharm, our largest Canadian subsidiary, has developed a proprietary database of potential subjects similar to that of our Miami operation, including young male and female volunteers, post-menopausal women, elderly subjects, and special populations.

We strive to provide a positive experience for our clinical trial participants. We believe that our reputation in the local communities where we operate is critical to the continued successful recruitment of clinical trial participants. Our business philosophy is to treat our clinical trial participants like our clients. In keeping with this belief, we have designed each of our Miami, Ft. Myers, Montreal and Quebec City facilities with numerous amenities for our clinical trial participants, who usually spend several days or weeks with us in the course of a clinical trial.

The scope of our clinical trials facilities

We believe our 500-bed, 73,000-square foot Miami, Florida Phase I and Phase II facility is the largest clinical trials site in the United States. This facility contains four clinical units, which we can segment further in order to facilitate conducting several smaller trials. We have designed our facility to enable us to conduct a number of clinical trials efficiently at the same time while maintaining appropriate controls. We believe that the size and design of our facility combined with our ability to recruit gives us an important competitive advantage in that we can attract business from clients who prefer to outsource clinical trials involving a large number of participants to a single company at one location.

We believe that the high fixed cost, low variable cost nature of the Phase I and Phase II business gives us a significant opportunity to take advantage of our large Phase I and Phase II operation in Miami, Florida. Our Miami operation’s fixed costs include our facility, our dedicated staff of on-site physician investigators and clinical personnel, our administrative staff and our senior management team. As utilization of our Miami facility increases, we believe we can support higher volumes of business without the need to hire a considerable number of additional personnel or incur significant expenses beyond our current levels. We currently have substantial additional capacity at our Miami facility. Our recent acquisition of Clinical Pharmacology of Florida, which currently has 70 beds and was facing substantial capacity constraints, could offer opportunities for us to increase our utilization if we move its operations to our primary Miami facility.

We also recently developed and moved into a new 120-bed clinical trial facility at Ft. Myers, Florida. This facility, with four configurable units that can be joined or operated separately, enhances our capability to serve additional specialty sectors, such as the branded generic drug development market. We currently have substantial additional capacity at our Ft. Myers facility.

Our Quebec City location has 130 beds with four independent units and our Montreal site has four independent units totaling 180 beds. The independent units give us the flexibility to conduct different studies at the same time and enhances our capability to serve additional specialty sectors, such as the branded generic drug development market.

We also have quality assurance units, in the U.S. and Canada, that operate independently to help ensure the overall quality of the work performed.

Our ability to provide a range of complementary services

In addition to our Phase I and Phase II clinical trial services, we have also developed the capability to offer our clients a comprehensive package of complementary services, which may include protocol development, bioanalytical services, clinical management services and regulatory work. We provide bioanalytical studies for major pharmaceutical and biotechnology companies as well as generic drug companies. We offer our clients integrated drug development services in project design, study design, investigator recruitment, investigative site selection, qualified study participant recruitment, study monitoring, data manage-

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ment, auditing and quality assurance as well as regulatory and new drug submission. We provide specialized Phase II through Phase IV clinical management services focused on ophthalmology, dermatology, cardiovascular, women’s health, medical device, infectious disease and central nervous system clinical trials through these specialized services.

Our experience

We have been providing branded pharmaceutical, biotechnology and generic drug companies with specialized drug development services for 19 years. Our seven executive officers have over 100 years of collective experience in the clinical trials industry. We have significant experience in providing drug development services in specialized therapeutic areas, such as cardiology, infectious diseases, central nervous system disorders, gastrointestinal disorders and dermatology.

OUR STRATEGY

We believe that increasing demand for outsourced drug development services will provide us with opportunities to continue to grow our business. Our strategy is to build upon our clinical development expertise and to further our reputation as a provider of a broad range of high-quality drug development services to our clients in the branded pharmaceutical, biotechnology and generic drug industries. We intend to capitalize on the opportunities in our industry and achieve our strategy primarily by:

Leveraging existing relationships to increase client penetration with existing clients

Our clients are branded pharmaceutical, biotechnology and generic drug companies that outsource a portion of their drug development activities in order to focus their efforts on drug discovery. We often generate business from multiple, and often independent, groups within our client companies. In addition to pursuing new customer relationships, our sales and marketing team focuses on gaining new business and developing new relationships with new groups at existing clients.

Expanding our bioanalytical laboratory business

To leverage the market opportunity for bioanalytical laboratory services, we have made two bioanalytical laboratory acquisitions since August 2001, which have allowed us to generate additional revenue and profits, by cross-selling these services to our clients.

Our bioanalytical laboratory business serves a broad spectrum of our clients’ needs. We provide bioanalytical studies for major pharmaceutical companies as well as generic drug testing. We believe that by providing bioanalytical laboratory services, we can help our clients reduce administrative costs, coordination efforts, and clinical trial completion times and also improve the level of control that our clients can exercise over the entire clinical trials process.

We believe that our ability to provide bioanalytical laboratory services, in addition to our other services, enables us to compete more successfully for new business. We intend to devote more sales and marketing resources to encourage existing clients to use our bioanalytical laboratory services and to attract new business from companies that prefer to award all of their drug development service needs to one company.

Continuing to enhance our services to generic manufacturers

We believe we are a leader in the generic drug development services industry through our facilities in Quebec City and Montreal, Canada, Ft. Myers, Florida and Philadelphia, Pennsylvania. We service a customer base which represents over 100 generic drug companies. We currently generate approximately 40% of our sales from generic manufacturers. We believe that our ability to offer a comprehensive package, which includes regulatory work, protocol development, clinical trial and bioanalytical services and integrated regulatory submission, will enable us to exploit the expected generic drug market opportunity.

Expanding into new areas of therapeutic expertise

We believe that we are better able to serve our clients’ needs by offering therapeutic expertise in addition to our core offering of drug development services. We have experience in a number of therapeutic areas

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which we believe enables us to grow our revenue from existing clients and generate new business in these areas. We plan to continue to add expertise in our existing therapeutic areas and to develop new areas of expertise by hiring experienced personnel, training our existing staff in new areas, and selectively making strategic acquisitions.

Augmenting our current range of specialized services through strategic acquisitions

We have grown significantly by acquiring related businesses over the last three and one-half years. We believe our eight acquisitions over this period have broadened our range of services, strengthened our management team and expanded our client base. See “Our history.” Our industry is highly fragmented and includes a large number of small competitors that have expertise in different business segments. As part of our growth strategy, we monitor acquisition opportunities and intend to make acquisitions, which enhance our array of services or otherwise strengthen our ability to provide exceptional services to our clients. We try to target businesses that, in addition to fitting well with our current business, would be accretive to our earnings and that have experienced management willing to stay with the business after the acquisition. We also generally seek to negotiate acquisition consideration structures that will help us to retain and motivate an acquired business’ existing management.

Expanding our international presence

We currently provide our services in the United States and Canada, to multinational clients as well as clients based in North America, Europe and Asia. Currently, we derive the substantial majority of our revenue from North American clients, which we believe highlights the availability to us of additional growth opportunities internationally. We intend to expand our business internationally by opening or acquiring drug development services businesses and pursuing marketing efforts in Europe and other overseas markets. In addition, as discussed under “Prospectus summary — Recent developments”, we recently entered into an agreement to establish a Spanish company that will open a bioanalytical laboratory in Barcelona, Spain and provide services to the European market.

OUR SERVICES

We believe our specialized drug development services assist our clients in managing their research and development programs efficiently and cost effectively through the drug development process. We offer our clients a broad range of drug development services, including the following:

Phase I and Phase II clinical trials services

We provide specialized drug development services for studies ranging from short-term Phase I trials to longer-term Phase II trials. Our services include developing study design, recruiting and screening study participants, conducting Phase I and Phase II clinical trials, and collecting and reporting to our clients the clinical data collected during the course of our clinical trials. We conduct Phase I and Phase II clinical trials at our Miami and Ft. Myers, Florida and Quebec City and Montreal, Canada facilities.

We may assist our clients in preparing the study protocol, designing case report forms and conducting any necessary clinical trial audit functions. Additionally, we collect data throughout a clinical trial and enter it onto case report forms according to good clinical practice guidelines, in order to meet our clients’ needs and the FDA or other regulatory requirements identified in the study protocol. Our data management services also provide our clients with statistical analysis, medical report writing and assistance with regulatory submissions.

Bioanalytical laboratory services

We provide bioanalytical laboratory services through facilities located in Quebec City, Canada and Philadelphia, Pennsylvania. Our bioanalytical laboratories have or develop the scientific methods, or assays, necessary to analyze clinical trial samples. Our bioanalytical laboratories provide bioanalytical support for preclinical studies, bioavailability and drug metabolism studies, processing clinical study samples and drug interaction studies. During the clinical trial process, we conduct laboratory analysis on various biological specimens, including blood, to determine the quantity of a drug present in each

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specimen. We format and present the data resulting from this process to our clients for their use and interpretation.

Clinical trials management services

We offer our clients the following integrated services:

-	project design;

-	study design;

-	investigator recruitment;

-	investigative site selection;

-	qualified study participant recruitment;

-	study monitoring;

-	data management;

-	biostatistics;

-	medical writing;

-	auditing and quality assurance; and

-	FDA regulatory and new drug submission.

Through our facilities in Kennett Square, Pennsylvania, Charlotte, North Carolina, and London, Ontario, Canada we provide specialized Phase II through Phase IV clinical management services focused on ophthalmology, dermatology, cardiovascular, women’s health, medical device, infectious disease and central nervous system clinical trials.

CLIENTS AND MARKETING

Our clients include leading pharmaceutical and biotechnology companies and many leading generic manufacturers. Since our inception, we believe we have developed a strong reputation for client service and have cultivated relationships with key decision makers within our clients’ organizations. We focus on meeting or exceeding our clients’ expectations and we believe that this has been a leading factor in generating repeat business from our clients. Our pharmaceutical, biotechnology and generic drug company clients often represent multiple sources of business for us since there are often a number of therapeutic specialty or other groups that contract separately for services within one client company. The decision by one such group to award a contract to us generally is made independently of decisions made by other groups within the same client.

We also perform Phase I and Phase II clinical trials services for some of our competitors. This typically occurs when a competitor has difficulty in recruiting special populations. The mix of our clients and revenue generated from individual clients varies from period to period. As is typical in our industry, various clients have comprised more than 10% of our consolidated revenue in prior years. In 2001, one client represented 17% of our revenue. In 2002, no client provided more than 10% of our revenue. For the six months ended June 30, 2003, no client accounted for 10% or more of our revenue, but our top ten clients accounted for approximately 38% of our revenue.

We employ a team of approximately 16 sales and marketing professionals who market our services to pharmaceutical, biotechnology and generic drug companies, primarily in North America. Additionally, some members of our senior management play a very active role in managing our relationships with existing clients and in helping to generate business from new clients.

OUR COMPETITORS

The drug development services industry is highly fragmented and is comprised of a number of large, full-service drug development services companies and many small companies and limited service providers. Our major competitors in this industry include the research departments of pharmaceutical and biotechnology companies, drug development services companies, including Quintiles Transnational Corp., Covance Inc., PPD, Inc., and MDS Inc., and the research departments of universities and teaching hospitals. We compete in the Phase I and Phase II portion of the business on the basis of our ability to recruit special populations and conduct large trials at one location, our experience in targeted therapeutic areas, and our personalized service. Our clinical trials management business competes by specializing in a limited number of niche specialties.

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Our bioanalytical laboratories compete primarily through the development of or capacity to develop validated methodologies (also known as assays). We believe the capacity to develop these methodologies and in some cases their pre-demand availability represent the best tools to sell our services to pharmaceutical companies, especially generic drug companies conducting bioequivalence studies. In order to better attract generic business, these methodologies are often developed in a proactive way even before our generic clients need it. Our major competitors in this area include MDS and PPD.

We also compete with numerous large and small drug development companies and consulting firms.

Many of our competitors are larger and have substantially greater financial, human, and other resources than we do. Generally, drug development services companies principally compete on the basis of following factors:

-	the ability to recruit doctors and special population participants for clinical trials;

-	medical and scientific expertise in specific therapeutic areas;

-	the ability to organize and manage large-scale trials;

-	the quality of their services;

-	the range of services they provide; and

-	financial stability.

The general trend toward consolidation in the pharmaceutical industry has resulted in increased competition for clients. Consolidation within the pharmaceutical and biotechnology industries as well as the trend by the pharmaceutical and biotechnology industries to limit outsourcing to fewer rather than more drug development services companies has also heightened competition for contracts in our industry.

INDEMNIFICATION AND INSURANCE

In conjunction with our product development services, we contract with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury to or death of volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered. It is possible that we could be held liable for claims and expenses arising from any professional malpractice of the investigators with whom we contract or whom we employ or in the event of personal injury to or death of persons participating in clinical trials. In addition, as a result of our operation of clinical trial facilities, we could be liable for the general risks associated with clinical trials including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of medical care providers. We also could be held liable for errors or omissions in connection with the services we perform through each of our service groups. For example, we could be held liable for errors or omissions or breach of contract if one of our laboratories inaccurately reports or fails to report laboratory results. We seek to reduce our risks by one or more of the following:

-	indemnification provisions and provisions seeking to limit or exclude liability contained in our contracts with customers and investigators;

-	insurance maintained by clients and investigators and by us; and

-	various regulatory requirements, including the use of institutional review boards and the procurement of each participant’s informed consent to participate in the study.

The contractual indemnifications we have generally do not fully protect us against certain of our own actions such as negligence. Contractual arrangements are subject to negotiation with clients and the terms and scope of any indemnification or limitation or exclusion of liability may vary from customer to client and from trial to trial. Additionally, financial performance of these indemnities is not secured. Therefore, we bear the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. We maintain professional liability insurance that covers the locations in which we currently do business and that covers drug safety issues as well as data processing and other errors and omissions.

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However, it is possible that we could become subject to claims not covered by insurance or that exceed our coverage limits. We could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or not covered by insurance or in the event that an indemnifying party does not fulfill its indemnification obligations.

GOVERNMENT REGULATION

All phases of a clinical trial are governed by the FDA and state regulations as well as other regulatory agencies including the TPD in Canada and the European Medicine Evaluation Agency. We also follow the International Conference of Harmonization guidelines which affect global drug development. Our clients are responsible for selecting qualified drug development services companies, providing those companies with study protocols, monitoring the clinical trials, reporting any changes or modification of the clinical trials to the FDA or other regulatory agency, and reporting any serious and unexpected adverse reactions to the drug to the appropriate regulatory agency. In the course of providing our drug development services, we must comply with a variety of related regulatory requirements.

Our services are subject to various regulatory requirements designed to ensure the quality and integrity of the clinical trials process and, in some cases, GMP regulations. The industry standard for conducting clinical research and development studies is contained in regulations established for good clinical practice. The FDA requires that the results submitted to it be based on studies conducted according to its “Good Laboratory Practices” or “GLP” standards for laboratories and “Good Clinical Practices” or “GCP” standards for clinical facilities. The standards address a number of issues, including:

-	selecting qualified investigators and sites;

-	obtaining specific written commitments from investigators;

-	verifying that informed consents are obtained from participants;

-	monitoring the validity and accuracy of data;

-	verifying that we account for the drugs provided to us by our clients; and

-	instructing investigators to maintain records and reports.

Similar guidelines exist in various states and in Canada. We may be subject to regulatory action if we fail to comply with these rules. Failure to comply with these regulations can also result in the termination of ongoing research and disqualification of data collected during the clinical trials.

Additionally, because we frequently deal with biohazardous specimens and medical waste material, we are subject to licensing and regulation in the U.S. under federal, state and local laws relating to hazard communication and employee right-to-know regulations and the handling and disposal of medical specimens and hazardous waste and materials. Our laboratory facilities are subject to applicable laws and regulations relating to the storage and disposal of laboratory specimens. Transportation and public health regulations apply to the surface and air transportation of laboratory specimens. Our laboratories also are subject to International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when the materials are sent to another country, the transportation of such materials becomes subject to the laws, rules and regulations of such other country. Laboratories outside the United States are subject to applicable national laws governing matters such as licensing, the handling and disposal of medical specimens, hazardous waste and radioactive materials, as well as the health and safety of laboratory employees. We contract with independent licensed companies to handle our waste disposal. Our laboratories in the U.S. are also subject to the federal Clinical Laboratory Improvement Amendments, or CLIA (which is administered by the Centers for Disease Control), as well as similar state requirements. CLIA requires certification of laboratories involved with patient samples and includes requirements concerning laboratory facilities, personnel and quality systems.

In addition to its comprehensive regulation of safety in the workplace, the United States Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers whose workers may be exposed to blood-borne pathogens such as HIV and the

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hepatitis B virus. These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations and other measures designed to minimize exposure to chemicals, and transmission of blood-borne and airborne pathogens. Furthermore, certain employees receive initial and periodic training to ensure compliance with applicable hazardous materials regulations and health and safety guidelines. We are subject to similar regulation in Canada.

The U.S. Department of Health and Human Services has promulgated rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, that govern the use, handling and disclosure of personally identifiable medical information. These regulations also establish procedures for the exercise of an individual’s rights, and the methods permissible for de-identification of health information. We are also subject to privacy legislation in Canada under the federal Personal Information and Electronic Documents Act and an Act Respecting the Protection of Personal Information in the Private Sector.

The use of controlled substances in our trials and our accounting for drug samples that contain controlled substances are subject to strict regulation in the U.S. under federal and state laws. We are required to have a license from the United States Drug Enforcement Administration. We also are required to comply with similar laws in Quebec and Canada. We also use special care and security procedures to safeguard and account for all controlled substances.

Failure to comply with applicable law and regulations could subject us to denial of the right to conduct business, disqualification of data collected during clinical trials, liability for clean up costs, liability or the loss of revenue due to a failure to comply with our contractual obligations, the assessment of civil fines, or, in extreme cases, criminal penalties, as well as other enforcement actions.

PROPERTY

With the exception of real property we acquired when we purchased Clinical Pharmacology International and office condominiums owned by our subsidiary, SynFine, we lease all of our facilities under long-term written leases that generally provide for base monthly rents with annual escalation clauses based upon cost of living increases. These increases are calculated using various methods on a lease by lease basis. All of our facilities are in good condition and enable us to serve our clients efficiently. The following table lists our material properties:

	Approximate	Type of
Location	Square Footage	Holding	Expiration	Base Monthly Rent

Miami, FL	73,000	Leased	November 2011(1)	Approximately $55,000
Miami, FL	15,000 (plus adjacent land)	Owned	N/A	N/A
Charlotte, NC	10,450	Leased	August 2005	Approximately $13,700
Kennett Square, PA	8,000	Leased	August 2006	Approximately $15,700
Ft. Myers, FL	20,000	Leased	April 2007	Approximately $22,000
Ft. Myers, FL	7,000	Leased	December 2005(2)	Approximately $5,000
Quebec City, Canada	70,000	Leased	Various leases with expiration dates ranging from August 2004 to May 2006	Combined cost of approximately CDN $90,000
Montreal, Canada	45,000	Leased	Various leases with expiration dates ranging from March 2008 to March 2011	Combined cost of approximately CDN $59,000

(1)	We have been engaged in discussions regarding the possible purchase of our Miami facility. We have not determined, if an agreement is reached, how we would finance the acquisition. It is possible that a portion of the net proceeds from this offering could be utilized to finance the acquisition.

(2)	We are attempting to sublease this facility.

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EMPLOYEES

At October 30, 2003, we had 839 full-time and 196 part-time employees which include 552 full-time and 109 part-time employees in Canada. None of our employees are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

In August 2003 we terminated a contract for the provision of maintenance services at our Miami facility. This contract had a three-year term expiring on August 16, 2006 and the aggregate amount payable during such term was approximately $600,000. In October 2003, we received notice that the contractor claims our termination was wrongful, claims that it is entitled to compensation approximately equal to the aggregate amount payable under the contract over such term and threatens to file suit against us. We intend to contest such claims and, if filed, any such suit. Subject to the foregoing, we are not a party to any material legal proceedings.

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following is a list of our directors and executive officers. All directors serve one-year terms or until each of their successors are duly qualified and elected. The officers are elected by the board of directors.

Name	Age	Position(s)

Lisa Krinsky, M.D.	40	Chairman of the Board and President (Chief Operating Officer)
Arnold Hantman, C.P.A.	67	Chief Executive Officer, Treasurer and Director
Gregory B. Holmes, Pharm.D.	47	Executive Vice President of Clinical Operations
Gary Ingenito, M.D., Ph.D.	48	Senior Vice President
David Natan, C.P.A.	50	Vice President of Finance (Chief Financial Officer)
Marc LeBel, Pharm.D.	48	President of Anapharm Inc.
Michael Adams, Pharm.D.	49	Chief Executive Officer of SFBC New Drug Services, Inc.
Ramiro Casanas	48	Chief Accounting Officer
Jack Levine, C.P.A.	52	Director
Leonard I. Weinstein, Ph.D.	58	Director
David Lucking	49	Director

Lisa Krinsky, M.D. has served as the chairman of our board of directors and president (chief operating officer) of our company since 1999. She is the head of our United States Phase I and Phase II operations. Dr. Krinsky founded South Florida Kinetics, Inc., our Miami subsidiary, in 1995 where she served as chairman, chief executive officer, president and chief operating officer until 1999.

Arnold Hantman, C.P.A. has served as our chief executive officer, treasurer and a director of our company since 1999. Mr. Hantman co-founded the predecessor of our company in 1984 where he served as chief executive officer, treasurer and a director until 1999. From 1977 to 1984, Mr. Hantman was executive vice president and a director of American Hospital Management Corporation, a hospital management company. Prior to 1977, Mr. Hantman practiced as a certified public accountant with Wiener, Stern & Hantman for over 20 years. Mr. Hantman is a life member of the American and Florida Institutes of Certified Public Accountants and a licensed attorney in the State of Florida.

Gregory B. Holmes, Pharm.D. joined South Florida Kinetics as executive vice president of clinical operations in February 1999 and has served in the same capacity with our company since June 1999. From January 1997 to February 1999, Dr. Holmes was president of clinical research for Phoenix International Life Sciences, a company now owned by MDS Pharma, a leading global drug development services company. From May 1988 to January 1997, Dr. Holmes held several executive positions, including vice president of clinical research and vice president of international business, with Pharmaco International Inc., the clinical research division of PPD, a leading global drug development services company. Dr. Holmes is a member and fellow of the American College of Clinical Pharmacology.

Gary Ingenito, M.D., Ph.D. became our senior vice president in October 2003. From January 2001 to July 2003, Dr. Ingenito was the chief operating officer of Otsuka Maryland Research Institute, Inc., an international pharmaceutical company. From 1995 to December 2000, Dr. Ingenito was executive vice president of Otsuka American Pharmaceuticals, Inc., a pharmaceutical manufacturer.

David Natan, C.P.A. became our vice president of finance (chief financial officer) in March 2002, having first joined us as an employee in February 2002. Previously, Mr. Natan was employed by Global Technovations, Inc. as its vice president and chief financial officer from June 1995 through February 2002. Global Technovations, Inc. filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in December of 2001. Mr. Natan is a certified public accountant and he also has served as chief financial officer for two other public companies.

Marc LeBel, Pharm.D. is a founder of and has been president of Anapharm, our Canadian subsidiary, since 1994. He is also a fellow of the American College of Clinical Pharmacy and the Canadian Society of

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Hospital Pharmacists. He is the author of more than 100 publications on clinical pharmacology, including studies on pharmacokinetics and pharmacodynamics evaluation of drugs.

Michael Adams, Pharm.D. is chief executive officer of SFBC New Drug Services, one of our subsidiaries. He joined us in September, 2002 when we acquired New Drug Services. Previously, he was president of New Drug Services since 1990. Dr. Adams has over 20 years of professional experience in the pharmaceutical industry including over 15 years with New Drug Services. He has participated in a variety of United States and international regulatory submissions including NDA, PLA, ANDA and EEC filings.

Ramiro Casanas became our chief accounting officer in February 2001. From May 2000 to February 2001, Mr. Casanas worked for McKean, Paul, Chrycy, Fletcher & Co., an accounting firm. Previously, Mr. Casanas was the chief financial officer for Dental Services of America from July 1998 until May 2000. He served as controller for Bascom Palmer Eye Institute from July 1997 through June 1998 and as controller for Coral Gables Hospital from May 1994 through June 1997.

Jack Levine, C.P.A. has been a director of our company since August 1999. Mr. Levine is a certified public accountant in the State of Florida, and has been the president of Jack Levine, P.A. since 1984. Mr. Levine is also a member of the American and Florida Institutes of Certified Public Accountants and the New York State Society of Certified Public Accountants.

David Lucking has been a director of our company since June 2002. Since March 2003 he has been employed by SoLar Pharmaceuticals, Inc., a development-stage branded pharmaceutical firm, as executive vice president and chief operating officer. Previously, Mr. Lucking held senior management positions at Noven Pharmaceuticals, Inc. from its inception in 1987 until 2003, when he joined SoLar. At Noven he served as Executive Director of Regulatory Affairs and was extensively involved in conducting preclinical and clinical trials, coordinating with the FDA and European pharmaceutical regulatory agencies and participating in creating strategic plans relating to developing pharmaceutical projects from concept to FDA approval.

Leonard I. Weinstein, Ph.D. has been a director of our company since June 1999. For more than five years, Dr. Weinstein has been an independent consultant providing services to the healthcare industry, primarily in connection with the sale of medical practices.

COMMITTEES OF THE BOARD OF DIRECTORS

We have a compensation committee, audit committee and nominating committee, each consisting of independent directors.

Compensation Committee

The compensation committee administers our stock option plan and is authorized to determine officer compensation and grant stock options to our officers, employees and consultants. The compensation committee has delegated to Dr. Krinsky and Mr. Hantman the power to grant up to 10,000 options to persons who are not executive officers of our company. The compensation committee held one meeting and four times approved action by unanimous consent in 2002. Its members are Messrs. Levine and Lucking, and Dr. Weinstein.

Audit Committee

The audit committee’s primary role is to review our accounting policies and issues which may arise in the course of our audit. The audit committee selects our independent auditors, approves all audit and non-audit services, and reviews the independence of our auditors. The audit committee also reviews the audit and non-audit fees of the auditors and the adequacy of our internal accounting controls.

Our audit committee is also responsible for some corporate governance functions including legal compliance, ethics programs, approval of all related party transactions, and establishing procedures for handling employee complaints relating to accounting and internal controls.

Its authority is governed by the audit committee charter. The audit committee held three meetings in 2002 and one time acted by unanimous consent. The audit committee held four meetings through Septem-

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ber 30, 2003 and one time acted by unanimous consent. Its members are Messrs. Levine and Lucking, and Dr. Weinstein. Mr. Levine serves as the Chairman of our audit committee and qualifies as an “audit committee financial expert” as defined by the SEC, although we have not designated him as an audit committee financial expert. Effective in 2003, Mr. Levine, meets monthly with our chief financial officer and has participated in disclosure decisions prior to our issuance of press releases and filings with the SEC.

Nominating Committee

In September 2003, we established a nominating committee consisting of Messrs. Levine and Lucking and Dr. Weinstein, that is responsible for nominating candidates to serve on our board of directors. Any stockholder who wishes to make a nomination at an annual or special meeting of stockholders for the election of directors must do so in compliance with the applicable procedures set forth in our by-laws.

COMPENSATION OF OUR DIRECTORS

Our business is managed under the direction of our board of directors. It has the responsibility for establishing broad corporate policies and for reviewing our overall performance. It is not, however, involved in the operating details of our business on a day-to-day basis. The board of directors is kept advised of our business through regular written communications and discussions with management.

Each non-employee director receives $1,000 per meeting attended. Additionally, our non-employee directors receive automatic grants of 30,000 non-qualified stock options pursuant to our stock option plan upon becoming a director and again upon completion of vesting after three years. The chairman of our audit committee receives an additional grant of 15,000 non-qualified stock options on similar terms. The options vest semi-annually over a three-year period. Directors who are employees receive no compensation for serving as directors. Mr. Jack Levine, chairman of our audit committee, receives an additional $500 per meeting, including for monthly meetings with management. All directors are reimbursed for out-of-pocket expenses incurred in connection with their service as directors.

LIMITATION OF OUR DIRECTORS’ LIABILITY

Our certificate of incorporation seeks to eliminate the liability of our directors for monetary damages to the fullest extent permitted by law, except that we do not provide indemnification in the event that we file a direct claim against a director as opposed to a stockholders’ derivative action. In addition, our directors remain liable for:

-	any breach of the director’s duty of loyalty to us or our stockholders;

-	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

-	payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law; or

-	any transaction from which the director derives an improper personal benefit.

These provisions do not affect any liability any director may have under federal and state securities laws.

Management

EXECUTIVE COMPENSATION

Set forth below is information with respect to compensation paid by us for 2002, 2001, and 2000 to our chief executive officer and five other present or former executive officers of our company whose compensation exceeded $100,000 during 2002.

Summary Compensation Table

								Long Term
		Annual Compensation						Compensation

								Securities	All Other
						Other Annual		Underlying	Compen-
						Compensation		Options/SARs	sation
Name and Principal Position	Year	Salary ($)		Bonus ($)		($)		(#)	($)

Arnold Hantman, C.P.A.	2002	$250,000		$129,115	(1)	—	(4)	56,200	—
Chief Executive Officer	2001	225,000		25,000	(2)	—	(4)	10,000	—
	2000	150,000		109,428	(3)	—	(4)	—	—
Lisa Krinsky, M.D.	2002	$325,000		$215,190	(1)	—	(4)	56,200	—
President (Chief Operating	2001	300,000		35,000	(2)	—	(4)	20,000	—
Officer)	2000	250,000		182,379	(3)	—	(4)	—	—
David Natan, C.P.A.	2002	$155,833	(5)	$16,000	(1)	—	(4)	31,000	—
Vice President of Finance,
(Chief Financial Officer)
Gregory B. Holmes, Pharm.D.	2002	$200,000		$140,000		—	(4)	115,000	—
Executive Vice President	2001	175,000		25,000	(2)	—	(4)	25,000	—
	2000	120,000		60,000		—	(4)	—	—
Marc LeBel, Pharm.D.	2002	$140,194	(6)	—		—	(4)	35,000	—
President of Anapharm Inc.
Allan Xu, Ph.D.	2002	$170,000		$200,000	(8)	—	(4)	—	—
President of SFBC Analytical	2001	63,750	(7)	—		—	(4)	—	—
Laboratories, Inc.

(1)	Represents bonuses earned in 2002 and paid in 2003.

(2)	Represents bonuses earned in 2001 and paid in 2002.

(3)	Represents bonuses earned in 2000 and paid in 2001.

(4)	For each of Messrs. Hantman and Natan and Drs. Krinsky, Holmes, LeBel and Xu the aggregate amount of personal benefits, which vary by individual and include car allowances and insurance, disability, life and medical insurance, does not exceed the lesser of 10% of the total salary and bonus reported or $50,000.

(5)	Represents salary paid by us from February 2002 through December 31, 2002. Prior to February 2002 we did not employ Mr. Natan.

(6)	Represents salary paid by us from March 15, 2002 through December 31, 2002. Prior to March 15, 2002 we did not employ Dr. LeBel.

(7)	Represents salary paid by us from August 20, 2001 through December 31, 2001. Dr. Xu remains employed by us as president of SFBC Analytical, but is no longer one of our executive officers. Prior to August 20, 2001 we did not employ Dr. Xu.

(8)	Represents non-cash reduction of note payable to us in connection with the acquisition of SFBC Analytical in August 2001.

Executive Compensation Agreements

In March 2001, based upon the unanimous approval of our compensation committee, we entered into new three-year written employment agreements with Dr. Krinsky, Mr. Hantman and Dr. Holmes. We modified these agreements in 2002 and again in February 2003, each time retroactively to January 1 of

Management

the applicable year. The chart below contains the base salaries under the March 2001 employment agreements and the increases in 2002 and 2003.

Person	2001 Base Salary	2002 Base Salary	2003 Base Salary

Lisa Krinsky, M.D.	$300,000	$325,000	$400,000
Arnold Hantman, C.P.A.	225,000	250,000	325,000
Gregory B. Holmes, Pharm.D.	175,000	200,000	275,000

Under the terms of their employment agreements, for the year ended December 31, 2001 Dr. Krinsky was entitled to receive a bonus equal to 5% of our consolidated pre-tax income or, $307,779 and Mr. Hantman was entitled to receive a bonus equal to 3% of our pre-tax income or $184,668. In March 2002, both executives voluntarily waived their full bonus and agreed to receive reduced bonuses. Dr. Krinsky and Mr. Hantman received bonuses of $35,000 and $25,000 respectively.

In April 2002, Dr. Krinsky and Mr. Hantman agreed to a modification of the bonus provisions of their employment agreements, prospectively reducing their percentages of pre-tax income. Dr. Krinsky reduced her annual bonus of 5% to 2.5% of net pre-tax income and Mr. Hantman reduced his annual bonus of 3% to 1.5% of net pre-tax income, if our net pre-tax incomes reaches specified levels as follows:

	2002	2003

Net pre-tax income	$2,500,000	$3,000,000

No bonuses are payable if such levels are not reached, and if such levels are exceeded the bonuses may not exceed the applicable year’s base salary. Additionally, Dr. Krinsky and Mr. Hantman agreed to completely waive their bonus accruals credited for the quarter ended March 31, 2002. As consideration, they each received 56,200 stock options exercisable at $19.15 per share.

The compensation committee recognized that in the future it might be appropriate to award discretionary bonuses to Dr. Krinsky and Mr. Hantman based upon other criteria relating to exceptional performance. Accordingly, their 2001 employment agreements specifically contain a provision authorizing the compensation committee to award annual discretionary bonuses.

In 2003, Dr. Holmes and Dr. Xu received discretionary bonuses of $75,000 and $100,000, respectively, relating to 2003.

In March 2002, we entered into a three-year employment agreement with David Natan, our vice president of finance. Mr. Natan receives a salary of $170,000 per year. In March 2002, we granted Mr. Natan 25,000 options exercisable at $17.06 per share, and in October 2002, we granted Mr. Natan 6,000 options exercisable at $10.55 per share, all of which vest in accordance with our normal three year policy.

On March 18, 2002, Anapharm entered into a written agreement with Dr. Marc LeBel employing him for a five year period at an initial base salary of $266,000 Canadian (approximately $200,000 per year in United States dollars based on the exchange rate as of October 16, 2003) with increases in his base salary based upon Anapharm meeting targeted financial results, subject to approval of the board of directors. Dr. LeBel is eligible to receive bonuses during the term of his employment in accordance with revenue and income targets established by us. Additionally, we awarded Dr. LeBel 35,000 stock options exercisable at $23.89 per share.

Dr. Krinsky, Mr. Hantman, and Dr. Holmes may terminate their employment agreements if:

-	their duties are substantially modified;

-	we materially breach the terms of their employment agreements; or

-	if any entity or person was not at the date of such agreement an executive officer or stockholder of ours becomes individually or as part of a group the owner of more than 30% of our common stock.

If this occurs, each may choose to receive three years base salary, and benefits provided for in his or her employment agreement for the remainder of the term of the agreement, or be released from the non-competition provisions of the employment agreement.

Management

Mr. Natan’s employment agreement may be terminated for the same reasons, but he may receive one year base salary, instead of three years, and he is entitled to the benefits provided for in his employment for the remainder of the term of his agreement, or a release from the non-competition provisions of the employment agreement.

Dr. Xu may terminate his employment agreement if any entity or person who was not at the date of such agreement an executive officer or stockholder of ours becomes individually or as part of a group the owner of more than 30% of our common stock and his duties are substantially modified. If this occurs he is entitled to 24 months of base salary, and the payment is to be made on a monthly basis.

These provisions may discourage a hostile takeover even if the takeover is in the best interest of all of our other stockholders.

For 2002, our compensation committee awarded Dr. Holmes a bonus of $140,000, and granted him 75,000 options exercisable at $17.06 per share which vested upon our acquisition of Anapharm on March 18, 2002. On October 2, 2002, Dr. Holmes received an additional grant of 40,000 options exercisable at $10.55 per share which vest in accordance with our normal three year policy.

Dr. Xu was previously one of our executive officers until our acquisition of Anapharm. Dr. Xu receives an annual salary of $200,000 and an annual bonus of $200,000 payable if still employed by us each August 20th. This bonus is applied against the $1,000,000 loan we made Dr. Xu when we purchased his analytical laboratory on August 20, 2001. As of the date of this prospectus, the loan balance due us is $600,000.

On October 15, 2003, we added a new executive officer to our management team. Gary Ingenito, M.D., Ph.D., accepted the position of senior vice president, and is focusing on our Phase III operations. We entered into a four-year employment agreement with Dr. Ingenito that provides for an annual salary of $290,000. Dr. Ingenito was also granted 20,000 shares of restricted common stock issuable over the four-year term of his agreement. He has the opportunity to earn bonuses, including a bonus equal to 5% of pre-tax earnings (above certain base amounts) tied to the performance of our Phase III operations. If we terminate the agreement, Dr. Ingenito will be entitled to receive one year’s base salary.

We do not have any formal pension, profit sharing or other similar plans pursuant to which we pay additional cash or non-cash compensation to our employees, including the individuals specified above. We maintain a Stock Option Plan and a 401(k) Plan for our employees with a company matching contribution of 25% of the first 6% of base salary up to a cap of $2,500 per year.

Related party transactions

In March 2003, Lisa Krinsky, M.D., our chairman of the board of directors and president, voluntarily prepaid a note due on July 31, 2003 in the amount of $94,918 including accrued interest. The loan represented personal expenses we paid for Dr. Krinsky in 1998 prior to our initial public offering. We do not intend to make any future loans to our executive officers and directors.

In September 2003, we paid $100,000 to Dr. Michael Adams, president of SFBC New Drug Services. This payment was part of the $225,000 aggregate payment we are required to pay to certain shareholders of New Drug Services in each of September 2003 (which has been paid), 2004 and 2005. These payments are treated as non-refundable credits towards future earn-out payments that were negotiated in connection with our acquisition of New Drug Services in September 2002. He will receive at least an additional $100,000 in each of September 2004 and 2005.

In conjunction with our August 2001 acquisition of KeyStone Analytical we entered into a five-year employment agreement with Dr. Allan Xu, who was previously the president and an approximately 38% stockholder of KeyStone Analytical and who became president of our SFBC Analytical subsidiary. The employment agreement provides Dr. Xu with various benefits, including, among others, a loan in the original amount of $1.0 million nominally repayable in equal installments of $200,000 plus interest on each August 20th commencing in 2002. The loan is secured by some of the common stock we issued to Dr. Xu in connection with the acquisition. However, as long as Dr. Xu remains employed with us, we have agreed to forgive the corresponding installment due on each applicable installment date over the five-year term.

We will pay all of the expenses of this offering, except for the underwriting discounts and commissions. We and the selling stockholders will pay the underwriting discounts and commissions on a pro rata basis, based on the number of shares of common stock being sold by us and them in this offering.

Principal and selling stockholders

The following table sets forth the number of shares of our voting stock beneficially owned as of September 30, 2003 by each person known by us to be the beneficial owner of at least 5% of our common stock, each of our directors, each of our named executive officers, and all executive officers and directors as a group. As of September 30, 2003, we had 7,948,555 shares of common stock outstanding.

A total of up to 328,000 shares of our common stock are being offered for sale by the selling stockholders listed below. The following table also provides information about each selling stockholder, including:

-	the number and percentage of outstanding shares each selling stockholder owns as of September 30, 2003;

-	how many shares are offered by the selling stockholders for sale by this prospectus; and

-	the number and percentage of outstanding shares each selling stockholder will own after the offering, assuming all shares covered by this prospectus are sold.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. The selling stockholders include all of our executive officers. In addition, Lisa Krinsky, M.D. and Arnold Hantman also serve on our board of directors.

Except as otherwise noted below, the address for each person listed in the table is 11190 Biscayne Boulevard, Miami, Florida 33181.

The following table assumes the underwriters do not exercise their over allotment option. If the over-allotment option is exercised in full, we will sell an aggregate of 2,349,200 shares of common stock. We believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. Beneficial ownership exists when a person either has the power to vote or sell common stock. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the applicable date, whether upon the exercise of options or otherwise. The numbers contained in the following table and the footnotes thereto include shares issuable upon exercise of options that vest on December 31, 2003.

60

Principal and selling stockholders

	Beneficial Ownership As			Beneficial Ownership
	of September 30, 2003			After Offering
			Shares
Name and Address of Beneficial Owner	Shares	Percent	Offered	Shares	Percent

Directors and executive officers:
Lisa Krinsky, M.D.(1)	876,954	11.0%	150,000	726,954	7.3%
Arnold Hantman, C.P.A.(2)	443,211	5.6	75,000	368,211	3.7
Gregory B. Holmes, Pharm.D.(3)	218,000	2.7	50,000	168,000	1.7
David Natan, C.P.A.(4)	14,667	*	9,500	5,167	*
Ramiro Casanas(5)	3,666	*	2,500	1,166	*
Marc LeBel, Pharm.D.(6)	96,602	1.2	11,000	85,602	*
2050, Rene-Levesque Blvd. West Quebec, Canada
Michael P. Adams, Pharm.D.(7)	245,727	3.1	—	215,727	2.2
Jack Levine, C.P.A.(8)	58,000	*	—	58,000	*
16855 N.E. 2nd Avenue
N. Miami Beach, FL 33162
Leonard I. Weinstein, Ph.D.(9)	16,600	*	—	16,600	*
3423 N. 31st Terrace
Hollywood, FL 33021
David Lucking(10)	39,500	*	—	39,500	*
10761 S.W. 121 Street
Miami, FL 33176
All executive officers and directors as a group (10 persons)(11)(12)	2,012,927	25.3%	298,000	1,684,927	16.9%
Other selling stockholders:
Drug Research Services, Inc.(7)	234,060	2.9%	30,000	204,060	2.1%
415 McFarland Road, Suite 201
Kennett Square, PA 19348

*	Less than 1%.

(1)	Includes 157,467 shares of common stock issuable upon exercise of vested options.

(2)	Includes 97,467 shares of common stock issuable upon exercise of vested options.

(3)	Includes 120,000 shares of common stock issuable upon exercise of vested options.

(4)	Includes 14,667 shares of common stock issuable upon exercise of vested options.

(5)	Includes 3,666 shares of common stock issuable upon exercise of vested options.

(6)	Includes 17,500 shares of common stock issuable upon exercise of vested options and 42,852 shares held by Gestion Marc LeBel Inc., of which Dr. LeBel is deemed the beneficial owner.

(7)	The shares deemed to be beneficially owned by Dr. Adams include both 11,667 shares of common stock issuable upon exercise of vested options as well as 234,060 shares held by Drug Research Services, Inc. (formerly known as New Drug Services, Inc.), of which Dr. Adams is a controlling shareholder. The only shares deemed beneficially owned by Dr. Adams that are being offered for sale in this offering are 30,000 shares held by Drug Research Services, Inc.

(8)	Includes 50,000 shares of common stock issuable upon exercise of vested options.

(9)	Includes 16,600 shares of common stock issuable upon exercise of vested options.

(10)	Includes 15,000 shares of common stock issuable upon exercise of vested options.

(11)	Includes shares issuable upon exercise of vested options.

(12)	Excludes 20,000 shares of common stock issuable to Gary Ingenito, M.D., Ph.D. under his October 15, 2003 employment agreement.

Description of capital stock

The following is a summary of the material terms of our capital stock. The summary is not complete and is subject to applicable Delaware law and to the provisions of our certificate of incorporation and bylaws. For greater detail about our capital stock, please refer to our certificate of incorporation and bylaws. Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.10 per share.

COMMON STOCK

Each holder of our outstanding common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, including the election of directors. Holders do not have cumulative voting rights.

If we dissolve, liquidate or wind-up our business, whether such action is voluntary or involuntary, the holders of our common stock are entitled to share ratably in all assets remaining after payment of our liabilities and any preferences on outstanding preferred stock.

Each share of common stock has an equal right to receive dividends when, and if, our board of directors decides to declare a dividend. We did not pay any dividends for the years ended December 31, 2000, 2001 or 2002. We do not anticipate paying cash dividends in the foreseeable future. The holders of our common stock are not entitled to preemptive rights.

PREFERRED STOCK

We currently have no shares of preferred stock issued or outstanding. We have no plans, agreements or understandings with respect to the issuance of any shares of preferred stock.

The board of directors is authorized to fix the following rights and preferences of our preferred stock:

-	the rate of dividends;

-	whether dividends shall be cumulative;

-	any redemption provisions, including redemption dates and redemption prices;

-	the amount payable in the event of voluntary or involuntary liquidation;

-	whether a sinking fund shall be provided for the redemption or purchase of shares;

-	the terms and conditions on which shares may be converted; and

-	whether, and in what proportion to any series, another series shall have voting rights other than as required by law, and, if voting rights are granted, the number of voting rights per share.

Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters as the board of directors deems appropriate. The effect of this preferred stock is that our board of directors alone may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of our common stock, including the loss of voting control to others.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various “business combination” transactions such as a merger with any “interested stockholder,” which

Description of capital stock

includes a stockholder owning 15% of a corporation’s outstanding voting securities, for a period of three years after the date in which the person became an interested stockholder, unless:

-	the transaction is approved by the corporation’s board of directors prior to the date the stockholder became an interested stockholder;

-	upon closing the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors of the corporation outstanding, excluding those shares owned by persons who are both directors and officers and specified types of employee stock plans; or

-	on or after such date, the business combination is approved by the board of directors and at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

INDEMNIFICATION AND LIABILITY OF OUR DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides a corporation with the power to indemnify any officer or director acting in his capacity as our representative, who is or is threatened to be made a party to any lawsuit or other proceeding, for expenses, judgments and amounts paid in settlement in connection with such lawsuit or proceeding. The indemnity provisions apply whether the action was instituted by a third party or was filed by one of our stockholders. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. We have provided for this indemnification in our certificate of incorporation because we believe that it is important to attract qualified directors and officers. We also have entered into indemnification agreements with our directors, which agreements are designed to indemnify them to the fullest extent permissible by law, subject to one limitation described in the next sentence. We have further provided in our certificate of incorporation that no indemnification shall be available, whether pursuant to our certificate of incorporation or otherwise, arising from any lawsuit or proceeding in which we assert a direct claim, as opposed to a stockholders’ derivative action, against any directors and officers. This limitation is designed to insure that if we sue a director or officer, we do not have to pay for his defense.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. Accordingly, we have agreed that unless our attorneys advise us that the courts have ultimately decided whether the SEC is correct, we will let a court determine whether we can indemnify our directors and officers under such laws.

TRANSFER AGENT

Continental Stock Transfer & Trust Company is the transfer agent for our common stock.

Shares eligible for future sale

Almost all of our common stock is freely tradable without any restrictions, except for approximately 1,661,288 shares that are subject to resale pursuant to Rule 144 as explained below. In addition, in connection with this offering our key executives, directors, and selling stockholders have agreed not to publicly sell shares of our common stock for 180 days from the date of this prospectus. Sales of substantial amounts of common stock in the public market in the future could depress the price of our common stock and adversely affect our ability to raise capital at a time when we need it or on terms favorable to us. As of September 30, 2003, we had 7,948,555 shares of common stock outstanding.

Beginning on the dates specified below, the following shares of common stock may be publicly sold as described below:

Number of Shares	May be Publicly Sold

2,328,000 shares covered by this prospectus	Now, without limitation
6,287,267 shares	Now, without limitation
1,191,070 shares	Now, subject to limitations of Rule 144
470,218 shares	Beginning July 7, 2004, subject to limitations of Rule 144

In general, Rule 144 as currently in effect, provides that any person who has held restricted common stock for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the total number of outstanding shares or the average weekly trading volume during the four calendar weeks preceding the filing of a notice of sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current and public information about us. A person who has not been our affiliate for at least three months immediately preceding the sale and who has owned such shares of common stock for at least two years is entitled to sell the shares under Rule 144(k) without regard to any of the limitations described above.

Underwriting

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Jefferies & Company, Inc. are the representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Number
Underwriters	of shares

UBS Securities LLC	1,825,152
Jefferies & Company, Inc.	456,288
HD Brous & Co., Inc.	23,280
Jesup & Lamont Securities Corporation	23,280

Total	2,328,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our common stock and the common stock of the selling stockholders are offered subject to a number of conditions, including:

-	receipt of our common stock by the underwriters, and

-	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of 349,200 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.06 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We will pay all of the expenses of this offering, except for the underwriting discounts and commissions. We and the selling stockholders will pay the underwriting discounts and commissions on a pro rata basis, based on the number of shares of common stock being sold by us and them in this offering. The following table shows the per share and total underwriting discounts and commissions we and the selling

Underwriting

stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 349,200 shares.

			Paid by
			selling
	Paid by us		stockholders	Total

	No exercise	Full exercise		No exercise	Full exercise

Per share	$1.77	$1.77	$1.77	$1.77	$1.77
Total	$3,540,000	$4,158,084	$580,560	$4,120,560	$4,738,644

We estimate that the total expenses of the offering payable by us, excluding our underwriting discounts and commissions, will be approximately $1,170,000. Expenses include the Securities and Exchange Commission and NASD filing fees, printing, legal, accounting and transfer agent and registrar fees and other miscellaneous fees and expenses.

NO SALES OF SECURITIES

We, our directors, executive officers, key employees and each selling stockholder have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written consent of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without prior notice, UBS Securities LLC may in its sole discretion, release all or some of the securities from these lock-up agreements.

We and the selling stockholders have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the Nasdaq National Market under the symbol “SFCC.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

-	stabilizing transactions;

-	short sales;

-	purchases to cover positions created by short sales;

-	imposition of penalty bids; and

-	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Short sales may be “covered short sales,” which are short positions in an amount not greater then the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

66

Underwriting

The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase common stock in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

Certain underwriters and their affiliates have in the past provided, and may from time to time provide, other services to us, including investment banking and financial advisory services, for which they were or will be entitled to receive separate compensation.

We are in discussions with UBS Securities LLC regarding our potential retention of UBS Securities LLC to provide merger and acquisition advisory services to us. As part of any agreement with UBS Securities LLC to provide these services to us, we may grant UBS Securities LLC a right of first refusal to participate as our financial advisor or underwriter in future public offerings, private placements or other financings for an agreed upon period of time. The National Association of Securities Dealers Inc. has advised UBS Securities LLC that this right of first refusal, if granted, will be considered by the NASD to be underwriting compensation in connection with this offering, with a value equal to 1% of the offering proceeds from this offering.

Legal matters

The validity of the common stock offered hereby is being passed upon for us by Steel Hector & Davis LLP, Miami, Florida. In addition, certain legal matters are being passed upon for us and the selling stockholders by Michael Harris, P.A., West Palm Beach, Florida. Attorneys employed by Michael Harris, P.A. own approximately 13,000 shares of our common stock. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

Experts

Our financial statements for the years ended December 31, 2002 and 2001 included herein and incorporated by reference in this registration statement have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report and are included herein and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of the Clinical Pharmacology companies for the year ended December 31, 2002 included herein have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report and are included herein in reliance upon such report on the authority of such firm as experts in accounting and auditing.

Our financial statements for the year ended December 31, 2000 included herein have been audited by Kaufman, Rossin & Co., independent certified public accountants, as set forth in their report included herein, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Incorporation by reference

The SEC allows us to “incorporate by reference” the information that we file with the SEC, which means that we may, in this prospectus, disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file in the future with the SEC will automatically update and supersede this information. We are incorporating by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of the initial filing of the amendment to the registration statement of which this prospectus is a part and the effectiveness of that registration statement, as well as after the date of this prospectus until we sell all of these securities:

(1) Our Annual Report on Form 10-KSB for the year ended December 31, 2002;

(2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

(3) Our Current Report on Form 8-K, filed with the SEC on August 19, 2003, as amended by our Current Report on Form 8-K/A filed with the SEC on September 25, 2003, our Current Report on Form 8-K, filed with the SEC on October 20, 2003, and our Current Report on Form 8-K, filed with the SEC on October 29, 2003; and

(4) The description of our common stock contained in the registration statement on Form SB-2 filed on September 7, 2001, File No. 333-69112, including any amendments or reports filed for the purpose of updating such description.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock in this prospectus shall be deemed incorporated by reference into this prospectus and to be part of this prospectus from the respective dates of filing of such documents.

You may request a copy of these documents, at no cost to you, by writing or calling Mr. David Natan, SFBC International, Inc., 11190 Biscayne Boulevard, Miami, Florida 33181, (305) 895-0304. We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of the contract, agreement or other document filed as an exhibit to the registration statement or any incorporated document, each statement being qualified by this reference.

Where you can find more information

We file annual, quarterly and other reports and other information with the SEC. You can read and copy any information filed by us with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330.

In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us. We also maintain a website (http://www.sfbci.com). Neither of the websites are part of this prospectus.

Index to financial statements

Report of independent certified public accountants (SFBC, 2001 and 2002)	F-2
Independent auditors report (SFBC, 2000)	F-3
Consolidated financial statements (SFBC, 2000, 2001 and 2002)
Consolidated balance sheets	F-4
Consolidated statements of earnings	F-5
Consolidated statement of changes in stockholders’ equity	F-6
Consolidated statements of cash flows	F-7
Notes to consolidated financial statements	F-8 - F-24
Unaudited condensed consolidated balance sheet (SFBC, June 30, 2003)	F-25
Unaudited condensed consolidated statements of earnings (SFBC, six months ended June 30, 2002 and 2003)	F-26
Unaudited condensed consolidated statements of cash flows (SFBC, six months ended June 30, 2002 and 2003)	F-27
Notes to unaudited condensed consolidated financial statements	F-28 - F-32
Report of independent certified public accountants (Clinical Pharmacology (“CP”), 2002)	F-33
Combined financial statements
Combined balance sheet	F-34
Combined statement of earnings	F-35
Combined statement of changes in stockholders’ equity	F-36
Combined statement of cash flows	F-37
Notes to combined financial statements	F-38 - F-41
Unaudited combined balance sheet (CP, June 30, 2003)	F-42
Unaudited combined statements of earnings (CP, six months ended June 30, 2002 and 2003)	F-43
Unaudited combined statements of cash flows (CP, six months ended June 30, 2002 and 2003)	F-44
Notes to unaudited combined financial statements	F-45

SFBC International, Inc. and Subsidiaries

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders

SFBC International, Inc.

We have audited the accompanying consolidated balance sheets of SFBC International, Inc. and Subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SFBC International, Inc. and Subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and their consolidated cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard 142 “Goodwill and Other Intangible Assets” on January 1, 2002.

/s/ Grant Thornton LLP

Miami, Florida

February 18, 2003

SFBC International, Inc. and Subsidiaries

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

SFBC International, Inc.
Miami, Florida

We have audited the accompanying consolidated statements of earnings, changes in stockholders’ equity and cash flows of SFBC International, Inc. and Subsidiaries for the year ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of SFBC International, Inc. and Subsidiaries for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Kaufman, Rossin & Co.

Miami, Florida

March 7, 2001

SFBC International, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and December 31, 2002

	December 31,	December 31,
	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$39,103,139	$6,361,496
Investment in marketable securities	—	2,413,522
Accounts receivable, net	10,453,729	21,753,778
Income tax receivable	—	290,221
Loans receivable from officers/stockholders	363,517	343,400
Prepaids and other current assets	289,248	4,256,584

Total current assets	50,209,633	35,419,001

Loans receivable from officers	800,000	600,000
Property and equipment, net	3,928,584	16,612,579
Goodwill, net	4,483,690	30,151,148
Other intangibles, net	684,973	2,662,603
Deferred income taxes	—	283,665
Other assets, net	376,650	230,444

Total assets	$60,483,530	$85,959,440

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,538,903	$6,323,414
Accrued liabilities	1,318,730	3,041,087
Advance billings	1,483,216	3,802,754
Income taxes payable	1,046,420	—
Deferred income taxes	222,713	85,308
Capital lease obligations and notes payable, current portion	7,490	1,361,231

Total current liabilities	5,617,472	14,613,794
Capital lease obligations and notes payable	1,248	2,786,956
Deferred income taxes	233,602	—
Commitments	—	—

Stockholders’ equity:
Preferred stock. $0.10 par value, 5,000,000 shares authorized, none issued	—	—
Common stock, $0.001 par value, 20,000,000 shares authorized, 7,408,682 and 6,670,320 shares issued and outstanding as of December 31, 2002 and December 31, 2001	6,670	7,409
Additional paid-in capital	49,913,845	58,068,002
Retained earnings	4,773,193	12,641,431
Note receivable — officer	(62,500)	—
Accumulated other comprehensive earnings	—	18,332
Common stock held in treasury, at cost — 204,300 shares at December 31, 2002 and -0-shares at December 31, 2001	—	(2,176,484)

Total stockholders’ equity	54,631,208	68,558,690

Total liabilities and stockholders’ equity	$60,483,530	$85,959,440

The accompanying notes are an integral part of these financial statements.

SFBC International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended December 31, 2000, 2001 and 2002

	Twelve months ended
	December 31,

	2000	2001	2002

Net revenue	$19,694,428	$31,470,528	$64,740,047
Costs and expenses:
Direct costs	11,996,996	18,150,867	36,727,571
Selling, general and administrative expenses	4,252,033	7,556,126	17,867,455

Total costs and expenses	16,249,029	25,706,993	54,595,026
Earnings from operations	3,445,399	5,763,535	10,145,021
Other income (expense):
Interest income	122,908	359,159	446,662
Interest expense ($0, $12,691 and $173,813 to related parties in 2002, 2001 and 2000 respectively)	(175,470)	(27,112)	(281,880)

Total other income (expense)	(52,562)	332,047	164,782

Earnings before taxes	3,392,837	6,095,582	10,309,803
Income tax expense	1,342,000	2,276,114	2,441,565

Net earnings	$2,050,837	$3,819,468	$7,868,238

Earnings per share:
Basic	$0.78	$0.94	$1.12
Diluted	$0.76	$0.81	$1.05
Shares used in computing earnings per share:
Basic	2,614,000	4,073,292	7,043,518
Diluted	2,706,561	4,739,191	7,487,226

The accompanying notes are an integral part of these financial statements.

SFBC International, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2000, 2001 and 2002

						Accumulated
	Common		Additional	Retained		Other	Common
	Stock	Par	Paid-In	Earnings	Note	Comprehensive	Stock Held
	Shares	Value	Capital	(Deficit)	Receivable	Earnings	in Treasury	Total

Balances — December 31, 1999	2,335,736	$2,336	$1,880,756	$(1,097,112)	$—	$—	$—	$785,980
Common stock options issued as compensation	—	—	170,000	—	—	—	—	170,000
Conversion of debt to common stock	3,906	4	24,999	—	—	—	—	25,003
Proceeds from initial public offering	1,250,000	1,250	10,155,000	—	—	—	—	10,156,250
Offering costs	—	—	(1,885,432)	—	—	—	—	(1,885,432)
Net income — 2000	—	—	—	2,050,837	—	—	—	2,050,837

Balances — December 31, 2000	3,589,642	$3,590	$10,345,323	$953,725	—	—	—	11,302,638
Common stock options issued as compensation	—	—	170,000	—	—	—	—	170,000
Exercise of stock options and warrants	899,087	899	6,893,409	—	—	—	—	6,894,308
Issuance of common stock for services	5,556	5	37,494	—	—	—	—	37,499
Common stock issued — Keystone acquisition	178,035	178	2,574,264	—	—	—	—	2,574,442
Repurchase of common stock	(2,000)	(2)	(25,530)	—	—	—	—	(25,532)
Proceeds from public offering	2,000,000	2,000	32,498,000	—	—	—	—	32,500,000
Offering costs	—	—	(2,909,709)	—	—	—	—	(2,909,709)
Tax benefit from exercise of stock options	—	—	330,594	—	—	—	—	330,594
Note receivable — officer	—	—	—	—	(62,500)	—	—	(62,500)
Net earnings	—	—	—	3,819,468	—	—	—	3,819,468

Balances — December 31, 2001	6,670,320	6,670	49,913,845	4,773,193	(62,500)	—	—	54,631,208
Comprehensive earnings:
Net earnings	—	—	—	7,868,238	—	—	—	7,868,238
Foreign currency translation	—	—	—	—	—	18,332	—	18,332
Total comprehensive earnings	—	—	—	—	—	—	—	7,886,570
Common stock options issued as compensation	—	—	35,417	—	—	—	—	35,417
Exercise of stock options and warrants	336,927	338	1,320,767	—	—	—	—	1,321,105
Common stock issued — Anapharm acquisition	167,375	167	3,255,276	—	—	—	—	3,255,443
Common stock issued — NDS acquisition	234,060	234	3,022,345	—	—	—	—	3,022,579
Repurchase of common stock	—	—	—	—	—	—	(2,176,484)	(2,176,484)
Tax benefit resulting from exercise of stock options	—	—	520,352	—	—	—	—	520,352
Repayment of note receivable — officer	—	—	—	—	62,500	—	—	62,500

Balances — December 31, 2002	7,408,682	$7,409	$58,068,002	$12,641,431	$—	$18,332	$(2,176,484)	$68,558,690

The accompanying notes are an integral part of these financial statements.

SFBC International, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2000, 2001 and 2002

	2000	2001	2002

Cash flows from operating activities:
Net earnings	$2,050,837	$3,819,468	$7,868,238
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	175,453	593,502	2,869,671
Provision for bad debt	7,511	48,439	387,236
Noncash compensation — reduction of note receivable	—	—	200,000
Common stock options issued as compensation	170,000	170,000	35,417
Issuance of common stock for services	—	37,499	—
Tax benefit resulting from exercise of stock options	—	330,594	520,352
Changes in assets and liabilities, net of acquisitions
Accounts receivable	(4,140,049)	(985,472)	(5,827,328)
Income tax receivable	—	—	(290,221)
Prepaid expenses and other current assets	(272,442)	51,532	(2,011,931)
Other assets	57,029	(397,714)	(42,168)
Accounts payable	228,749	88,906	1,415,242
Accrued liabilities	863,889	(122,856)	942,687
Accrued interest	(132,120)	—	—
Advance billings	418,655	(107,304)	2,236,828
Income taxes payable	372,000	600,348	(1,550,228)
Deferred income taxes	(171,000)	(481,283)	(1,545,755)

Total adjustments	(2,422,325)	(173,809)	(2,660,198

Net cash provided by operating activities	(371,488)	3,645,659	5,208,040

Cash flows from investing activities:
Cash consideration — acquisitions, net of cash acquired	(295,740)	(3,378,552)	(29,228,978)
Purchase of property and equipment	(369,528)	(3,002,338)	(5,104,469)
Purchase of long term investment — marketable securities	—	—	(2,413,522)
Loans to officers/stockholders	(9,241)	(1,000,000)	—
Repayment on loans to officers/stockholders	—	56,197	82,617
Cash balance of company acquired	79,429	—	—
Issuance of note receivable	(209,337)	—	—

Net cash used in investing activities	(804,417)	(7,324,693)	(36,664,352)

Cash flows from financing activities:
Principal payments on notes payable — purchase of assets	(456,479)	(43,521)	—
Principal payments on notes payable — stockholders	(190,828)	—	(62,093)
Principal payments on notes payable	—	(358,476)	(367,858)
Repurchase of common stock	—	(25,532)	(2,176,689)
Proceeds from the issuance/exercise of warrants and common stock	—	6,831,808	1,321,309
Net proceeds of notes payable — insurance	56,242	—	—
Payments on capital lease obligations	(19,409)	—	—
Net increase in notes payable — equipment	14,879	—	—
Net proceeds from initial public offering	8,270,818	—	—
Net proceeds from secondary public offering	—	29,590,291	—

Net cash (used in) provided by financing activities	7,675,223	35,994,570	(1,285,331)
Net (decrease) increase in cash and cash equivalents	6,499,318	32,315,536	(32,741,643)
Cash and cash equivalents at beginning of period	288,285	6,787,603	39,103,139

Cash and cash equivalents at end of period	$6,787,603	$39,103,139	$6,361,496

Supplemental disclosures:
Interest paid	$300,840	$27,112	$281,880
Income taxes paid	1,141,000	1,388,275	2,921,103

Supplemental disclosures of non-cash investing and finance activities:
Fair value of net assets assumed in connection with acquisition of businesses	154,260	1,735,041	14,943,000
Common stock issued in connection with acquisition of businesses	—	2,574,442	6,278,023
Professional fees accrued in connection with acquisition of businesses	125,913	—	73,360
Common stock options issued as compensation	170,000	170,000	35,417
Common stock issued for services	—	37,499	—
Issuance of common stock for note receivable	—	62,500	—
Note receivable relieved in connection with acquisition of business	—	209,337	—
Non cash compensation — reduction of note receivable	—	—	200,000
Note payable issued in connection with acquisition of business	150,000	—	—
Reductions of long-term debt in connection with the issuance of shares of common stock	25,003	—	—

The accompanying notes are an integral part of these financial statements.

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 2001 and 2002
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SFBC International, Inc. and Subsidiaries (the “Company”) is a contract research organization with locations in Miami, Florida, Charlotte, North Carolina, Fort Myers, Florida, Kennett Square and Philadelphia, Pennsylvania, and Quebec City, and Montreal, Canada. The Company provides clinical research, bioanalytical laboratory services and drug development services to pharmaceutical and biotechnology companies and manages clinical trials at multiple sites involving ophthalmology, dermatology and generic drug testing. Almost all of the Company’s clients are entities based throughout the United States and Canada. A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Future events and their effects cannot be determined with absolute certainty; therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to our financial statements. Management continually evaluates its estimates and assumptions, which are based on historical experience and other factors that are believed to be reasonable under the circumstances.

Management believes that the following may involve a higher degree of judgment or complexity:

Collectibility of accounts receivable

The Company’s allowance for doubtful accounts and allowance for changes in contracts are based on management’s estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management’s judgment with respect to current economic conditions and, in the opinion of management, is believed to be an amount sufficient to respond to normal business conditions. Management sets reserves for customers based upon historical collection experience, and sets specific reserves for customers whose accounts have aged significantly beyond this historical collection experience. Should business conditions deteriorate or any major client default on its obligations to the Company, this allowance may need to be significantly increased, which would have a negative impact upon the Company’s operations.

The allowance for changes in contracts is an estimate established through reductions to net revenue while the allowance for doubtful accounts is an estimate established through charges to selling, general and administrative expenses.

Revenue and cost recognition

Revenues from contracts are generally recognized as services are performed on the percentage-of-completion method of accounting with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Contracts may contain provisions for renegotiation in the event of cost overruns due to changes in the level of work scope. Renegotiated amounts are included in revenue when the work is performed and realization is assured. Provisions for losses to be incurred on contracts are recognized in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

Direct costs include all direct costs related to contract performance. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred. Changes in job performance and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Due to the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and the change could be material.

Included in accounts receivable are unbilled amounts, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

Income taxes

Significant management judgment is required in developing the Company’s provision for income taxes, including the determination of foreign tax liabilities, deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. The Company evaluates quarterly its ability to realize its deferred tax assets and adjusts the amount of its valuation allowance, if necessary. The Company operates within multiple taxing jurisdictions and is subject to audit in those jurisdictions. Because of the complex issues involved, any claims can require an extended period to resolve. In management’s opinion, adequate provisions for income taxes have been made.

Impairment of assets

The Company reviews long-lived assets and certain identifiable intangibles held and used for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In evaluating the fair value and future benefits of its intangible assets, management performs an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining amortization period. The Company recognizes an impairment loss if the carrying value of the asset exceeds the expected future cash flows.

In 2002, the Company began to perform an annual test for impairment of goodwill. This test is performed by comparing, at the reporting unit level, the carrying value of goodwill to its fair value. The Company assesses fair value based upon its best estimate of the present value of future cash flows that it expects to generate by the reporting unit. The test performed for 2002 did not identify any instances of impairment. However, changes in expectations as to the present value of the reporting unit’s future cash flows might impact subsequent year’s assessments of impairment.

OTHER ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of SFBC International, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents

The Company considers all highly liquid investments with a purchased maturity of three months or less to be cash equivalents. Cash balances at December 31, 2002 and 2001 include $1,183,249 and $0 respectively held in foreign banks by the Company’s Canadian subsidiary.

Investment in marketable securities

In 2002, the Company purchased certain debt securities. The Company classifies its investments in debt securities as available-for-sale in accordance with SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities.” Investments classified as available-for-sale are carried at fair value based on quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. The unrealized holding gain (loss) on available-for-sale securities is reported as a component of accumulated other comprehensive earnings, net of applicable deferred income taxes. As of December 31, 2001, the Company did not have any marketable securities. As of December 31, 2002 the unrealized gain on investments in marketable securities was insignificant.

Cost is determined on an average cost per share basis for determining realized gains and losses. In 2002, 2001 and 2000, there were no realized gains or losses.

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

Property and equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets. The range of useful lives is as follows:

Furniture and fixtures	7 years
Machinery and equipment	5-7 years
Leasehold improvements	Shorter of remaining life of asset or remaining term of the lease

Goodwill and intangible assets

Goodwill is stated at cost. Prior to January 1, 2002, goodwill was amortized on a straight-line basis over 10 years. Accumulated amortization of goodwill as of December 31, 2002 and 2001 is $181,000. Other intangible assets are stated at cost and are amortized on a straight-line basis over terms ranging from .75-5 years. The Company completes an assessment of impairment of intangible assets whenever factors, events or changes in circumstances indicate the carrying amount of the intangible assets to be held and used may not be recoverable. Assessment of impairment is based on the expected undiscounted cash flows of the assets. If an asset is determined to be impaired, an impairment loss is recognized to the extent the carrying amount of the impaired asset exceeds fair value.

In June 2001, the Financial Accounting Standards Board approved the issuance of SFAS 142, “Goodwill and Other Intangible Assets”, which establishes new accounting and reporting requirements for goodwill and other intangible assets. The new standard requires that all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives are no longer amortized, but are subject to an annual assessment for impairment by applying a fair value based test.

The Company applied the provisions of SFAS 142 beginning on January 1, 2002. The Company has completed a transitional fair value based impairment test on its goodwill as of January 1, 2002. This test was performed by an independent valuation firm and the test indicated that the fair value of the goodwill is equivalent to or greater than the recorded value as of January 1, 2002, therefore, no adjustment has been made to the carrying value of the goodwill in the Company’s financial statements.

As of December 31, 2002, the Company has total consolidated goodwill, net of accumulated amortization of $30,151,148, which includes $15,171,513 of goodwill related to the Anapharm acquisition on March 18, 2002 and $9,295,945 of goodwill related to the New Drug Services acquisition on September 6, 2002.

In connection with adopting SFAS 142, the Company also reassessed the useful lives and the classifications of its identifiable intangible assets and determined that they continue to be appropriate. The carrying amount of goodwill is as follows:

Goodwill, net of accumulated amortization at December 31, 2001	$4,483,690
Impairment adjustment	—
Addition resulting from acquisitions	24,467,458
Contingent consideration related to 2000 acquisition	1,200,000

Balance, net of accumulated amortization at December 31, 2002	$30,151,148

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

The components of the Company’s intangible assets subject to amortization are approximately as follows:

	December 31, 2001		December 31, 2002

			Weighted
	Gross		Average	Gross
	Carrying	Accumulated	Life	Carrying	Accumulated
	Amount	Amortization	(Years)	Amount	Amortization

Methodologies	$150,000	$(11,000)	3.50	$1,721,000	$(377,000)
Employment Agreement	590,000	(44,000)	5	590,000	(162,000)
Subject Database	—	—	4	900,000	(169,000)
Customer backlog	—	—	0.75	290,000	(130,000)

	$740,000	$(55,000)		$3,501,000	$(838,000)

Amortization expense for intangible assets during the year ended December 31, 2002 was approximately $783,000. The following table provides information regarding estimated amortization expense for each of the following years ended December 31:

2003	$987,000
2004	826,000
2005	725,000
2006	125,000

$2,663,000

As of December 31, 2002, all intangible assets were subject to amortization expense.

The following table adjusts earnings and earnings per share for the adoption of SFAS 142:

	Year ended December 31,

	2000	2001	2002

Reported net earnings	$2,050,837	$3,819,468	$7,868,238
Add: Goodwill amortization, net of tax	34,300	81,000	—

Adjusted net earnings	$2,085,137	$3,900,468	$7,868,238

Basic earnings per share:
Reported net earnings	$0.78	$0.94	$1.12
Add: Goodwill amortization, net of tax	0.02	0.02	—

Adjusted net earnings	$0.80	$0.96	$1.12

Diluted earnings per share:
Reported net earnings	$0.76	$0.81	$1.05
Add: Goodwill amortization, net of tax	0.01	0.01	—

Adjusted net earnings	$0.77	$0.82	$1.05

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and trade receivables. The Company, from time to time, maintains cash balances with financial institutions in amounts that exceed federally insured limits. The Company performs services and extends credit based on an evaluation of the customers’ financial condition without requiring collateral. Exposure to losses on receivables is expected to vary by client due to the financial condition of each client. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

Income taxes

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

Fair value of financial instruments

Financial instruments consist primarily of cash and cash equivalents, marketable securities, accounts receivable, notes receivable, accounts payable, and notes payable. At December 31, 2002 and 2001, the fair value of these instruments approximates the carrying amount of these items due to the short-term maturities of these instruments.

Net Earnings per share

The Company applies Statement of Financial Accounting Standards No. 128, “Earnings Per Share” which requires dual presentation of net earnings per share; Basic and Diluted. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period adjusted for the dilutive effect of common stock equivalents. Included in diluted shares are common stock equivalents relating to stock options with a dilutive effect of 443,708, 665,899 and 92,561 shares of common stock for the years ended December 2002, 2001 and 2000, respectively.

Common stock equivalents representing stock options to purchase 312,400 and 264,500 shares of the Company’s common stock with exercise prices ranging from $21.15 to $25.80 and $15.40 to $17.05, outstanding as of December 31, 2002 and 2001, respectively, were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the annual average market price of the Company’s common stock during this year and thus their inclusion would be anti-dilutive.

On July 17, 2002, the Company announced a common stock buyback plan of up to 750,000 shares. As of December 31, 2002, the Company had purchased 204,300 shares in various open market purchases at an average price of approximately $10.65 per share, or a total expenditure of $2,176,484. These shares are presented as common stock held in treasury at December 31, 2002 and were retired in February 2003. The Company has not made any additional treasury share purchases since December 31, 2002. The Company may continue to purchase its shares, or may discontinue the buyback at any time depending on the selling price of the Company’s common stock, the viability of potential acquisition targets, and the Company’s cash flows from operations and on hand cash balances.

Stock compensation

The Company accounts for stock options issued to non-employees, under Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation.” The Company’s issuance of employee stock options is accounted for using the intrinsic value method under APB 25.

Statement of Financial Accounting Standards No. 123 “Accounting for Stock-based Compensation,” (“SFAS No. 123”) requires the Company to provide pro forma information regarding net earnings and earnings per common share as if compensation cost for the Company’s stock options had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The fair value of the options granted in 2002, 2001 and 2000 were estimated by using the Black-Scholes pricing model with

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002
the following assumptions: (i) expected life of the options of 5 years, (ii) expected volatility in the market price of the Company’s common stock of 75% for 2002, 60% for 2001 and 60% for 2000, (iii) no expected dividends, and (iv) a risk free interest rate of 3% in 2002, 5% in 2001 and 6.0% in 2000.

Under the accounting provisions of SFAS No. 123, the Company’s net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 2002 would have been approximately $5,719,000, $0.81 and $0.76, respectively.

Under the accounting provisions of SFAS No. 123, the Company’s net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 2001 would have been approximately $2,826,000, $0.69 and $0.60, respectively.

Under the accounting provisions of SFAS No. 123, the Company’s net earnings, basic earnings per share and diluted earnings per share for the year ended December 31, 2000 would have been approximately $1,969,000, $0.75 and $0.73, respectively.

Segment reporting

The Company has considered its operations and has determined that it operates in a single operating segment for purposes of presenting financial information and evaluating performance. As such, the accompanying financial statements present information in a format that is consistent with the financial information used by management for internal use.

Advertising expenses

Advertising costs are expensed as incurred and are included in selling, general, and administrative expenses. Total advertising costs in 2002, 2001 and 2000 were insignificant.

Comprehensive earnings

Comprehensive earnings is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, including foreign currency translation adjustments and unrealized gains and losses on derivatives designated as cash flow hedges. The Company presents accumulated other comprehensive earnings net of taxes in its consolidated statement of changes in stockholders’ equity.

Foreign currency translation

For subsidiaries where the local currency is the functional currency, assets and liabilities are translated into United States dollars at the exchange rate in effect at the end of the year. Revenues and expenses of these subsidiaries are translated at the average exchange rate during the year. The aggregate effect of translating the financial statements of these foreign subsidiaries is included in a separate component of stockholders’ equity entitled “Accumulated Other Comprehensive Earnings.” In 2002, 2001 and 2000, the Company had losses from foreign currency transactions of $123,264, $0 and $0, respectively.

Volume rebates

The Company accrues for volume rebates offered to clients at the time of sale and the provisions are periodically adjusted to reflect actual experiences. Volume rebates are presented on the statement of earnings as a reduction in revenue.

New accounting pronouncements

In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities. (“SFAS 146”). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS 146 is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002
adoption encouraged. The Company does not believe the adoption of this standard will have a material impact on the financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, (“SFAS 148”) an amendment of FASB Statement No. 123. SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and to require prominent disclosures about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosures about those effects in interim financial information. The Company currently accounts for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and provides the disclosures required by SFAS No. 123. The Company currently intends to continue to account for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and adopted the additional disclosure provisions of SFAS 148 in December 2002.

In November 2002, the FASB issued Interpretation 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. For a guarantee subject to FASB Interpretation 45, a guarantor is required to:

-	measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

-	provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

The disclosure requirements of this Interpretation are effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on the Company’s financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, which should not have a material effect on the Company’s financial statements.

NOTE B — MAJOR CUSTOMERS

No customer represented more than 10% of consolidated net revenue in 2002 or 2000. In 2001, there was one customer that represented 17% of consolidated net revenue.

There were no individual accounts receivable balances in excess of 10% of consolidated accounts receivable at December 31, 2002. The following table reflects information relating to two clients which accounted for more than 10% of total accounts receivable at December 31, 2001.

	2001	% of Accounts
	Amount	Receivable, net

Customer A	$1,320,037	13%
Customer B	1,181,537	11

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

NOTE C — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31, 2002 and 2001:

	2001	2002

Accounts receivable — billed	$8,438,678	$12,695,343
Accounts receivable — unbilled	2,403,678	9,802,354
Less allowance for changes in contracts	(128,138)	(154,024)
Less allowance for doubtful accounts	(260,489)	(589,895)

	$10,453,729	$21,753,778

The activity in the allowance for changes in contracts and allowance for doubtful accounts during the years ended December 31, 2002 and 2001 was as follows:

	Allowance for	Allowance for
	changes in	doubtful
	contracts	accounts

Balance — January 1, 2000	$140,000	$57,838
Acquisitions	—	61,201
2000 provision	78,603	7,511
2000 reductions	—	—
Balance — December 31, 2000	$218,603	$126,550
Acquisitions	—	85,500
2001 provision	35,397	48,439
2001 reductions	(125,862)	—

Balance — December 31, 2001	128,138	260,489
Acquisitions	—	147,373
2002 provision	25,886	387,236
2002 reductions	—	(205,203)

Balance — December 31, 2002	$154,024	$589,895

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be billed and collected within one year. Advance billings at December 31, 2002 and 2001 amounted to $3,802,754 and $1,483,216, respectively.

NOTE D — LOANS RECEIVABLE FROM OFFICERS/STOCKHOLDERS

In March 2003, the Company’s Chairman prepaid a loan and accrued interest amounting to $94,918 originally incurred in 1998. This loan is included in Loans receivable from officers/stockholders on the Consolidated Balance Sheet as of December 31, 2002. The balance on this loan as of December 31, 2001 was $108,509, which was reflected as a current asset in the Consolidated Balance Sheet.

In connection with the acquisition of KeyStone Analytical Laboratories, Inc. (KAL) (See Note K, the Company entered into a five-year employment agreement with the former president of KAL. The agreement provides for, among other things, a loan of $1,000,000 repayable in equal installments of $200,000 plus interest of 4.45% per annum on each August 20 commencing in 2002, which is secured by a portion of the common stock issued to him. Provided that the employee serves on a full-time basis, as defined, the Company will annually forgive $200,000 of the outstanding principal balance and accrued interest until the note is fully satisfied. In that regard, the Company is amortizing the note and accrued interest receivable to salaries expense over a five-year period. Since the former president of KAL was employed on August 20, 2002 (and continues to be employed) the first $200,000 of the note along with the accrued interest on the first $200,000 was forgiven in August 2002. Accordingly, $200,000 of this loan balance is reflected as a current asset as of December 31, 2002. The remaining current portion of loans receivable

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002
from stockholders as of December 31, 2002, represents a loan totaling $33,905. This loan, which bears interest at an interest rate of 9%, is supported by a promissory note and is due and payable in full on September 1, 2003.

During 2001, one of the Company’s executive officers exercised employee stock options. In lieu of paying cash of $62,500, the employee issued the Company a demand promissory note for $62,500, which was non-interest bearing and due on demand. The $62,500 note receivable is classified as a component of stockholders’ equity in the December 31, 2001 balance sheet. This $62,500 was repaid in full on May 10, 2002.

Interest income from related parties in 2002 and 2001 was $23,769 and $7,949 respectively.

NOTE E — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002 and 2001:

	2001	2002

Furniture and fixtures	$306,911	$1,383,720
Leasehold improvements	875,888	4,850,827
Machinery and equipment	3,560,400	13,279,318

	4,743,199	19,513,865
Less accumulated depreciation	814,615	2,901,286

	$3,928,584	$16,612,579

Depreciation of property and equipment for the years ended December 31, 2002, 2001 and 2000 amounted to $2,086,274, $438,264 and $121,009, respectively. Of these amounts, $1,247,573 and $312,237 of depreciation is reflected as a component of direct costs in the statements of earnings and the remaining depreciation is reflected in selling, general, and administrative expenses in the statements of earnings for 2002 and 2001.

NOTE F — ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31, 2002 and 2001:

	2001	2002

Contingent consideration	$—	$1,200,000
Salaries and benefits	543,405	861,213
Professional fees	102,609	175,870
Deferred rent	45,406	158,717
Other	627,310	645,287

	$1,318,730	$3,041,087

NOTE G — DEBT AND CAPITAL LEASES

Credit facility

On September 16, 2002, the Company entered into a $10 million Revolving Credit and Security Agreement with Wachovia Bank National Association. The interest rate on this Credit Facility is LIBOR based and variable. As of December 31, 2002, our average interest rate on the entire Credit Facility was 3.5%. This Credit Facility enables the Company to borrow for general working capital purposes and for the purpose of financing acquisitions of companies in related industries. This Credit Facility is secured by substantially all of the Company’s assets. As of December 31, 2002, the Company has not borrowed on this credit facility. Under the credit facility arrangement, the Company must comply with certain restric-

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002
tive covenants requiring the Company to maintain certain leverage and debt service coverage ratios, as well as minimum liquidity.

Capital leases obligations and notes payable

Capital Lease Obligations and Notes Payable consisted of the following at December 31, 2002 and 2001:

	2001	2002

Capital lease obligations	$—	$4,148,187
Notes payable — other	8,738	—

	8,738	4,148,187
Less current portion	7,490	1,361,231

Long-term portion	$1,248	$2,786,956

The Company leases a substantial portion of its scientific equipment under capital lease arrangements from the Royal Bank of Canada. As of December 31, 2002, the Company had 17 leases varying in length between 30 and 54 months at a current average combined lease rate of approximately 7.9%. The latest maturity date on the final lease is December 2007.

	December 31,

	2001	2002

Equipment	$—0—	$7,351,561
Less: Accumulated Depreciation	—0—	(2,766,227)

	$—0—	$4,585,334

The following is a schedule of future minimum lease payments under capital lease obligations as of December 31, 2002:

Amount

2003	$1,762,149
2004	1,304,288
2005	757,283
2006	480,818
2007	317,616

Total minimum lease payments	4,622,154
Less: Amount representing interest	(473,967)

Present value of minimum lease payments	4,148,187

Less: Current portion	(1,361,231)

Long-term obligation under capital leases	$2,786,956

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

NOTE H — COMMITMENTS

Leases

The Company leases its office facilities and certain equipment under non-cancelable operating leases. The approximate future minimum annual combined lease payments for both equipment and facilities leases for years subsequent to December 31, 2002 are as follows:

2003	$3,195,385
2004	3,001,845
2005	2,155,410
2006	1,571,691
2007	1,096,513
Thereafter	4,852,186

$15,873,030

Total rent expense for the years ended December 31, 2002, 2001 and 2000 was approximately $2,067,000, $923,000 and $568,000, respectively.

Employment agreements

The Company has entered into employment agreements with several of its executive officers for periods ranging from one to five years. The agreements provide the employees with an annual salary, bonus, and the grant of stock options. Additionally, the agreements also provide the employees with an option to terminate their agreement and receive lump sum payments, as defined in the respective agreements, if there is a change in control of the Company. Change of control is defined in the employment agreements.

NOTE I — INCOME TAXES

Income taxes for the years ended December 31, 2002 and 2001 consisted of the following:

	2000	2001	2002

Current:
Federal	$1,367,000	$2,449,466	$2,740,000
Foreign	—	—	—
State	146,000	307,931	315,125
Deferred	(171,000)	(481,283)	(613,560)

	$1,342,000	$2,276,114	$2,441,565

The components of the net deferred income tax assets (liabilities) at December 31, 2002 and 2001 are as follows:

Deferred tax liability — current

	2001	2002

Accounts receivable	$183,095	$183,856
Accrued expenses	70,899	34,762

Total current assets	253,994	218,618
Net temporary differences due to conversion to accrual basis from cash basis	(476,707)	(303,926)
Net current liability	$(222,713)	$(85,308)

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

Deferred tax liability — long term

	2001	2002

Research and Development Tax Credits Carryforward	$—	$4,824,247
Common Stock options issued as compensation	161,794	—
Deferred rent	17,806	59,286

Total noncurrent assets	179,600	4,883,533
Net temporary differences due to conversion to accrual basis from cash basis	(303,926)	(172,781)
Depreciation and amortization	(109,276)	(2,614,782)
Deferred tax liability, research and development credits	—	(1,812,305)

Total noncurrent liabilities	(413,202)	(4,599,868)

Net noncurrent asset (liability)	$(233,602)	$283,665

The major elements contributing to the difference between income taxes and the amount computed by applying the federal statutory tax rate of 34% to earnings before income taxes for the years ended December 31, 2002, 2001 and 2000 are approximately as follows:

	2000	2001	2002

Income taxes statutory rate	$1,154,000	$2,072,000	$3,505,000
State income taxes	122,000	221,000	365,000
Permanent differences and other	66,000	(17,000)	105,000
Research and development Tax Credits	—	—	(1,533,000)

	$1,342,000	$2,276,000	$2,442,000

The tax benefits resulting from disqualifying dispositions of shares of common stock acquired pursuant to incentive stock options and the exercise of non-qualified stock options have been recorded as additions to paid-in capital in the amounts of $520,352, $330,594 and $0 in 2002, 2001 and 2000, respectively.

At December 31, 2002, the Company had foreign tax credit carryforwards from the government of Canada for incurring research and development expenses of approximately $4,824,200. The tax credits expire as follows: 2010 — $129,400, 2011 — $2,410,400, and 2012 — $2,284,400. The Company has not established a valuation allowance against the tax credits carryforward as the Company believes that it is more likely than not that the benefits will be realized prior to expiration.

NOTE J — EQUITY

Initial Public Offering

In October 2000, the Company completed an initial public offering of 1,250,000 shares of common stock at $8.00 per share and warrants to purchase 625,000 shares of common stock at $0.25 per warrant. The warrants are exercisable at $9.60 per share, expire five years from the date of the offering and are redeemable by the Company under certain conditions, as defined.

Secondary public offering

In December 2001, the Company completed a secondary public offering of 2,000,000 shares of common stock at $16.25 per share. As part of the offering, certain executive officers of the Company also sold 350,000 shares of their common stock. Total proceeds received by the Company, net of offering expenses (which includes $341,250 of commissions paid on behalf of the executive officers), were $29,590,291.

Stock based compensation

In June 1999, the Company established a Stock Option Plan (the “Plan”) which provides for the Company to issue incentive stock options and non-qualified stock options to employees, directors and outside consultants of the Company. The total number of shares of the Company’s common stock

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002
originally reserved under the Plan was 700,000, however, in 2001, the number of shares of common stock reserved under the Plan was increased to 1,200,000. In June 2002, the Company’s Stockholders approved and ratified an additional increase of 500,000 shares of common stock under the Plan, bringing the total number of shares reserved under the Plan to 1,700,000. The issuance and form of the options shall be at the discretion of the Company’s board of directors, except that the exercise price may not be less than the fair market value at the time of grant. Generally, the options vest over a three year period and expire in ten years or three months after separation of service, whichever occurs earlier.

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) in accounting for its employee stock options. Under APB 25, because the exercise price of a certain employee’s stock options issued prior to the establishment of the Plan was less than the market price of the underlying stock on the date of grant, compensation expense of $35,417, $170,000 and $170,000 was recognized in both 2002, 2001 and 2000, respectively.

A summary of the Company’s stock option activity, and related information for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2000		2001		2002

	Number of	Weighted-Average	Number of	Weighted-Average	Number of	Weighted-Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price

Outstanding at beginning of year	514,500	$ 4.70	605,000	$ 4.88	1,064,334	$10.29
Granted	125,000	6.00	544,500	15.02	649,400	16.38
Exercised	—	—	(74,166)	1.50	(306,335)	5.87
Forfeited	(34,500)	(6.00)	(11,000)	6.00	(135,383)	6.60

Outstanding at end of year	605,000	4.88	1,064,334	10.29	1,272,016	13.34
Exercisable at end of year	277,489	4.79	659,495	9.03	746,381	11.91

Stock based compensation

The weighted-average fair value of options granted during 2002, 2001 and 2000, was $10.23 per option, $8.69 per option and $1.88 per option, respectively.

The following information applies to options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable

		Weighted-Average
		Remaining	Weighted-Average		Weighted-Average
Range of Exercise Prices	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$ 4.56 — $ 6.60	308,366	4.56	$ 6.30	280,531	$ 6.32
$ 7.50 — $10.55	365,917	8.86	9.37	161,218	8.63
$12.00 — $17.15	285,333	7.92	15.86	172,166	15.27
$19.15 — $25.80	312,400	9.06	22.65	132,466	23.34

	1,272,016			746,381

As part of the Company’s initial public offering in October 2000, the Company issued to its underwriter warrants to purchase 62,500 shares of the Company’s common stock at $15.76 per share. The warrants expire in October 2005.

In 2002, certain officers of the Company surrendered options to purchase 50,000 shares of the Company’s common stock at an exercise price of $25.30 per share.

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

Stock buyback program

On July 17, 2002, the Company announced a common stock buyback plan of up to 750,000 shares. This stock buyback program superceded the Company’s previous buyback plan of up to 500,000 shares approved in 2001. (For the ended year December 31, 2001 and through 2002 until the enactment of the new buyback plan only 2,000 shares were repurchased).

As of December 31, 2002, the Company had purchased 204,300 shares in various open market purchases at an average price of approximately $10.65 per share, or a total expenditure of $2,176,484. These shares are presented as common stock held in treasury at December 31, 2002 and were retired in February 2003. The Company has not made any additional treasury share purchases since December 31, 2002. The Company may continue to purchase its shares, or may discontinue the buyback at any time depending on the selling price of the Company’s common stock, the viability of potential acquisition targets, and the Company’s cash flows from operations and on hand cash balances.

NOTE K — BUSINESS COMBINATIONS

Anapharm, Inc.

On March 18, 2002, the Company acquired 100% of the capital stock of Anapharm, Inc. (Anapharm), which was the largest privately held Canadian provider of drug development services. The acquisition was strategically important as it enabled the Company to strengthen its capabilities to provide Phase I clinical trials and bioanalytical laboratory services.

The Company acquired 100% of the issued and outstanding stock of Anapharm for approximately $30.9 million which represents $26.8 million in cash, the issuance of 167,375 shares of common stock, which were valued at $3.3 million dollars based on the market value of the Company’s common stock and other transaction related costs. Anapharm executives, who were also Anapharm stockholders, received all of the issued common stock. Additionally, key Anapharm employees received stock options to purchase 110,000 shares of SFBC common stock exercisable at $23.97 per share. The acquisition was accounted for as a purchase in accordance with SFAS 141 and accordingly, the purchase price was allocated based on the estimated fair market values of the assets and liabilities acquired. Goodwill of approximately $15.2 million is attributable to the general reputation of the business and the collective experience of the management and employees. The results of operations of Anapharm from March 18, 2002 through December 31, 2002 are included in the accompanying statement of earnings for the year ended December 31, 2002. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$10,357,000
Property, plant, and equipment	9,468,000
Other assets	1,065,000
Deferred income taxes	681,000
Intangible assets	2,470,000
Goodwill	15,172,000

Total assets acquired	39,213,000

Current liabilities	(5,051,000)
Capital lease obligations	(3,234,000)

Total liabilities assumed	(8,285,000)

Net assets acquired	$30,928,000

Of the $2,470,000 of acquired intangible assets, $1,570,000 was assigned to methodologies and $900,000 was assigned to the subject database. Both of these intangible assets are subject to amortization. The methodologies have been assigned a useful life of 3.5 years and the subject database has been assigned a useful life of 4 years.

The goodwill of $15.2 million is not deductible for tax purposes.

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

New Drug Services, Inc.

On September 6, 2002, the Company acquired New Drug Services, Inc. (“NDS”), located in Kennett Square, Pennsylvania. NDS provides early clinical drug development, biostatistical, data management and FDA regulatory and new drug submission services to the pharmaceutical and biotechnology industries. The acquisition was strategically important as it enabled the Company to increase market share in the early clinical drug development market and expects to reduce costs through economies of scale. The Company purchased substantially all of the assets and assumed all of the operating liabilities of NDS.

The purchase price of $11.2 million consisted of $8 million in cash paid at the closing, the issuance of 234,060 shares of the Company’s common stock valued at $3 million based on the market value of the common stock and $205,000 of transaction related costs. The shares of stock were originally placed in escrow and the release of these shares from escrow was contingent upon the combined achievement by NDS (pre-acquisition) and NDS (post-acquisition) of certain conditions based upon earnings before the deduction of interest, taxes, depreciation and amortization for 2002. As of December 31, 2002, NDS met these conditions and accordingly, the shares were released from escrow. Additionally, under the terms of the asset purchase agreement, NDS will have the opportunity to achieve additional earn-out payments aggregating up to $8 million contingent on NDS meeting annual pre-tax income targets over the next three, 12-month periods beginning on October 1, 2002. Of this $8 million potential earn-out, $6 million is to be paid in cash and the remaining $2 million will be paid through the issuance of the Company’s common stock. Any future contingent consideration will be accounted for as additional goodwill.

The acquisition was accounted for as a purchase in accordance with SFAS 141 and accordingly, the purchase price was allocated based on the estimated fair market values of the assets and liabilities acquired. Goodwill of approximately $9.3 million is attributable to the general reputation of the business and the collective experience of the management and employees. The results of operations of NDS from September 6, 2002 through December 31, 2002 are included in the accompanying statement of earnings for the year ended December 31, 2002.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$3,107,000
Property, plant, and equipment	209,000
Other assets	45,000
Intangible assets	290,000
Goodwill	9,296,000

Total assets acquired	12,947,000

Current liabilities	(1,704,000)

Total liabilities assumed	(1,704,000)

Net assets acquired	$11,243,000

The $290,000 of acquired intangible assets represents customer contracts which is subject to amortization using a useful life of nine months.

The goodwill of $9.3 million is deductible for tax purposes.

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002

Unaudited pro forma results

Unaudited pro forma results of operations after giving effect to certain adjustments resulting from the 2002 acquisitions were as follows for the years ended December 31, 2002 and 2001 as if the business combinations had occurred at the beginning of each period presented.

	2001	2002

	(unaudited)
Net revenue	$63,601,027	$73,929,634
Net earnings	6,151,894	8,879,718
Earnings per share — basic	$0.94	$1.26
Earnings per share — diluted	$0.85	$1.19

The pro forma data is provided for information purposes only and does not purport to be indicative of results which actually would have been obtained if the combinations had been effected at the beginning of each period presented, or of those results which may be obtained in the future.

KeyStone Analytical Laboratories

On August 20, 2001, the Company acquired KeyStone Analytical Laboratories, Inc. (KAL), located in Philadelphia, Pennsylvania. KAL provides complete bioanalytical laboratory services for the testing and analysis of pharmaceutical products. The acquisition was strategically important as it enabled the Company to enter the analytical services market. KAL’s stockholders received approximately $2,906,000 in cash and 178,035 shares of the Company’s common stock, valued at $2,575,000.

In connection with this acquisition, the Company entered into a five-year employment agreement with the former president of KAL. The agreement provides for, among other things, a loan of $1,000,000 repayable in equal installments of $200,000 plus interest on each August 20 commencing in 2002, which is secured by a portion of the common stock issued to the employee. Provided that the employee serves on a full-time basis, as defined, the Company will annually forgive $200,000 of the outstanding principal balance and accrued interest until the note is fully satisfied. In that regard, the Company is amortizing the note and accrued interest receivable to salaries expense over a five-year period.

The acquisition was accounted for as a purchase in accordance with SFAS 141 and accordingly, the purchase price was allocated based on the estimated fair market values of the assets and liabilities obtained. Goodwill of approximately $3,312,000 is attributable to the general reputation of the business in the communities it serves and the collective experience of the management and other employees.

ClinSites/LeeCoast Research Center

In early 2001, the Company purchased substantially all the assets and certain liabilities of ClinSites/LeeCoast Research Center, Inc. The purchase price was $600,000, less the amount by which the operating liabilities exceeded the operating assets.

The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair market values. Goodwill of approximately $627,000 is attributable to the general reputation of the business in the communities it serves and the collective experience of the management and other employees.

Pharmaceutical Development Associates

On March 15, 2000, the Company acquired substantially all the assets and certain liabilities of Pharmaceutical Development Associates, Inc. (PDA), a clinical research organization located in North Carolina (now operating as SFBC Charlotte). The aggregate purchase price was $600,000 with possible contingent consideration of up to $1,200,000 based on the adjusted net income of the acquired entity, as defined, and additional possible contingent consideration based on a percentage of revenue from a specific customer. The acquisition was accounted for as a purchase and accordingly, the purchase price was

SFBC International, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2000, 2001 and 2002
allocated to the net assets acquired based on their estimated fair market values. Goodwill of approximately $726,000 is attributable to the general reputation of the business in the communities it serves and the collective experience of the management and other employees, and was recorded as follows:

Cash consideration paid to the seller	$296,000
Note payable issued to the seller	150,000
Acquisition costs	126,000

Total consideration	572,000
Fair value of assets acquired	(1,049,000)
Fair value of liabilities assumed	1,203,000

Excess of cost over fair value of net assets acquired, Goodwill	$726,000

As of December 31, 2002, the acquired entity met the adjusted net income requirement, and accordingly, the Company accrued for the additional $1,200,000 of contingent consideration, which resulted in an increase of goodwill of $1,200,000. The Company has the option to pay this amount in stock or cash.

NOTE L — GEOGRAPHIC INFORMATION

The Company’s international operations are conducted primarily in Canada. The following table sets forth the composition of the Company’s revenues by country for the years ended December 31, 2002, 2001 and 2000 as well as the location of the Company’s property and equipment as of December 31, 2002 and 2001:

	2000	2001	2002

United States	$19,694,428	$31,470,528	$39,947,937
Canada	—	—	24,992,713

	19,694,428	31,470,528	64,940,650
Eliminations	—	—	(200,603)

Consolidated net revenue	$19,694,428	$31,470,528	$64,740,047

Property and equipment, net
United States	$—	$3,928,584	$5,428,089
Canada	—	—	11,184,490

	$—	$3,928,584	$16,612,579

Intercompany sales are billed at negotiated prices established by the Company. All United States revenues are derived from sales to unaffiliated customers. Geographic area of sales is based primarily on the location from where the client is located.

NOTE M — SUBSEQUENT EVENT

On March 26, 2003, the Company acquired all of the common stock of SynFine Research, Inc., an Ontario corporation that provides synthesized research compounds used by bioanalytical laboratories. The total purchase price of the acquisition was $1.4 million, which was paid in cash. Due to the insignificance of this acquisition, further disclosure under SFAS 141 is not considered necessary.

SFBC International, Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2003

June 30,
2003

(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$3,975,133
Investment in marketable securities	1,330,735
Accounts receivable, net	26,780,989
Income tax receivable	150,489
Loans receivable from officers/stockholders	236,152
Prepaids and other current assets	4,956,399

Total current assets	37,429,897
Loans receivable from officers	600,000
Property and equipment, net	18,671,171
Goodwill, net	30,151,148
Other intangibles, net	2,090,692
Deferred income taxes	1,198,199
Other assets, net	212,777

Total assets	$90,353,884

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,649,262
Accrued liabilities	1,768,415
Advance billings	3,027,984
Income taxes payable	—
Deferred income taxes	85,308
Line of credit	1,800,000
Notes payable, current portion	1,619,825

Total current liabilities	13,950,794
Notes payable	2,713,191
Stockholders’ equity:
Preferred stock, $0.10 par value, 5,000,000 shares authorized, none issued	—
Common stock, $0.001 par value, 20,000,000 shares authorized, 7,240,044 shares issued and outstanding as of June 30, 2003	7,240
Additional paid-in capital	56,070,187
Retained earnings	16,608,781
Accumulated other comprehensive earnings	1,003,691
Common stock held in treasury, at cost — 0 shares at June 30, 2003	—

Total stockholders’ equity	73,689,899

Total liabilities and stockholders’ equity	$90,353,884

The accompanying notes are an integral part of these financial statements.

SFBC International, Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

For the Six Months Ended June 30, 2002 and 2003

	Six months ended
	June 30,

	2002	2003

Net revenue	$24,303,419	$41,153,589
Costs and expenses:
Direct costs	13,315,774	23,257,575
Selling, general and administrative expenses	7,597,955	13,047,278

Total costs and expenses	20,913,729	36,304,853
Earnings from operations	3,389,690	4,848,736
Other income (expense):
Interest income	297,296	89,686
Interest expense	(115,554)	(177,021)

Total other income (expense)	181,742	(87,335)

Earnings before taxes	3,571,432	4,761,401
Income tax expense	886,589	794,051

Net earnings	$2,684,843	$3,967,350

Earnings per share:
Basic	$0.39	$0.55
Diluted	$0.36	$0.52
Shares used in computing earnings per share:
Basic	6,890,302	7,223,819
Diluted	7,404,560	7,575,035

The accompanying notes are an integral part of these statements.

SFBC International, Inc. and Subsidiaries

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2002 and 2003

	2002	2003

Cash flows from operating activities:
Net earnings	$2,684,845	$3,967,350
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Depreciation and amortization	1,024,607	2,159,800
Provision for bad debt	—	(140,000)
Common stock options issued as compensation	35,417	—
Changes in assets and liabilities
Accounts receivable	(1,069,896)	(3,870,559)
Income tax receivable	(746,125)	139,732
Prepaid expenses and other current assets	(695,343)	(207,933)
Other assets	(163,241)	99,670
Accounts payable	(46,223)	(1,269,979)
Accrued liabilities	(55,826)	929,658
Advance billings	(718,114)	(945,395)
Income taxes payable	(1,046,420)	—
Deferred income taxes	(906,571)	(617,252)

Total adjustments	(4,387,735)	(3,722,258)

Net cash provided by (used in) operating activities	(1,702,890)	245,092

Cash flows from investing activities:
Cash consideration — acquisitions, net of cash acquired	(22,047,577)	(2,772,703)
Purchase of property and equipment	(1,229,971)	(2,155,449)
Purchase of/change in long term investment — marketable securities	—	465,321
Loans to officers/stockholders	131,321	107,248

Net cash used in investing activities	(23,146,227)	(4,355,583)

Cash flows from financing activities:
Borrowings against bank line of credit	—	1,800,000
Principal payments on notes payable	(62,093)	(464,551)
Proceeds from the issuance/exercise of warrants and common stock	1,504,004	178,500

Net cash provided by financing activities	1,441,911	1,513,949

Net effect of exchange rate changes on cash	—	210,179

Net decrease in cash and cash equivalents	(23,407,206)	(2,386,363)
Cash and cash equivalents at beginning of period	39,103,139	6,361,496

Cash and cash equivalents at end of period	$15,695,933	$3,975,133

Supplemental disclosures:
Interest paid	$115,554	$177,021
Income taxes paid	2,844,897	883,855
Supplemental disclosures of non-cash investing and finance activities:
Fair value of net assets (liabilities) assumed in connection with acquisition of business	12,104,260	1,573,430
Common stock issued in connection with acquisition of business	3,255,443	—
Professional fees accrued in connection with acquisition of business	658,362	—
Common stock options issued as compensation	35,417	—

The accompanying notes are an integral part of these statements.

SFBC International, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION

Principles of consolidation and organization

The consolidated financial statements include the accounts of SFBC International, Inc. (the “Company”) and its wholly owned United States subsidiaries, South Florida Kinetics, Inc. (“SFBC Miami”), SFBC New Drug Services, Inc., (which includes the operations of SFBC Charlotte, Inc. effective April 1, 2003) SFBC Ft. Myers, Inc., SFBC Analytical Laboratories, Inc.; and Canadian subsidiaries SFBC Canada, Inc., Anapharm Inc. and SynFine Research, Inc. All financial information presented in this report relating to Canadian subsidiaries has been converted to United States dollars.

During the three and six month periods ended June 30, 2003, Anapharm owned a 49% interest in Danapharm Clinical Research (Danapharm) located in London, Ontario Canada. For these periods Danapharm’s results, which were not material, were reported on the equity method of accounting. On July 7, 2003, Anapharm purchased the remaining 51% interest of Danapharm (see Note 3 to the Condensed Consolidated Financial Statements).

On August 1, 2003, the Company acquired Clinical Pharmacology Associates (“CPA”) and merged it into its South Florida Kinetics subsidiary (see Note 3 to the Condensed Consolidated Financial Statements).

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q for quarterly reports under section 13 of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been made. Operating results for the three and six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the remaining quarters and for the year ending December 31, 2003.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the Company’s Annual Report Form 10-KSB for the year ended December 31, 2002, and should be read in conjunction with the consolidated financial statements and notes which appear in that Report. These statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period. Future events and their effects cannot be determined with absolute certainty; therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to our financial statements. Management continually evaluates its estimates and assumptions, which are based on historical experience and other factors that are believed to be reasonable under the circumstances. These estimates and the Company’s actual results are subject to the risk factors listed in “Forward Looking Statements.”

Net earnings per share

The Company applies Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (FAS 128) which requires dual presentation of net earnings per share: Basic and Diluted. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period adjusted for incremental shares attributed to outstanding options and

SFBC International, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warrants to purchase approximately 800,200 and 777,051 shares of common stock for the three and six month periods ended June 30, 2003, and 824,013 and 950,485 shares for the three and six month period ended June 30, 2002, respectively; less the assumed repurchase of shares in accordance with the treasury stock method of approximately 460,709 and 425,835 shares for the three and six month periods ended June 30, 2003, and 444,065 ad 436,227 shares for the three and six month period ended June 30, 2002, respectively.

On July 17, 2002, we announced a common stock buyback plan of up to 750,000 shares. As of December 31, 2002, we had purchased 204,300 shares in various open market purchases at an average price of approximately $10.65 per share, or a total expenditure of approximately $2,176,484. These shares are presented as common stock held in treasury at December 31, 2002 and were retired in February 2003. We have not made any additional treasury share purchases since December 31, 2002. We may continue to purchase our shares, or may discontinue the buyback at any time depending on the selling price of our common stock, the viability of potential acquisition targets, and our cash flows from operations and on hand cash balances.

Stock based compensation

At June 30, 2003, the Company had one stock based compensation plan and had entered into a limited number of stock option agreements, which have been disclosed in the Company’s annual report on Form 10-KSB for the year ended December 31, 2002 and its proxy statement for the 2003 annual meeting filed with the Securities and Exchange Commission. The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, compensation cost for stock options issued is measured as the excess, if any, of the fair value of the Company’s common stock at the date of grant over the exercise price of the options. The Company’s net earnings and earnings per share would have been changed to the pro forma amounts indicated below had compensation cost for the stock option plans and non-qualified options issued to employees been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123.

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2003	2002	2003

Net earnings:
As reported	$1,355,038	$2,024,067	$2,684,843	$3,967,350
Pro forma	817,729	1,486,758	1,610,224	2,892,731
Basic earnings per share:
As reported	$0.19	$0.28	$0.39	$0.55
Pro forma	$0.12	$0.21	$0.23	$0.40
Diluted earnings per share:
As reported	$0.18	$0.27	$0.36	$0.52
Pro forma	$0.11	$0.20	$0.22	$0.38

The above pro forma disclosures may not be representative of the effects on reported net earnings for future years as options vest over several years and the Company may continue to grant options to employees. In accordance with the requirements of SFAS 123, the fair value of each option grant was estimated on the date of grant using a binomial option-pricing model with the following weighted-average assumptions used for grants in 2003 and 2002, respectively: no dividend yield for all years; expected volatility of 75% for 2003 and 2002; risk-free interest rates of 3% in 2003 and 2002; and expected holding periods of 5 years in 2003 and 2002.

New accounting pronouncements

In June 2002, the FASB issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). SFAS 146 applies to costs associated with an exit activity (including restructuring) or with a disposal of long-lived assets. Those activities can include eliminating or reducing product lines, terminating employees and contracts and relocating plant facilities or personnel. SFAS 146

SFBC International, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

is effective prospectively for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. The Company does not believe the adoption of this standard will have a material impact on the financial statements.

In December 2002, the FASB issued Statement No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (“SFAS 148”). SFAS 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and to require prominent disclosures about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. SFAS 148 also amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosures about those effects in interim financial information. The Company currently accounts for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and provides the disclosures required by SFAS No. 123. The Company currently intends to continue to account for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and adopted the additional disclosure provisions of SFAS 148 in December 2002.

In November 2002, the FASB issued Interpretation 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. For a guarantee subject to FASB Interpretation 45, a guarantor is required to:

-	measure and recognize the fair value of the guarantee at inception (for many guarantees, fair value will be determined using a present value method); and

-	provide new disclosures regarding the nature of any guarantees, the maximum potential amount of future guarantee payments, the current carrying amount of the guarantee liability, and the nature of any recourse provisions or assets held as collateral that could be liquidated and allow the guarantor to recover all or a portion of its payments in the event guarantee payments are required.

The disclosure requirements of this Interpretation are effective for financial statements for fiscal years ending after December 15, 2002 and did not have a material effect on the Company’s financial statements. The initial recognition and measurement provisions are effective prospectively for guarantees issued or modified on or after January 1, 2003, which should not have a material effect on the Company’s financial statements.

NOTE 3 — ACQUISITIONS

During 2002 we acquired the common stock of Anapharm, Inc. and the assets of New Drug Services, Inc. (“NDS”). The terms of these acquisitions are described in our Form 10-KSB for the year ended December 31, 2002.

On March 26, 2003, SFBC, through its wholly-owned subsidiary, Anapharm, acquired the common stock of SynFine, an Ontario corporation. Earlier in 2003, SynFine acquired the assets of PDI-Research Laboratories, (“PDI”), located in suburban Toronto, Canada. The business of PDI (now SynFine) provides synthesized research compounds used by bioanalytical laboratories. Prior to the acquisition, both Anapharm and SFBC Analytical were customers of PDI.

We paid approximately $1.6 million for SynFine’s net assets comprised primarily of scientific equipment, customer lists and real estate. Additionally, SynFine assumed certain operating liabilities and bank debt. No goodwill was recorded on this transaction since the fair value of the net assets was in excess of the $1.6 million paid by the Company. Anapharm used its own cash without borrowing any funds to consummate the transaction. All of the 12 employees of SynFine have remained as employees. This new business unit within Anapharm is pursuing the same research activities and same business as PDI under the new name of SynFine Research. This acquisition did not have a material impact on Anapharm’s

SFBC International, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revenues or earnings during the three month period ended June 30, 2003 and is not expected to have a material impact for the remainder of 2003.

The Company originally had anticipated entering into the synthesis business during late 2004. However, we accelerated our entry into this market due to the availability of PDI’s scientific expertise and personnel, and the availability of PDI’s equipment, customer list and real estate at a favorable price.

Acquisition of Danapharm

On July 7, 2003, SFBC, through its wholly owned subsidiary, Anapharm, acquired the 51 percent of the common stock that it did not already own of Danapharm of London, Ontario, Canada for a total purchase consideration of approximately $1.6 million. This was comprised of approximately $336,000 in cash and 8,142 shares of SFBC common stock valued at approximately $144,000 paid at closing; and the remaining purchase consideration of approximately $1,120,000 is comprised of approximately $785,000 in cash and $335,000 in stock (18,984 shares) payable in four equal payments during the next four years. Anapharm used its own cash to make the cash payment at closing, and issued a note payable to the 51% shareholders for the remaining cash consideration. The 18,984 shares issued were placed in escrow due over the next four years. In return, Anapharm received approximately $300,000 in net assets.

The other 49 percent of Danapharm was acquired through the acquisition of Anapharm in March 2002. Founded in 1994, Danapharm provides drug development research services for Phase II-IV clinical trials to the biotech and pharmaceutical industry.

The Company’s purchase price of $1,600,000 results in excess purchase price over the acquired net assets of $300,000. SFBC is currently in the process of obtaining preliminary independent appraisals of the fair values of the acquired property plant and equipment, and identified intangible assets, and their remaining useful lives. Accordingly, the allocation of the purchase price, including the related goodwill has not yet been determined and will be based on the final determination of appraised and other fair values, and related tax effects.

Acquisition of Clinical Pharmacology Associates

On August 4, 2003 we acquired 100% of the common stock of CPA, a private company, focused primarily on Phase I clinical research development services, based in Miami, FL.

CPA provides specialized, outsourced drug development research services to the pharmaceutical and biotechnology industries.

Under the terms of the agreement we acquired CPA for $7.5 million in cash and 443,072 shares of SFBC common stock. Of the sums paid, $1 million in cash and approximately 94,000 shares in common stock have been placed in escrow and will be released over the next three years, in six month increments to the shareholders of the seller. In return we received CPA’s clinic operations building valued at $750,000 and an additional $750,000 in net assets comprised of cash and accounts receivables, less accounts payable payable and accrued liabilities.

Also, the shareholders of CPA will have an opportunity over a three year period to earn up to a total $9,000,000 in additional consideration, one-half in cash and one-half in common stock, based upon attaining certain revenue milestones.

For the year ended December 31, 2002, CPA’s net revenue was approximately $8.1 million and pre-tax income was approximately $3.9 million.

SFBC has retained all of CPA’s employees and entered into three-year employment agreements with key CPA senior management.

SFBC is currently in the process of obtaining preliminary independent appraisals of the fair values of the acquired property plant and equipment, and identified intangible assets, and their remaining useful lives. Accordingly, the allocation of the purchase price, including the related goodwill has not yet been

SFBC International, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

determined and will be based on the final determination of appraised and other fair values, and related tax effects.

Due to the recent nature of this acquisition, it was not practicable to provide further disclosures under SFAS No. 141.

Unaudited pro forma results

Unaudited pro forma results of operations after giving effect to certain adjustments resulting from the 2002 acquisitions were as follows for the three and six month period ended June 30, 2003 and June 30, 2002 as if the business combinations had occurred at the beginning of each period presented. The pro forma results do not include the operations of SynFine as this acquisition did not have a material impact on the Company’s consolidated operations.

	Three months ended June 30,		Six months ended June 30,

	2002	2003	2002	2003

Net revenue	$16,881,019	$22,483,553	$32,567,444	$41,153,589
Net earnings	1,488,495	2,024,067	3,399,047	3,967,350
Earnings per share — basic	$0.20	$0.28	$0.47	$0.55
Earnings per share — diluted	$0.19	$0.27	$0.44	$0.52

The pro forma data is provided for information purposes only and does not purport to be indicative of results which actually would have been obtained if the combinations had been effected at the beginning of each period presented, or of those results which may be obtained in the future.

NOTE 4 — GOODWILL AND INTANGIBLE ASSETS

In connection with adopting SFAS 142, the Company also reassessed the useful lives and the classifications of its identifiable intangible assets and determined that they continue to be appropriate. The components of the Company’s intangible assets subject to amortization are approximately as follows:

	December 31, 2002		June 30, 2003

			Weighted
	Gross		Average	Gross
	Carrying	Accumulated	Life	Carrying	Accumulated
	Amount	Amortization	Years	Amount	Amortization

Methodologies	$1,721,000	$(377,000)	3.50	$1,721,000	$(615,000)
Employment Agreement	590,000	(162,000)	5.00	590,000	(224,000)
Subject Database	900,000	(169,000)	4.00	900,000	(281,000)
Customer backlog	290,000	(130,000)	0.75	290,000	(290,000)

	$3,501,000	$(838,000)		$3,501,000	$(1,410,000)

Amortization expense for intangible assets during the three and six month period ended June 30, 2003 was approximately $293,000 and $596,000, respectively, and $210,000 and $278,000 for the three and six month period ending June 30, 2002, respectively. The following table provides information regarding estimated amortization expense for each of the following years ended December 31:

2003	$987,000
2004	826,000
2005	725,000
2006	125,000

$2,663,000

As of June 30, 2003, all intangible assets except goodwill were subject to amortization expense.

The Company assesses its goodwill for impairment annually as of the 1st of January of each year. No impairment was recorded in 2003 or 2002.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Clinical Pharmacology of Florida, Inc. and
Clinical Pharmacology International, Inc.

We have audited the accompanying combined balance sheet of Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc. (collectively, the “Company”) as of December 31, 2002, and the related combined statements of earnings, changes in stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc. as of December 31, 2002 and the combined results of their operations and their combined cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Miami, Florida

July 18, 2003 (except for Note G as to which the
date is August 4, 2003)

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

COMBINED BALANCE SHEET

December 31, 2002

ASSETS
Current assets:
Cash and cash equivalents	$1,100,236
Accounts receivable, net	972,122
Prepaids and other current assets	13,276

Total current assets	2,085,634
Property and equipment, net	60,330

Total assets	$2,145,964

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$8,050
Accrued liabilities	106,965
Pension plan payable	68,660
Deferred revenue	293,708

Total current liabilities	477,383
Stockholders’ equity:
Common stock, $10 par value; 50 shares authorized, issued and outstanding for Clinical Pharmacology of Florida, Inc. and $10 par value; 50 shares authorized, issued and outstanding for Clinical Pharmacology International, Inc.	1,000
Retained earnings	1,667,581

Total stockholders’ equity	1,668,581

Total liabilities and stockholders’ equity	$2,145,964

The accompanying notes are an integral part of this statement.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

COMBINED STATEMENT OF EARNINGS

For the Year Ended December 31, 2002

Net revenue	$8,137,234
Costs and expenses:
Direct costs	3,610,085
Selling, general and administrative expenses	613,752

Total costs and expenses	4,223,837

Earnings from operations	3,913,397
Other income:
Interest income	10,082

Net earnings	$3,923,479

The accompanying notes are an integral part of this statement.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Year Ended December 31, 2002

	Common Stock
			Retained
	Shares	Par Value	Earnings	Total

Balances — January 1, 2002	100	$1,000	$1,744,102	$1,745,102
Net earnings	—	—	3,923,479	3,923,479
Stockholders distributions	—	—	(4,000,000)	(4,000,000)

Balances — December 31, 2002	100	$1,000	$1,667,581	$1,668,581

The accompanying notes are an integral part of this statement.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

COMBINED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Cash flows from operating activities:
Net earnings	$3,923,479
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	21,019
Provision for bad debt	10,000
Changes in assets and liabilities
Accounts receivable	1,206,703
Prepaid expenses	383,833
Accounts payable	(347,094)
Accrued liabilities	19,675
Benefit plan payable	(69,376)
Deferred revenue	(127,866)

Total adjustments	1,096,894

Net cash provided by operating activities	5,020,373

Cash flows from investing activities:
Purchase of property and equipment	(748)

Net cash used in investing activities	(748)

Cash flows from financing activities:
Stockholder distributions	(4,000,000)

Net cash used in financing activities	(4,000,000)

Net increase in cash and cash equivalents	1,019,625
Cash and cash equivalents at beginning of period	80,611

Cash and cash equivalents at end of period	$1,100,236

Supplemental disclosures:
Interest paid	$—

Income taxes paid	$—

The accompanying notes are an integral part of this statement.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS

December 31, 2002
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc. (collectively, the “Company”) are Florida corporations. Clinical Pharmacology of Florida, Inc. is a contract research organization located in Miami, Florida that provides clinical research and drug development services to pharmaceutical and biotechnology companies. A majority of the Company’s clients are entities based throughout the United States. Clinical Pharmacology International, Inc. owns the land and building in which the Company’s corporate headquarters is housed. A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying combined financial statements follows.

Principles of combination

The combined financial statements include the accounts of Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc. All intercompany balances and transactions are eliminated in combination.

Revenue and cost recognition

Revenues from contracts are generally recognized as services are performed on the percentage-of-completion method of accounting with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Contracts may contain provisions for renegotiation in the event of cost overruns due to changes in the level of work scope. Renegotiated amounts are included in revenue when the work is performed and realization is assured. Provisions for losses to be incurred on contracts are recognized in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

Direct costs include all direct costs related to contract performance. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred. Changes in job performance and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Due to the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and the change could be material.

Included in accounts receivable are unbilled amounts, which represent revenue recognized in excess of amounts billed. Deferred revenue represents amounts billed in excess of revenue recognized.

Cash and cash equivalents

The Company considers all highly liquid investments with a purchased maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation is computed using the straight-line method and accelerated methods based upon the estimated useful lives of the assets ranging from 5-40 years.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting period. Actual results could differ from those estimates.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2002

The allowance for doubtful accounts and allowance for changes in contracts are based on management’s estimates of the creditworthiness of its clients, analysis of subsequent changes in contracts, analysis of delinquent accounts, the payment histories of the accounts and management’s judgment with respect to current economic conditions and, in the opinion of management, is believed to be an amount sufficient to respond to normal business conditions. Management sets reserves for clients based upon historical collection experience, and sets specific reserves for clients whose accounts have aged significantly beyond this historical collection experience. Should business conditions deteriorate or any major client default on its obligations to the Company, this allowance may need to be significantly increased, which would have a negative impact upon the Company’s operations.

Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and trade receivables. The Company, from time to time, maintains cash balances with financial institutions in amounts that exceed federally insured limits. The Company performs services and extends credit based on an evaluation of the clients’ financial condition without requiring collateral. Exposure to losses on receivables is expected to vary by client due to the financial condition of each client. The Company monitors exposure to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

Income taxes

The Company has elected “S” corporation status under Section 1362 of the Internal Revenue Code. Therefore, all net income or net loss flows through directly to the stockholders, and is reported on their individual income tax returns. Accordingly, no provision for income tax is required in these financial statements.

NOTE B — MAJOR CUSTOMERS

Three clients represented more than 10% of combined net revenue in 2002 and three clients represents more than 10% of the combined net accounts receivable as of December 31, 2002. The following table reflects information relating to the significant clients which accounted for more than 10% of the combined revenue for the year ended December 31, 2002 and combined net accounts receivable as of December 31, 2002.

% of
Revenue

Client A	37%
Client B	18%
Client C	10%

% of
Accounts
Receivable, Net

Client A	12%
Client D	60%
Client E	14%

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2002

NOTE C — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following at December 31, 2002:

Accounts receivable — billed	$702,460
Accounts receivable — unbilled	269,662

$972,122

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be billed and collected within one year. Deferred revenue at December 31, 2002 amounted to $293,708.

NOTE D — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

Land	$45,000
Building	393,080
Furniture, fixtures, and equipment	31,485

469,565
Less accumulated depreciation	(409,235)

$60,330

Depreciation for the year ended December 31, 2002 was $21,019.

NOTE E — DEFINED BENEFIT PLAN

The Company has a defined benefit pension plan (the “Plan”) which covers all of its eligible employees. The Plan is administered externally and the assets are held separately by professional investment managers. The Plan is funded by contributions at rates recommended by an actuary.

The components of net pension cost for the year ended December 31, 2002 were as follows:
Service cost	$231,963
Interest cost	224,265
Amortization of transition obligation	33,536
Expected return on plan assets	(162,881)

$326,883

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

December 31, 2002

The reconciliation of the beginning and ending balances of the benefit obligation and fair value of plan assets, and the funded status of the plan are as follows:

Change in benefit obligation:
Benefit obligation at beginning of period	$3,258,088
Service cost	231,963
Interest cost	224,265
Benefit obligation gain	(164,780)

Benefit obligation at end of period	$3,549,536

Change in plan assets:
Fair value of plan assets at beginning of period	$1,837,890
Actual return on plan assets	(385,404)
Employer contributions	396,260
Benefits paid	—
Participants’ contributions	—

Fair value of plan assets at end of period	$1,848,746

Funded status:
Funded status (liability)	$(1,700,790)
Unrecognized actuarial loss	1,632,130

Net liability recognized	$(68,660)

The weighted average assumptions used in the actuarial computations that derived the above amounts were as follows:

Discount rate	7.25%
Expected return on plan assets	8.00
Average rate of compensation increase	4.00
Rate of pension benefit increase	4.50
Expected discount rate upon retirement	6.50

NOTE F — COMMITMENTS

The Company leases certain equipment under non-cancelable operating leases.

The approximate future minimum annual lease payments under these leases for years subsequent to December 31, 2002 are as follows:

2003	$7,668
2004	7,668
2005	7,668
2006	1,278

$24,282

Total rent expense for the year ended December 31, 2002 was approximately $15,000.

NOTE G — SUBSEQUENT EVENTS

On August 4, 2003, the Company’s stockholders entered into an agreement to sell all of its outstanding stock to SFBC International for $7.5 million in cash and 443,072 shares of SFBC International common stock. In addition, the stockholders will have the opportunity to earn up to $9 million in additional consideration upon the occurrence of certain events.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

UNAUDITED COMBINED BALANCE SHEET

June 30, 2003

ASSETS
Current assets:
Cash and cash equivalents	$1,255,656
Accounts receivable, net	944,230
Prepaids and other current assets	6,638

Total current assets	2,206,524
Property and equipment, net	63,417

Total assets	$2,269,941

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,210
Accrued liabilities	112,620
Pension plan payable	246,500
Deferred revenue	334,450

Total current liabilities	710,780
Stockholders’ equity:
Common stock, $10 par value; 50 shares authorized, issued and outstanding for Clinical Pharmacology of Florida, Inc. and $10 par value; 50 shares authorized, issued and outstanding for Clinical Pharmacology International, Inc.	1,000
Retained earnings	1,558,161

Total stockholders’ equity	1,559,161

Total liabilities and stockholders’ equity	$2,269,941

The accompanying notes are an integral part of this statement.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

UNAUDITED COMBINED STATEMENTS OF EARNINGS

For the Six Months Ended June 30, 2002 and 2003

	2002	2003

Net revenue	$4,035,176	$4,033,971
Costs and expenses:
Direct costs	1,676,136	1,866,147
Selling, general and administrative expenses	214,880	597,861

Total costs and expenses	1,891,016	2,464,008

Earnings from operations	2,144,160	1,569,963
Other income:
Interest income	6,147	2,701

Net earnings	$2,150,307	$1,572,664

The accompanying notes are an integral part of this statement.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

UNAUDITED COMBINED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2002 and 2003

	2002	2003

Cash flows from operating activities:
Net earnings	$2,150,307	$1,572,664
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	9,210	10,520
Provision for bad debt	—	—
Changes in assets and liabilities
Accounts receivable	966,295	27,892
Prepaid expenses	394,183	6,638
Accounts payable	(258,600)	9,160
Accrued liabilities	16,025	5,655
Benefit plan payable	29,906	177,840
Deferred revenue	(80,726)	40,742

Total adjustments	1,076,293	278,447

Net cash provided by operating activities	3,226,600	1,851,111

Cash flows from investing activities:
Purchase of property and equipment	—	(13,607)

Net cash used in investing activities	—	(13,607)

Cash flows from financing activities:
Stockholder distributions	(2,224,437)	(1,682,084)

Net cash used in financing activities	(2,224,437)	(1,682,084)

Net increase in cash and cash equivalents	1,002,163	155,420
Cash and cash equivalents at beginning of period	—	1,100,236

Cash and cash equivalents at end of period	$1,002,163	$1,255,656

Supplemental disclosures:
Interest paid	$—	$—

Income taxes paid	$—	$—

The accompanying notes are an integral part of this statement.

Clinical Pharmacology of Florida, Inc. and Clinical Pharmacology International, Inc.

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

NOTE 1 — BASIS OF PRESENTATION

The accompanying unaudited combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been made. Operating results for the six month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the remaining quarters and for the year ending December 31, 2003.

NOTE 2 — SUBSEQUENT EVENT

On August 4, 2003, the Company’s stockholders sold all of its outstanding stock to SFBC International for $7.5 million in cash and 443,072 shares of SFBC International common stock. In addition, the stockholders will have the opportunity to earn up to $9 million in additional consideration upon the occurrence of certain events.